PROSPECTUS

Filed Pursuant to Rule 424(b)(1)

Registration No. 333-132372

52,000,000 American Depositary Shares

Himax Technologies, Inc.

REPRESENTING 52,000,000 ORDINARY SHARES

Himax Technologies, Inc. is offering 12,561,753 American depositary shares, or ADSs, and the selling shareholders are offering 39,438,247 ADSs. Each ADS represents one of our ordinary shares. This is our initial public offering, and no public market currently exists for our ADSs or our ordinary shares.

The ADSs have been approved for quotation on the Nasdaq National Market under the symbol “HIMX.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 7.

PRICE $9 AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Himax Technologies, Inc.	Proceeds to the Selling Shareholders
Per ADS	$9.00	$.45	$8.55	$8.55
Total	$468,000,000	$23,400,000	$107,402,988	$337,197,012

Himax Technologies, Inc. has granted the underwriters the right to purchase up to an additional 7,800,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on April 4, 2006.

MORGAN STANLEY

CREDIT SUISSE

BANC OF AMERICA SECURITIES LLC

PIPER JAFFRAY

ABN AMRO ROTHSCHILD

HSBC

March 30, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs and seeking offers to buy ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Until April 24, 2006 (the 25th day after the commencement of the offering), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the ADSs being sold in this offering and our consolidated financial statements and related notes included elsewhere in this prospectus.

HIMAX TECHNOLOGIES, INC.

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. We believe we are among the world’s leading suppliers of display drivers for large-sized thin film transistor liquid crystal display, or TFT-LCD, panel displays, with a market share of approximately 15.8% in terms of revenues in 2005, according to iSuppli Corporation, or iSuppli, a research firm focused on the electronics industry. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using organic light-emitting diode, or OLED, technology and low temperature poly silicon, or LTPS, technology. In addition, we are expanding our product offering to include television semiconductor solutions, as well as liquid crystal on silicon, or LCOS, products.

We have a close relationship with Chi Mei Optoelectronics Corp., or CMO, a leading TFT-LCD panel manufacturer based in Taiwan. CMO is one of our largest shareholders and has been our largest customer since our inception. Certain of our directors also hold key management positions at CMO. A substantial portion of our sales are to CMO and Chunghwa Picture Tubes, or CPT, which together with their respective affiliates accounted for approximately 58.9% and 16.2%, respectively, of our revenues in 2005. Our other customers are principally panel makers such as HannStar Display Corporation, Innolux Display Corporation, Samsung Electronics Taiwan Co., Ltd. and Shanghai SVA-NEC Liquid Crystal Display. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Our aim is to become one of the world’s leading providers of semiconductors for flat panel display applications through:

•	expanding and diversifying our customer base;

•	capturing a larger percentage of our customers’ large-sized panel display driver requirements;

•	establishing a leadership position in the mobile handset display driver market;

•	leveraging our design and engineering expertise to capture other growth opportunities; and

•	strengthening our semiconductor manufacturing supply chain.

Our Industry

We operate in the flat panel display semiconductor industry. As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. According to iSuppli, global unit shipments of large-sized flat panel displays are expected to grow from approximately 203.7 million units in 2005 to approximately 352.7 million units in 2009. iSuppli also forecasts global unit shipments of small- and medium-sized flat panel displays to grow from approximately 1.5 billion units in 2005 to approximately 1.8 billion units in 2009. This projected growth is expected to drive the demand for semiconductors used in these panels. Panel manufacturers are primarily located in Taiwan, South Korea, Japan and China. We believe that Taiwan-based semiconductor companies, such as us, are well positioned to take advantage of the geographic proximity to work closely with panel manufacturers to design semiconductors to be integrated into such customers’ products.

Corporate Information

We were incorporated in the Cayman Islands on April 26, 2005. We chose the Cayman Islands as our place of incorporation because we believe investors are increasingly familiar with Asia-based technology companies reorganizing as Cayman Islands companies for purposes of listing their shares in the form of ADSs in the United States and therefore are likely to be more familiar with the laws, regulations and articles of association governing Cayman Islands companies. Since we are a holding company, our only asset (prior to the completion of this offering) is our shares of Himax Technologies Limited, or Himax Taiwan, our wholly owned subsidiary in Taiwan, through which we conduct substantially all of our business. As a result of our reorganization and share exchange undertaken prior to this offering, 100% of our outstanding shares (immediately after the share exchange) are owned by former shareholders of Himax Taiwan. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

Our principal executive offices are located at 10th Floor, No. 605, Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China. Our telephone number at this address is +886 (6) 505-0880. Our registered office in the Cayman Islands is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Georgetown, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-1040. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan; and Anyangsi Kyungkido, South Korea.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.himax.com.tw. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

THE OFFERING

American depositary shares offered

by us	12,561,753 ADSs

by the selling shareholders	39,438,247 ADSs

Total	52,000,000 ADSs

Price per ADS	The initial public offering price is $9.00 per ADS.

The ADSs

Each ADS represents one ordinary share, par value $0.0001 per ordinary share. The ADSs will be evidenced by American depositary receipts, or ADRs. You will have the rights of an ADR holder as provided in a deposit agreement entered into among us, the depositary and holders and beneficial owners of ADSs from time to time, dated March 30, 2006. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 7,800,000 ADSs to cover over-allotments of ADSs.

ADSs outstanding immediately after this offering	52,000,000 ADSs (or 59,800,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering

194,650,633 ordinary shares (or 202,450,633 ordinary shares if the underwriters exercise their over-allotment option in full). The number of ordinary shares outstanding immediately after this offering excludes (i) the 988,169 ordinary shares representing the unvested portion of the RSUs granted (as described in “—Restricted share units”) and (ii) the 15,769,143 ordinary shares remaining reserved for future issuance under our 2005 long-term incentive plan.

Use of proceeds

We intend to use a portion of the net proceeds (1) to fund our capital expenditures of approximately $26.1 million, including the purchase of equipment, software, and costs of construction for our new headquarters in Tainan, Taiwan; (2) to repay various short-term loans in the total principal amount of approximately $38.4 million; and (3) for general corporate purposes.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing

We have received approval to have our ADSs included for quotation on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq National Market symbol	“HIMX”

Depositary	Deutsche Bank Trust Company Americas

Lock-up

We have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. Each of CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai and John Chou has agreed to similar restrictions, for a period of 360 days after the date of this prospectus.

In addition, we have agreed not to facilitate, and Deutsche Bank Trust Company Americas has agreed not to effect, any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus. For more detailed information, see “Shares Eligible for Future Sale” and “Underwriters.”

Restricted share units

We adopted a long-term incentive plan in October 2005 which permits the grant of options or restricted share units, or RSUs, to our employees, directors and service providers. RSUs are subject to certain conditions as described in the award document. We committed to pay a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of 990,220 RSUs on December 30, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the summary consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG Certified Public Accountants and were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our recent reorganization, 100% of our outstanding ordinary shares are owned by former shareholders of Himax Taiwan. See “Corporate History and Related Party Transactions.” This reorganization is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$131,843	$300,273	$540,204
Costs and expenses(1):
Cost of revenues	100,102	235,973	419,380
Research and development	21,077	24,021	41,278
General and administrative	4,614	4,654	6,784
Sales and marketing	2,669	2,742	4,762

Total costs and expenses	128,462	267,390	472,204

Operating income	3,381	32,883	68,000

Net income (loss)(2)	$(581)	$36,000	$61,558

Earnings (loss) per ordinary share(2) and per ADS(3):
Basic	$(0.00)	$0.21	$0.35
Diluted	$(0.00)	$0.21	$0.34
Weighted-average number of shares used in earnings per share computation:
Basic	116,617	169,320	176,105
Diluted	116,617	173,298	180,659

Note: (1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$827	$291	$188
Research and development	11,666	4,288	6,336
General and administrative	2,124	721	848
Sales and marketing	1,349	537	1,241

Total	$15,966	$5,837	$8,613

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $52.4 million, $0.30 and $0.29 for the year ended December 31, 2005, respectively. This tax exemption expires on March 31, 2009.
(3)	Each ADS represents one ordinary share. Earnings (loss) per ADS are unaudited.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2004 and 2005:

	As of December 31,
	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,577	$7,086
Accounts receivable, net	26,860	80,158
Accounts receivable from related parties	39,285	69,688
Inventories	54,092	105,004
Total current assets	144,414	300,056
Total assets	157,770	327,239
Short-term debt	—	27,274
Accounts payable	38,649	105,801
Total current liabilities	52,157	160,784
Total liabilities	52,246	160,784
Total stockholders’ equity	104,860	165,831

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

Risks Related to Our Business

Our limited operating history makes it difficult for us to forecast our revenues and plan our expenses accurately, or to evaluate our business and prospects appropriately.

We commenced operations in June 2001 and have only a limited operating history, which may not provide a meaningful basis on which to evaluate our business. Our limited operating history, combined with the rapidly evolving nature of the flat panel display semiconductor industry and other factors that are beyond our control, makes it difficult to accurately forecast our future revenues and budget our operating expenses. We have limited historical financial data from which to predict our future revenues and expenses. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenues; therefore, we may not be able to reduce our expenses in a timely manner to offset any shortfall in revenues.

We may not have sufficient experience to address the risks frequently encountered by companies with limited operating history, including our potential failure to:

•	maintain our profitability;

•	preserve our position in the large-sized panel display driver market;

•	acquire and retain customers;

•	secure satisfactory performance from our semiconductor manufacturing service providers;

•	diversify our revenue sources by successfully developing, designing and selling products other than large-sized panel display drivers;

•	develop display drivers with more advanced features and for use in different applications;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	raise our brand recognition, maintain and enhance our reputation and develop customer loyalty;

•	anticipate and adapt to any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics;

•	maintain adequate control of our expenses; or

•	manage risks relating to intellectual property rights, including the protection of our proprietary technologies.

If we were unsuccessful in addressing any of these risks, our business would be materially and adversely affected.

We do not expect to sustain our recent growth rate in revenues or net income, so you should not rely on the results of recent periods as an indication of future revenues or net income growth.

Our revenues and net income have grown significantly since our inception in 2001. Our annual revenues increased by 127.8% to $300.3 million in 2004 and further increased by 79.9% to $540.2 million in 2005. Our net income increased from a net loss of $0.6 million in 2003 to a net income of $36.0 million in 2004 and then further increased to a net income of $61.6 million in 2005. We do not expect similar growth rates in our revenues and net income in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as indicative of our future revenues or net income growth or financial results.

We face numerous challenges relating to our growth.

The scope and complexity of our business have grown significantly since our inception. Our growth has placed and will continue to place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;

•	implement additional, and improve existing, administrative and operations systems, procedures and controls;

•	expand our finance and accounting team, including hiring additional personnel with U.S. GAAP and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities;

•	manage multiple relationships with semiconductor manufacturing service providers, customers, suppliers and certain other third parties; and

•	manage our financial condition.

Moreover, if our allocation of resources did not correspond with future demand for particular products, we could miss market opportunities, and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to manage our growth effectively in the future.

Our quarterly revenues and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our ADS price will likely decline.

Our quarterly revenues and operating results are difficult to predict. They have fluctuated in the past from quarter to quarter and may continue to do so in the future. Our operating results may in some quarters fall below market expectations, likely causing our ADS price to decline. Our quarterly revenues and operating results may fluctuate because of many factors, including:

•	our ability to successfully design, develop and introduce in a timely manner new or enhanced products acceptable to our customers;

•	changes in the relative mix in the unit shipments of our products, which have significantly different average selling prices and cost of revenues as a percentage of revenues;

•	the loss of one or more of our key customers;

•	decreases in the average selling prices of our products;

•	our accumulation of inventory;

•	the relative unpredictability in the volume and timing of customer orders;

•	the risk of cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in our customers’ end demand;

•	changes in the availability of capacity of semiconductor manufacturing service providers;

•	the rate at which new markets emerge for new products under development;

•	the evolution of industry standards and technologies;

•	product obsolescence and our ability to manage product transitions;

•	our involvement in litigation or other types of disputes;

•	general economic conditions; and

•	natural disasters, particularly earthquakes and typhoons, or disease outbreaks affecting countries where we conduct our business or where our products are manufactured, assembled or tested.

These factors are difficult to foresee. They or other factors could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues, and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would directly impact our business. Our operating results are volatile and difficult to predict; therefore, you should not rely on the operating results of any one quarter as indicative of our future performance. Our operating results in future quarters may fall below the expectations of securities analysts and investors. In this event, our ADS price may decline significantly.

We have derived substantially all of our net revenues from sales to the TFT-LCD panel industry, which is highly cyclical and subject to price fluctuations. Such cyclicality and price fluctuations could negatively impact our business or results of operations.

In 2004 and 2005, approximately 97.3% and 96.3% of our revenues, respectively, was attributable to display drivers that were incorporated into TFT-LCD panels. We expect to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, including the following:

•	a surge in manufacturing capacity due to the ramping up of new fabrication facilities;

•	manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel; and

•	lower-than-expected demand for end-use products that incorporate TFT-LCD panels.

There have been industry reports of a possible oversupply of large-sized TFT-LCD panels in 2006, which could result in downward pricing pressure on TFT-LCD panel manufacturers. The downward pricing pressure faced by TFT-LCD panel manufacturers could result in similar downward pricing pressure on us as our customers seek price reductions or cheaper alternatives. We cannot assure you that we will be able to reduce costs to offset such downward pricing pressure. Moreover, during periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

We primarily depend on two foundries to manufacture our wafers, and any failure to obtain sufficient foundry capacity or loss of any of the foundries we use could significantly delay our ability to ship our products, causing us to lose revenues and damage our customer relationships.

Access to foundry capacity is critical to our business because we do not manufacture our own wafers and instead rely primarily on two third-party foundries. The ability of a foundry to manufacture our semiconductor products is limited by its available capacity. Access to capacity is especially important due to the limited availability of high-voltage CMOS process technology required for the manufacture of wafers used in display drivers. We do not have binding long-term supply arrangements with third-party foundries that guarantee us access to foundry capacity. As a result, if the primary third-party foundries that we rely upon were not able to meet our required capacity, or if our business relationships with these foundries were adversely affected, we would not be able to obtain the required capacity from these foundries and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries, as further discussed below. Our results of operations and business prospects could be adversely affected as a result of the foregoing.

We place our orders on the basis of our own customers’ purchase orders and sales forecasts; however, any of the foundries we use can allocate capacity to other foundry customers and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have agreements or better relationships with the foundries we use, may induce these foundries to reallocate capacity to them. The loss of any of the foundries we use or any shortfall in available foundry capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, causing a loss of revenues and damages in our customer relationships.

Taiwan Semiconductor Manufacturing Company, or TSMC, and Vanguard International Semiconductor Corporation, or Vanguard, have historically manufactured substantially all of our wafers. In order to diversify our foundry sources, we have begun to use Macronix International Co., Ltd., or Macronix, and Lite-on Semiconductor Corp., or Lite-on, to manufacture a portion of our products. As a result of outsourcing the manufacturing of our wafers, we face several significant risks, including:

•	failure to secure necessary manufacturing capacity, or being able to obtain required capacity only at higher cost;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

In addition, in order to manufacture our display drivers used in large-sized TFT-LCD panels, we require foundries with high-voltage manufacturing process capacity. Of the limited number of foundries that offer this capability, some are owned by integrated device manufacturers which are also our competitors. As a result, our dependence on high-voltage foundries presents the following additional risks:

•	potential capacity constraints faced by the limited number of high-voltage foundries and the lack of investment in new and existing high-voltage foundries;

•	difficulty in attaining consistently high manufacturing yields from high-voltage foundries;

•	delay and time required (approximately one year) to qualify and ramp up production at a new high voltage foundry; and

•	price increases.

As a result of these risks, we may be required to use foundries with which we have no established relationships, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Moreover, a scarcity in foundry capacity could necessitate making investments in foundries in order to secure additional capacity, which would require us to substantially increase our capital outlays and possibly raise additional capital, which may not be available to us on satisfactory terms, if at all.

Shortages of processed tape used in the manufacturing of our products or the loss of one of our suppliers may increase our costs or limit our revenues and impair our ability to ship our products on time.

There is a limited number of companies which supply processed tape used to manufacture our semiconductor products, and therefore, from time to time, shortages of such processed tape may occur. If any of our suppliers experience difficulties in delivering processed tape used in our products, we may not be able to locate alternative sources in a timely manner. Moreover, if shortages of processed tape were to occur, we would incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and our customer relationships and negatively impact our earnings.

The loss of, or our inability to secure sufficient capacity at, any of the third-party assembly and testing houses that assemble and test our products could disrupt our shipments, harm our customer relationships and reduce our sales.

Access to third-party assembly and testing capacity is critical to our business because we do not have in-house assembly and testing capabilities and instead rely on third-party service providers. Access to capacity is especially important to our business because display drivers require specialized assembly and testing services. A limited number of third-party assembly and testing houses assemble and test substantially all of our current products. We do not have binding long-term supply arrangements with assembly and testing service providers that guarantee us access to capacity. If the primary assembly and testing service providers that we rely upon were not able to meet our requirements, or if our business relationships with these service providers were adversely affected, we would not be able to obtain the required capacity from such providers and would have to seek alternative providers, which may not be available on commercially reasonable terms, or at all. As a result, we do not directly control our product delivery schedules, assembly and testing costs and quality assurance and control. If any of these third-party assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to its facilities, or if there is any other disruption of its assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We typically procure services from assembly and testing houses on a per-order basis. Because of the amount of time we usually take to qualify assembly and testing houses, we may experience significant delays in product shipments if we are required to find alternative source. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers and orders.

Shortages of other key components for our customers’ products could delay our ability to sell our products.

Shortages of components and other materials that are critical to the design and manufacture of our customers’ products may limit our sales. These components include color filters, backlights and glass substrates. In the past, companies that use our products have experienced delays in the availability of key components from other suppliers. For example, some TFT-LCD panel manufacturers experienced a shortage of glass substrates in 2001, 2003 and 2004, as well as color filters in 2003 and 2004. While shortages of components and other materials critical to the design and manufacture of our customers’ products have yet to limit our sales, such delays could cause a slowdown in demand and a decrease in sales for our products.

We depend on two customers for a substantial majority of our revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce our revenues and adversely impact our operating results.

Our top two customers, CMO and CPT, together with their respective affiliates, accounted for approximately 63.2% and 19.5%, respectively, of our revenues in 2004 and for approximately 58.9% and 16.2%,

respectively, of our revenues in 2005. The loss of either CMO or CPT as our customer or a sharp reduction in sales to either customer would have a significant negative impact on our business. As further discussed below, our sales to these customers are made pursuant to standard purchase orders rather than contracts. These customers may cancel or reduce orders more readily than if we had long-term purchase commitments from them. In the event of a cancellation or reduction of an order, we would likely not be able to reduce operating expenses sufficiently so as to minimize the impact of the lost revenues. In the alternative, we may have excess inventory that we cannot sell, which would harm our operating results. We expect our reliance on sales to CMO and CPT and their respective affiliates to continue in the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as on the ability of such customers to sell products that incorporate our products.

Failure to attract new customers may limit our growth prospects.

We face challenges in attracting new customers for our existing products as well as new products. Marketing our display drivers to other TFT-LCD panel manufacturers that have established relationships with our competitors may be difficult. Moreover, several TFT-LCD panel manufacturers have in-house design capabilities and therefore may not need to source semiconductor products from us. To sell new products, we will likely need to target new market segments and new customers with whom we do not have current relationships, which may require different strategies and may present difficulties that we may not have encountered before. Therefore, failure to broaden our customer base and attract new customers may limit our growth prospects.

Technological innovation may reduce the number of display drivers required for each large-sized panel, thereby reducing the number of display drivers we are able to sell per panel. If such reduction is not offset by the general growth of the industry, the growth in our market share or an increase in our average selling prices, our revenues may decline.

Multiple display drivers are required for each large-sized panel to function. We are designing higher-channel display drivers to reduce the number of display drivers required for each large-sized panel while achieving the same resolution. By developing such innovative and cost-effective display driver solutions, we hope to grow our market share, attract additional customers, increase our average selling prices and capture new design wins. We cannot assure you that developing such display drivers with a higher number of channels will successfully achieve the foregoing goals. If we fail to attain the foregoing goals, and the decrease in revenues as a result of the reduction in the number of display drivers we sell per panel is not offset by the increase in average selling prices or our sales, our revenues may decline.

We rely on the services of our key personnel, and if we are unable to retain our current key personnel and hire additional personnel, our ability to design, develop and successfully market our products could be harmed.

We rely upon the continued service and performance of a relatively small number of key personnel, including certain engineering, technical and senior management personnel. In particular, our engineers and other key technical personnel are critical to our future technological and product innovations. Competition for highly skilled engineers and other key technical personnel is intense in the semiconductor industry in general and in Taiwan’s flat panel semiconductor industry in particular. Moreover, our future success depends on the expansion of our senior management team and the retention of our key employees such as Jordan Wu, our president and chief executive officer; Dr. Biing-Seng Wu, our chairman; Chih-Chung Tsai, our chief technology officer; and Max Chan, our chief financial officer. We rely on these individuals to manage our company, develop and execute our business strategies and manage our relationships with key suppliers and customers. Any of these employees could leave our company with little or no prior notice and would be free to work with a competitor. We do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel.

If we fail to forecast customer demand accurately, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

The lead time required by the semiconductor manufacturing service providers we use to manufacture our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we will typically ask our semiconductor manufacturing service providers to start manufacturing our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenues from these products until they are shipped to customers. Moreover, for the convenience of our customers, we may agree to ship our inventory to warehouses located near our customers, so that our products can be delivered to our customers more quickly. We may from time to time agree that title and risk of loss do not pass to our customer until the customer requests delivery of our products from such warehouses. In such case, we will not recognize revenues from these products until the title and risk of loss has passed to our customers based on the shipping terms, which is generally when they are delivered to our customers from these warehouses. As a result, we incur inventory and manufacturing costs in advance of anticipated revenues. Anticipated demand for our products may not materialize; therefore, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence and may increase our costs. If we overestimate demand for our display drivers or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell, which would harm our financial results. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships, which also could harm our business. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. These inventory risks are exacerbated by the high level of customization of our products, which limits our ability to sell excess inventory to other customers.

Our close relationship with CMO could limit our potential to do business with CMO’s competitors, which may cause us to lose opportunities to grow our business and expand our customer base.

CMO is one of our largest shareholders and has been our largest customer since our inception. We expect to continue to maintain various contractual and other relationships with CMO. Our close relationship with CMO could limit our potential to do business with CMO’s competitors or other TFT-LCD panel manufacturers, who may perceive that granting business to us could benefit CMO. Our close relationship with CMO may result in lost business opportunities or may prevent us from taking advantage of opportunities to grow our business and expand our customer base.

If we do not achieve additional design wins in the future, our ability to grow will be limited.

Our future success will depend on our current and prospective customers designing our products into their products. To achieve design wins, we must design and deliver cost-effective, innovative and integrated products that are customized for our customers’ needs. Once a supplier’s products have been designed into a system, the panel manufacturer may be reluctant to change its source of components due to the significant costs and time associated with qualifying a new supplier. Accordingly, our failure to obtain additional design wins with panel manufacturers and to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.

A design win is not a binding commitment by a customer to purchase our products and may not result in large volume orders of our products. Rather, it is a decision by a customer to use our products in the design process of that customer’s products. Customers can choose at any time to stop using our products in their designs or product development efforts. Moreover, even if our products were chosen to be incorporated into a customer’s products, our ability to generate significant revenues from that customer would depend on the commercial success of those products. Thus, a design win may not necessarily generate significant revenues if our customers’ products are not commercially successful.

Some of our semiconductor products are manufactured at only one foundry. If any foundry is unable to provide the capacity we need, we may experience delays in shipping our products, which could damage our customer relationships and result in reduced revenues and higher expenses.

Although we use several foundries for different semiconductor products, certain of our products are manufactured at only one of these foundries. If any one of the sole foundries we use for a specific product is unable to provide us with our required capacity, we could experience significant delays in delivering the product being manufactured for us by that foundry. Also, if any of the foundries we use experience financial difficulties, if their foundry operations are damaged or if there is any other disruption of their foundry operations, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process technology for a particular semiconductor product, we believe that it will take us several months to qualify the new foundry or process before we can begin shipping such products. If we cannot qualify a new foundry in a timely manner, we may experience a significant interruption in our supply of the affected products, which could reduce our revenues, increase our expenses and damage our customer relationships.

An adverse change to our relationship with CMO could have a material adverse effect on our business.

CMO is one of our largest shareholders, beneficially owning approximately 13.6% of our outstanding shares as of December 31, 2005, and is also our largest customer, accounting (together with its affiliates) for approximately 58.9% of our revenues in 2005. Our engineers work closely with CMO’s engineers to design display drivers used in TFT-LCD panels manufactured by CMO. We have entered into various transactions with CMO in the past, and we expect to continue to do so in the future. See “Corporate History and Related Party Transactions.” If our relationship with CMO deteriorates for any reason, our business could be materially and adversely affected.

Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to higher costs, a loss of customers or a delay in market acceptance of our products.

Our products are highly complex and may contain undetected errors or failures when first introduced or as new revisions are released. If our products were delivered with errors or defects, we could incur additional development, repair or replacement costs, and our credibility and market acceptance of our products could be harmed. Defects could also lead to liability for defective products and lawsuits against us or our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our display drivers comprise part of a complex panel manufactured by our customers. Our display drivers must operate according to specifications with the other components used by our customers in the panel manufacturing process. For example, during the panel manufacturing process, our display drivers are attached to the panel glass and must interoperate with the glass efficiently. If other components fail to operate efficiently with our display drivers, we may be required to incur additional development time and costs to improve the interoperability of our display drivers with the other components.

Our highly integrated products are difficult to manufacture without defects. The existence of defects in our products could increase our costs, decrease our sales and damage our customer relationships and our reputation.

The manufacture of our products is a complex process, and it is often difficult for semiconductor foundries to manufacture our products free of defects. Minor deviations in the manufacturing process can cause substantial decreases in yield and quality. In particular, some of our products are highly integrated and incorporate mixed analog and digital signal processing and embedded memory technology and thus are even more difficult to manufacture without defects.

The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Defective products can be caused by design, defective materials or component parts or manufacturing difficulties. Thus, quality problems can be identified only by analyzing and testing our display drivers in a system after they have been manufactured. The difficulty in identifying defects is compounded by the uniqueness of the process technology used in each of the semiconductor foundries with which we have subcontracted to manufacture our products. Failure to achieve defect-free products due to their increasing complexity may result in an increase in our costs and delays in the availability of our products. In addition, if foundries we use fail to deliver products of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which could adversely affect our sales and margins and damage our customer relationships and our reputation.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainty and volatility with respect to our revenues and could materially and adversely affect our results of operations and financial condition.

We do not have long-term purchase commitments from our customers; our sales are made on the basis of individual purchase orders. Our customers may also cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. In addition, changes in our customers’ business may adversely affect the quantity of purchase orders we receive. For example, one of our customers substantially reduced the utilization rate of its production facilities in late 2005 in connection with its renovation plans and, as a result, the quantity of purchase orders we received from this customer decreased substantially. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures. Our results of operations and financial condition may thus be affected materially and adversely.

The concentration of our accounts receivable and the extension of payment terms for our customers exposes us to increased credit risk and could harm our operating results and cash flows.

As of December 31, 2005, we had two customers that each represented more than 10% of our accounts receivable balance. CMO and CPT, together with their respective affiliates, represented approximately 45.5% and 27.6%, respectively, of our total accounts receivable as of December 31, 2005. Moreover, we have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payments terms, and we may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable or the extension of payment terms for our customers would adversely affect our cash flow, liquidity and our operating results.

We depend on sales of display drivers used in TFT-LCD panels, and the absence of continued market acceptance of our display drivers could harm our business.

In 2004 and 2005, we derived nearly all of our revenues from the sale of display drivers used in TFT-LCD panels, and we expect to continue to derive a substantial portion of our revenues from these or related products. In particular, display drivers used in large-sized panels represented approximately 85.9% and 87.1% of our revenues in 2004 and 2005, respectively. Continued market acceptance of our display drivers is therefore critical to our future success.

Our strategy of expanding our product offerings to liquid crystal on silicon products may not be successful.

We have devoted, and intend to continue to devote, financial and management resources to the development, manufacturing and marketing of LCOS products. LCOS products utilize a form of LCD reflective technology to produce high-resolution images. We believe that end-use products utilizing LCOS products (such as near-to-eye applications, rear projection televisions and mini-projectors) could potentially be a large market. LCOS technology, however, is at a relatively early stage of commercialization and the production of products using LCOS technology at acceptable yields has proven difficult. We cannot assure you that we will be able to develop, design and manufacture such products at costs and with performance specifications acceptable to customers. Moreover, the market acceptance of LCOS technology is still unproven. Wide acceptance of LCOS technology would require brand name electronics companies devoting substantial resources to promote products based on this technology. Furthermore, for near-to-eye devices utilizing LCOS technology (such as wearable display devices embedded in goggles or eyewear) to become widely accepted, consumers must first become accustomed to wearing such devices. By devoting resources to the development of LCOS products we may negatively affect the development of our other products. If the LCOS market does not develop as we expect, our LCOS strategy may result in operating losses in this aspect of our business and may adversely affect our results of operations and growth prospects.

Potential conflicts of interest with CMO may affect our sales decisions and allocations. Our chairman also holds key management positions at CMO and may not be able to allocate sufficient time and resources to both companies.

We have a close relationship with CMO. CMO is one of our largest shareholders and has been our largest customer since our inception, and certain of our directors also hold key management positions at CMO. Jung-Chun Lin, our director, serves on our board in his capacity as a representative of CMO and also holds the positions of director, vice president, chief financial officer and chief accounting officer at CMO. Dr. Biing-Seng Wu, our chairman, is also a director, senior vice president and chief technology officer of CMO. We cannot assure you that our close relationship with CMO and potential conflicts of interest will not affect our sales decisions or allocations or that potential conflicts of interest with respect to representatives of CMO will be resolved in our favor. Moreover, Dr. Biing-Seng Wu, who holds key positions with both CMO and us, may not be able to allocate sufficient time and resources to both companies.

Our corporate actions are substantially controlled by officers, directors, principal shareholders and affiliated entities who may take actions that are not in, or may conflict with, our or our public shareholders’ interests.

After this offering, our directors, executive officers and affiliated entities will beneficially own approximately 37.9% of our outstanding ordinary shares. As of December 31, 2005, Jordan Wu and Dr. Biing- Seng Wu (who are brothers) beneficially owned approximately 6.1% and 17.7% of our ordinary shares, respectively, and CMO beneficially owned approximately 13.6% of our ordinary shares. For information relating to the beneficial ownership of our ordinary shares, see “Principal and Selling Shareholders.” These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Actions may be taken even if they were opposed by our other shareholders, including those who purchase ADSs in this offering.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have received, and expect to continue to receive, notices of infringement of third-party intellectual property rights. We may receive claims from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights in the future. Any lawsuit resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology or manufacturing processes that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

Our ability to compete will be harmed if we are unable to protect our intellectual property adequately.

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2005, we had 105 U.S. patent applications pending and 135 Taiwan patent applications pending. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect our intellectual property effectively could harm our business.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in recognizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets; and

•	potential expenses related to the amortization of intangible assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Risks Related to Our Industry

The semiconductor industry, in particular the display driver and television semiconductor solutions segments, is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The semiconductor industry, in particular the display driver and television semiconductor solutions segments, is highly competitive. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. Competition principally occurs at the design stage, where a customer evaluates alternative design solutions that require display drivers. We continually face intense competition from fabless display driver companies as well as from integrated device manufacturers. Some of our competitors have substantially greater financial and other resources than us with which to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Some of our competitors have manufacturing capabilities as well as in-house design operations that may give them significant advantages such as higher research and development budgets and the ability to attract highly skilled engineers. We cannot assure you that we will be able to increase or maintain our revenues and market share, or compete successfully against our current or future competitors in the semiconductor industry.

We may be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturn may reduce our revenues and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and test capacity. Failure to gain access to foundry, assembly and test capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

The selling prices of our products could decrease rapidly, which may negatively impact our revenues and operating results.

The price of each semiconductor product typically declines over its product life cycle, reflecting product obsolescence, decreased demand as customers shift to more advanced products and increased competition as more semiconductor producers are able to produce similar products in larger quantities. We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. The TFT-LCD panel market is highly cost sensitive, which may result in declining average selling prices of the components comprising TFT-LCD panels. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or we fail to develop and introduce new products and enhancements on a timely basis, our revenues and operating results will suffer.

We have a lengthy and expensive design-to-mass production cycle.

The cycle time from the design stage to mass production for display drivers is long and requires the investment of significant resources with each potential customer without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end product development period by customers. This fairly lengthy cycle creates the risk that we may incur significant expenses but be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel the projects or change production specifications, resulting in sudden changes in our product specifications, further causing increased production time and costs. Failure to meet such specifications may delay the launch of our products.

Our business could be materially and adversely affected if we fail to anticipate changes in evolving industry standards, fail to achieve and maintain technological leadership in our industry or fail to develop and introduce new and enhanced products.

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Likewise, the components used in the TFT-LCD panel industry are constantly changing with increased demand for improved features. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to timely develop and introduce new and enhanced products. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced display semiconductors on competitive terms, and some of our customers may buy display drivers from our competitors instead of from us. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our growth prospects. We cannot assure you that we will be able to anticipate evolving industry standards, successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products to meet new standards or technologies. If we fail to anticipate changes in technology and to introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

We are a holding company, and prior to this offering, our only asset is our 100% ownership interest in Himax Taiwan. Dividends and interest on intercompany loans we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under ROC law. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions, including the ROC government’s right to revoke repatriation of profits. See “— Political, Geographical and Economic Risks — If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

Any limitation on dividend payments by our subsidiaries could materially and adversely affect our ability to grow, finance capital expenditures, make acquisitions, pay dividends, and otherwise fund and conduct our business.

Our ability to make further investments in Himax Taiwan may be dependent on regulatory approvals. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

Since Himax Taiwan is not a listed company, it generally depends on us to meet its equity financing requirements. Any capital contribution by us to Himax Taiwan may require the approval of the relevant ROC authorities such as the Investment Commission of the Ministry of Economic Affairs of the ROC, or the ROC Investment Commission. We may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, we and many of our semiconductor manufacturing service providers, suppliers and customers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our operations, and the operations of many of our semiconductor manufacturing service providers, suppliers and customers are located in Taiwan, which is vulnerable to natural disasters, in particular, earthquakes and typhoons. Our principal foundries and assembly and testing houses upon which we have relied to manufacture substantially all of our display drivers are located in Taiwan. In 2005, approximately 89.4% of our revenues was derived from customers headquartered in Taiwan. As a result of this geographic concentration, disruption of operations at our facilities or the facilities of our semiconductor manufacturing service providers, suppliers and customers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes, contagious diseases or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source products from our competitors. Shortages or suspension of power supplies have occasionally occurred and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

The manufacturing processes of TFT-LCD panels require a substantial amount of water and as a result, the production operations of TFT-LCD panels may be seriously disrupted by water shortages. Our customers may encounter droughts in areas where most of their current or future manufacturing sites are located. If a drought were to occur and our customers or the authorities were unable to source water from alternative sources in sufficient quantity, our customers may be required to shut down temporarily or to substantially reduce the operations of their fabs, which would seriously affect demand for our products. The occurrence of any of these events in the future could adversely affect our business.

Strained relations between the PRC and the ROC could negatively affect our business and the market price of our ADSs.

Our principal executive offices and a substantial amount of our assets are located in Taiwan, and a substantial portion of our revenues is derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates, and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control.

Taiwan has a unique international political status. Since 1949, Taiwan and the PRC have been separately governed. The government of the PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Furthermore, the PRC government recently adopted an anti-secession law relating to Taiwan. Relations between the ROC and the PRC governments have been strained in recent years for a variety of reasons, including the PRC government’s position on the “One China” policy and tensions concerning arms sales to Taiwan by the United States government. Any tension between ROC and the PRC, or between the United States and the PRC, could materially and adversely affect the market prices of our ADSs.

If the U.S. dollar or other currencies in which our sales, processed tape and component purchases and capital expenditures are denominated fluctuate significantly against the NT dollar or the Japanese yen, our profitability may be seriously affected.

We have significant foreign currency exposure, and are primarily affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our revenues, processed tape and component purchases and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2005, approximately 98.5% of our revenues was denominated in U.S. dollars. During the same period, approximately 67.3%, 9.8% and 22.9% of our cost of revenues (principally wafers, processed tape and component purchases) were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. From time to time, we enter into forward contracts to hedge our foreign currency exposure, but we cannot assure you that this will adequately protect against us the risk of exchange rate fluctuations and reduce the impact on our results of operations.

A decrease in the support of the ROC government may increase our tax expenditures and decrease our net income.

The ROC government has been very supportive of Taiwan-incorporated technology companies such as Himax Taiwan. In particular, Himax Taiwan, like many Taiwan technology companies, has benefited from substantial tax incentives provided by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development, personnel training and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year is limited to 50% of the income tax payable for that year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax). Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $0.5 million, $4.7 million and $9.4 million as of December 31, 2003, 2004 and 2005, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalizing of a company’s retained earnings. Since April 1, 2004, Himax Taiwan has been entitled to such preferential tax treatment for a period of five years, which expires on March 31, 2009. As a result of this preferential tax treatment, income attributable to certain of our expanded production capacity or newly developed technologies is tax exempt for the duration of this five-year period. If the ROC government changed the laws to terminate, decrease or otherwise adversely change such tax incentives, our tax expenditures could increase, resulting in a decrease in our net income. For instance, if we did not have this tax exemption, net income and basic and diluted earnings per ordinary share would have been $52.4 million, $0.30 and $0.29 for the year ended December 31, 2005, respectively.

If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.

Our current corporate structure was established through a share exchange, which became effective on October 14, 2005, between us and the former shareholders of Himax Taiwan. The share exchange was subject to the review and approval of the ROC Investment Commission, an agency under the administration of the ROC Ministry of Economic Affairs established for the purposes of promoting Taiwan’s economic development and attracting foreign investments. It has supervisory and regulatory authority for matters relating to, among other things, inbound investments in Taiwanese companies by non-ROC persons and overseas ROC nationals, and outbound investments by Taiwanese companies or individuals.

In connection with our application seeking approval of the share exchange, we and Himax Taiwan made the following undertakings to the ROC Investment Commission:

•	to purchase three hectares of land in connection with the construction of our new headquarters in Tainan, Taiwan;

•	to increase the number of employees in Taiwan to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively; and

•	to invest no less than NT$800.0 million ($24.4 million), NT$900.0 million ($27.4 million) and NT$1.0 billion ($30.5 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively, which may be satisfied through cash-based compensation paid to research and development personnel but not through non-cash share-based compensation.

The undertakings do not specify, and the ROC Investment Commission has not required, that the required personnel and research and development expenditures be directed for any particular purpose. Instead, these undertakings allow management discretion on the utilization of such resources. We made the undertakings as assurances of our commitment to invest in Taiwan based on our business plan, the expected growth in 2005, 2006 and 2007 and our anticipated requirements with respect to our headquarter expansion plans, employee headcount projections and research and development requirements.

The ROC Investment Commission approved the share exchange subject to our satisfying the above-mentioned undertakings. The failure to satisfy these undertakings could have the following material adverse consequences:

Revocation of the Right of Repatriation of Profits. The ROC Investment Commission can (at its discretion) revoke Himax Taiwan’s right to repatriate profits to us. Since we rely on dividend payments from Himax Taiwan, such a restriction would adversely affect our ability to pay dividends to our shareholders.

Revocation of the Approval of the Share Exchange. The ROC Investment Commission has the right (at its discretion) to revoke its approval of the share exchange. Prior to exercising this right, in practice we and Himax Taiwan would be notified and given an opportunity to be heard. There are no promulgated rules or regulations setting forth the factors that the ROC Investment Commission would consider in exercising its discretion. Each case is determined individually.

Such a revocation could have any of the following material adverse consequences:

•	We may face difficulties obtaining subsequent ROC Investment Commission approvals for additional investments in Himax Taiwan, including further equity investments such as cash or asset contributions and inter-company loans from us.

•	We may face difficulties obtaining approval from the ROC Central Bank of China to transfer the net proceeds of this offering (and any future offerings) to Himax Taiwan. Any restriction on our ability to transfer the net proceeds of our capital raising to Himax Taiwan would effectively limit Himax Taiwan’s ability to access the capital markets through us since we are a holding company with no operations and the use of proceeds for any capital raised by us would be for the operations of Himax Taiwan through which substantially all of our operations are conducted.

•	Himax Taiwan may also lose its status as a foreign-invested company under the ROC Statute for Investment by Foreign Nationals, resulting in the loss of certain protections, including the protection from possible expropriation of the company’s assets.

Although we intend to discharge our undertakings to the ROC Investment Commission, we cannot assure you that we would be able to do so under all circumstances. To the extent that we experience no or negative revenue growth as a result of significant company-specific or industry-wide events, we would be limited in our ability to adjust our headcount and research and development expenditures in response to those events. In this case, these undertakings would restrict our operational flexibility and adversely affect our operating margins and results of operations. Nor can we assure you that we would be successful in amending the undertakings if necessary or in appealing to reverse a decision to revoke Himax Taiwan’s right to repatriate profits or the share exchange approval. The occurrence of either revocation would have a material and adverse effect on our business prospects, financial condition and results of operations and decrease the value of our ADSs.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia, Europe, the Middle East and Africa. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. From December 2003 to August 2005, prior to a capital re-organization under which all existing common shares of Himax Taiwan were acquired by us in exchange for our ordinary shares, the common shares of Himax Taiwan were quoted and traded on the Emerging Stock Board of the GreTai Securities Market, or the Emerging Stock Board. During that period, the common shares of Himax Taiwan were generally thinly traded. Our ADSs have been approved for quotation on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in TFT-LCD panel market;

•	changes in the economic performance or market valuations of other display semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between U.S. dollar, NT dollar and Japanese yen;

•	litigation related to our intellectual property; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of $7.62 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2005, after giving effect to this offering and the initial public offering price of $9.00 per ADS. See “Dilution.”

Of our total outstanding shares after this offering, 142,650,633 ordinary shares or 73.3%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ADSs to drop significantly, even if our business is doing well.

After this offering, we will have outstanding 194,650,633 ordinary shares, based on the number of shares outstanding as of December 31, 2005. This includes the 12,561,753 shares we are selling, and the 39,438,247 shares the selling shareholders are selling, in this offering, all of which shares may be resold in the public market immediately. We have agreed not to facilitate, and Deutsche Bank Trust Company Americas, as depositary, has agreed not to effect, any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus. See “Underwriters” for more detailed information. Therefore, 68,911,436 ordinary shares outstanding immediately after this offering, representing 35.4% of the total outstanding shares immediately after the offering, held by existing shareholders who are not our “affiliates” as that term is defined in Rule 144 under the Securities Act, may be freely tradeable without restriction under the Securities Act, 181 days after the date of this prospectus. The remaining 73,739,197 ordinary shares outstanding immediately after this offering will become available for resale in the public market 361 days after the date of this prospectus upon the expiration of the lock-up agreements between CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai, John Chou and the underwriters, subject to restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The underwriters can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow shareholders to sell their shares. As restrictions on resale end, the market price of our ADSs could drop significantly if the holders of restricted shares sell such restricted shares or are perceived by the market as intending to sell such restricted shares. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional ADSs. For more detailed information, see “Shares Eligible for Future Sale.”

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. In certain circumstances, however, the depositary shall refrain from voting and any voting instructions received from ADS holders shall lapse. Furthermore, in certain other circumstances, the depositary will give us a discretionary proxy to vote shares evidenced by ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. See “Description of American Depositary Shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it necessary or advisable to do so because of any requirement of law, any government, governmental body, commission, or any securities exchange on which our ADSs or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities or any meeting of our shareholders, or for any other reason.

Your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in Taiwan and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands. A substantial portion of our operations is conducted in Taiwan through Himax Taiwan, our wholly owned subsidiary, and substantially all of our assets are located in Taiwan. All of our directors and officers reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Taiwan may render you unable to enforce a United States judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and the ROC, see “Enforceability of Civil Liabilities.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may face difficulties in protecting your interests as a shareholder because judicial precedents regarding shareholders’ rights are more limited under Cayman Islands law than under U.S. law, and because Cayman Islands law generally provides less protection to shareholders than U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

For example, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders in certain material respects which may affect shareholders’ rights and shareholders’ access to information. These differences under Cayman Islands law (as compared to Delaware law) include, though are not limited to, the following:

•	directors who are interested in a transaction are not required to disclose such interest and there are no provisions under Cayman Islands law which render such director liable to the company for any profit realized pursuant to such transaction;

•	dissenting shareholders do not have appraisal rights if a scheme of arrangement is approved by the Grand Court of the Cayman Islands;

•	shareholders may not be able to bring class action or derivative action suits before a Cayman Islands court; and

•	shareholders do not have the right to bring business before a meeting or call a meeting.

Moreover, certain of these differences in corporate law, including, for example, the fact that shareholders do not have the right to call a meeting or bring business to a meeting, may have anti-takeover effects which could discourage, delay, or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and the removal of incumbent officers and directors. For more information regarding differences in corporate law between the Cayman Islands and Delaware, see “Description of Share Capital—Differences in Corporate Law.”

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a U.S. company.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We have not allocated a substantial portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating developments with respect to these new rules, and we cannot predict or estimate with any certainty the amount of additional costs we may incur or the timing of such costs.

Investor confidence and the market price of our ADSs may be adversely impacted if we or our independent registered public accountants conclude we have one or more material weaknesses in our internal control over financial reporting as of December 31, 2007, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be subject to the SEC’s reporting obligations upon the completion of this offering. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K or Form 20-F, as the case may be, a report of management on the company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2007. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accounting firm is not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse or qualified report. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

We have had control deficiencies in our internal controls over financial reporting in the past and cannot assure you that additional deficiencies or material weaknesses will not be identified in the future.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we were a newly established private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, in connection with the audit of our consolidated financial statements for the years ended December 31, 2003 and 2004, our independent registered public accounting firm identified two control deficiencies that were significant deficiencies in our internal control procedures which, in their judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. A significant deficiency is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a more than inconsequential misstatement of the company’s annual or interim financial statements will not be prevented or detected. Specifically, the control deficiencies identified consisted of (1) a lack of personnel with significant U.S. GAAP reporting experience necessary to identify and resolve certain complex U.S. GAAP matters in a timely manner, and (2) the use of manual accounting systems that carry a risk of inconsistent operation, are subject to human error and do not enable timely recording of transactions. In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered accounting firm did not identify any significant deficiencies but continued to identify our use of manual accounting systems as a control deficiency and identified two additional control deficiencies related to the lack of a systematic approach for monitoring contracts with accounting implications and the lack of an automated credit control system.

We plan to remediate the above-mentioned control deficiency in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. However, we cannot assure you that we will be able to remedy this control deficiency or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If the significant deficiencies reported by our independent registered public accounting firm are to recur, or if we identify additional weaknesses or fail to implement new or improved controls successfully in a timely manner, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Significant resources from our management team and additional expenses have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy the above-mentioned control deficiency and any additional weaknesses we and our independent registered public accounting firm may identify in our internal control over financial reporting in the future. We have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting experience (particularly those with U.S. GAAP reporting experience) and further train our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the nature of our business, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. However, whether or not we are a PFIC for any taxable year will be based in part on the character of our income and assets and the value of our assets from time to time, which will be based in part on the trading price of our ADSs, which may be volatile. Accordingly, it is possible that we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business developments, results of operations and financial condition;

•	our ability to develop new products;

•	the expected growth of the display driver markets;

•	the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels;

•	development of alternative flat panel display technologies; and

•	other matters described in this prospectus that are not historical facts.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately $103.4 million. If the underwriters exercise their over-allotment option in full, we will receive approximately $170.0 million. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We intend to use a portion of the net proceeds:

•	to fund our capital expenditures of approximately $26.1 million, including the purchase of equipment, software, and costs of construction for our new headquarters in Tainan, Taiwan;

•	to repay the following loans, in the total principal amount of approximately $38.4 million:

Principal Amount	Interest Rate	Maturity (may be extended)
(in millions)
$13.6	One-month SIBOR + 25bps	May 2, 2006
7.6	1.72%	March 26, 2006
6.1	1.60%	April 20, 2006
5.0	Six-month SIBOR + 50bps	July 24, 2006
4.9	1.70%	March 27, 2006
1.2	1.72%	March 26, 2006

and

•	for general corporate purposes.

The $13.6 million loan was incurred to finance the payment of a special cash dividend we distributed to shareholders of record as of November 2, 2005. The remaining short-term loans were used for general corporate purposes.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

EXCHANGE RATE INFORMATION

The following table sets forth the average, high, low and period-end noon buying rates between NT dollars and U.S. dollars for the periods indicated:

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(NT dollars per U.S. dollar)
Period
2000	31.26	33.25	30.35	33.17
2001	33.82	35.13	32.23	35.00
2002	34.54	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005
First quarter	31.46	32.22	30.65	31.46
Second quarter	31.36	31.70	30.98	31.64
Third quarter	32.29	32.27	31.61	33.18
September	32.92	33.27	32.52	33.18
October	33.47	33.77	33.19	33.55
November	33.58	33.71	33.39	33.51
December	33.29	33.56	32.80	32.80
2006
January	32.04	32.59	31.83	31.97
February	32.32	32.65	31.97	32.40
March (through March 30)	32.46	32.62	32.28	32.49

Source: Federal Reserve Bank of New York.

Note: (1)	Determined by averaging the rates on each business day.

Except as discussed in the next two sentences, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this prospectus were made at a rate of NT$32.80 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On March 30, 2006, the noon buying rate was NT$32.49 to $1.00.

DIVIDEND POLICY

Our dividend policy is to retain most, if not all, of our available funds and any future earnings for use in the operation and growth of our business.

We distributed a special cash dividend to our shareholders in the amount of approximately $13.6 million, or the equivalent of approximately $0.075 per share based on our total shares outstanding prior to this offering. This dividend was paid to our shareholders in respect of our performance prior to our initial public offering. We decided to pay the dividend in cash instead of shares because our ordinary shares at the time of the dividend payment was not listed on any stock exchange and therefore had limited liquidity. This dividend was approved by our board of directors and was financed through a loan. Because the record date for the payment of the special dividend was November 2, 2005, which was prior to the closing of this offering, purchasers of ADSs sold in connection with this offering, and any subsequent transferees, will not have the right to receive this dividend. This special dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy.

Our board of directors has full discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

Our ability to pay cash or stock dividends will depend upon the amount of distributions, if any, received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. Since its inception in June 2001, Himax Taiwan has paid stock dividends in an amount of 13,517,773 shares on September 1, 2003 and 42,976,372 shares on September 20, 2004 with respect to the fiscal years 2002 and 2003, respectively. However, Himax Taiwan has not paid cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);

•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;

•	dividends for preferred shares, if any; and

•	cash or stock bonus to employees (in an amount less than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount less than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if Himax Taiwan does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

If we are not able to satisfy our undertakings to the ROC Investment Commission, Himax Taiwan may not be able to pay dividends to us, which may adversely affect your ability to receive dividends because we rely on Himax Taiwan and our other subsidiaries for dividend payments, if any, to our shareholders. See “Risk Factors—Political, Geographical and Economic Risks—If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.”

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

PRICE RANGE OF COMMON SHARES

Prior to the share exchange through which Himax Taiwan became our wholly owned subsidiary on October 14, 2005, the common shares of Himax Taiwan were traded on the Emerging Stock Board from December 26, 2003 to August 10, 2005, under the stock code “3222.” The common shares of Himax Taiwan were delisted from the Emerging Stock Board on August 11, 2005.

The Emerging Stock Board was established in January 2002 to facilitate the trading of securities of companies that do not qualify for listing on the Taiwan Stock Exchange or the GreTai Securities Market. We believe that the qualifications for such companies with an emerging stock available for transactions in this trading system are substantially different from those of a public company in a formal exchange or quotation system such as Nasdaq National Market. Moreover, we believe that the trading characteristics of this system differ significantly from those typically associated with formal stock exchanges or quotation systems such as the Nasdaq National Market. For instance, shares are traded in this system through negotiation and not through computerized matching. Additionally, those selling their shares through this trading system are typically required to deposit their share certificates with their securities brokers, who then physically deliver the certificates at settlement. As a result, securities traded in this system are relatively illiquid and the trading volume is generally limited.

The table below sets out, for the periods indicated, the reported high and low closing market prices for the common shares of Himax Taiwan on the Emerging Stock Board. Given the different characteristics (such as the base of investors, non-centralized trading nature of the system, disclosure requirements, corporate governance standards, the relative lower trading volumes, the scope of research coverage and others) of the trading system in which Himax Taiwan’s common shares were historically traded, as compared to the Nasdaq National Market, we believe that the historical stock prices for the common shares of Himax Taiwan are not indicative of the initial public offering price or any subsequent trading prices of the ADSs representing our ordinary shares.

	High		Low
2003: (from December 26)	NT$	74.18	NT$	68.14
2004:
First quarter		154.67		104.18
Second quarter		183.70		114.21
Third quarter		127.38		74.11
Fourth quarter		74.81		61.61
2005: (through August 10)
January		75.00		63.63
February		82.08		74.98
March		84.42		80.04
April		94.64		82.24
May		84.11		74.29
June		84.37		80.08
July		96.32		81.64
August (through August 10)		112.69		90.47

Source:	GreTai Securities Market

The average daily trading volume of the common shares of Himax Taiwan for the period from December 26, 2003 to December 31, 2003, the year 2004 and the period from January 1, 2005 to August 10, 2005, was 11,500, 60,385 and 309,183 common shares, respectively, which represented approximately 0.0%, 0.0% and 0.2% of the outstanding common shares of Himax Taiwan as of December 31, 2003, December 31, 2004 and August 10, 2005, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (i) the sale of ADSs by us in this offering at the initial public offering price of $9.00 per ADS, and (ii) the estimated net proceeds of $103.4 million we expect to receive after deduction of underwriting discounts and commissions and the estimated offering expenses.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2005
	Actual	Pro Forma As Adjusted
	(in thousands)
Long-term debt, less current portion	$—	$—
Minority interest	624	624
Stockholders’ equity:
Ordinary shares, $0.0001 par value per share; 500,000,000 shares authorized; 182,088,880 shares issued and outstanding, as actual; 194,650,633 shares, issued and outstanding, pro forma as adjusted	18	19
Additional paid-in capital	98,450	201,852
Accumulated other comprehensive income, net	36	36
Retained earnings:
Legal reserve	2,180	2,180
Unappropriated earnings	65,147	65,147

Total stockholders’ equity	165,831	269,234

Total capitalization(1)	$166,455	$269,858

Note:

(1)    Total capitalization includes long-term debt (less current portion), minority interest and total stockholders’ equity. Total capitalization excludes short-term debt and current portion of long-term debt because the above capitalization table is intended to show the amounts and types of long-term financing used by us. As of December 31, 2005, on an actual basis and on a pro forma as adjusted basis, our short-term debt was $27.2 million and the current portion of long-term debt was $89,000.

DILUTION

Our net tangible book value as of December 31, 2005 was approximately $0.91 per ordinary share and per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2005, other than to give effect to (i) our sale of the 12,561,753 ADSs offered in this offering at the initial public offering price of $9.00 per ADS and (ii) the estimated net proceeds of $103.4 million after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at December 31, 2005 would have been $1.38 per ordinary share and per ADS. This represents an immediate increase in net tangible book value of $0.47 per ordinary share and per ADS, to existing shareholders and an immediate dilution in net tangible book value of $7.62 per ordinary share and per ADS, to purchasers of ADSs in this offering.

The following table illustrates this dilution on a per ordinary share and per ADS basis:

Per Ordinary Share and Per ADS
Initial public offering price	$9.00
Net tangible book value as of December 31, 2005	$0.91
Increase in net tangible book value attributable to this offering	$0.47
Net tangible book value after this offering	$1.38
Dilution in net tangible book value to new investors in this offering	$7.62

The following table summarizes, on a pro forma basis as of December 31, 2005, the differences between the shareholders as of December 31, 2005 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 7,800,000 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	182,088,880	93.5%	$98,468,000	46.6%	$0.54	$0.54
New investors	12,561,753	6.5	113,055,777	53.4	9.00	9.00

Total	194,650,633	100.0%	$211,523,777	100.0%

The discussion and tables above do not take into account the 988,169 ordinary shares representing the unvested portion of the RSUs granted on December 30, 2005 and the 15,769,143 ordinary shares remaining reserved for future issuance under our long-term incentive plan. See “Management—Share-Based Compensation Plans—Restricted Share Units.” If all of the unvested portion of the RSUs granted had been issued on December 31, 2005, after giving effect to this offering, our net tangible book value would have been approximately $269.2 million, or $1.38 per ordinary share and per ADS, and the dilution in net tangible book value to new investors would have been $7.62 per ordinary share and per ADS. If the underwriters exercise their option to purchase additional ADSs in full, our net tangible book value would have been approximately $1.65 per ordinary share and per ADS, and the dilution in net tangible book value to new investors would have been $7.35 per ordinary share and per ADS.

The table below takes into account the 988,169 ordinary shares representing the unvested portion of the RSUs granted on December 30, 2005:

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	183,077,049	93.6%	$106,986,017	48.6%	$0.58	$0.58
New investors	12,561,753	6.4	113,055,777	51.4	9.00	9.00

Total	195,638,802	100.0%	$220,041,794	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG Certified Public Accountants and were prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statement of operations data for the period from our inception on June 12, 2001 to December 31, 2001 and the year ended December 31, 2002 have been derived from our consolidated financial statements not included in this prospectus which have been audited by KPMG Certified Public Accountants and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our recent reorganization, 100% of our outstanding ordinary shares are owned by former shareholders of Himax Taiwan. See “Corporate History and Related Party Transactions.” This reorganization is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods.

	For the Period from June 12, 2001 (Inception) to December 31, 2001	Year Ended December 31,
		2002	2003	2004	2005
		(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$8,980	$56,478	$131,843	$300,273	$540,204
Costs and expenses(1):
Cost of revenues	7,176	45,313	100,102	235,973	419,380
Research and development	1,509	7,800	21,077	24,021	41,278
General and administrative	317	1,489	4,614	4,654	6,784
Sales and marketing	162	884	2,669	2,742	4,762

Total costs and expenses	9,164	55,486	128,462	267,390	472,204

Operating income (loss)	(184)	992	3,381	32,883	68,000

Net income (loss)(2)	$20	$513	$(581)	$36,000	$61,558

Earnings (loss) per ordinary share(2) and per ADS(3):
Basic	$0.00	$0.00	$(0.00)	$0.21	$0.35
Diluted	$0.00	$0.00	$(0.00)	$0.21	$0.34
Weighted-average number of shares used in earnings per share computation:
Basic	25,732	103,276	116,617	169,320	176,105
Diluted	26,057	104,739	116,617	173,298	180,659

Note: (1)	The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	For the Period from June 12, 2001 (Inception) to December 31, 2001	Year Ended December 31,
		2002	2003	2004	2005
		(in thousands)
Cost of revenues	$17	$172	$827	$291	$188
Research and development	344	3,057	11,666	4,288	6,336
General and administrative	34	353	2,124	721	848
Sales and marketing	35	348	1,349	537	1,241

Total	$430	$3,930	$15,966	$5,837	$8,613

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $52.4 million, $0.30 and $0.29 for the year ended December 31, 2005, respectively. This tax exemption expires on March 31, 2009.
(3)	Each ADS represents one ordinary share. Earnings (loss) per ADS are unaudited.

The following table presents our selected consolidated balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005:

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,067	$2,697	$2,529	$5,577	$7,086
Accounts receivable, net	80	1,637	12,543	26,860	80,158
Accounts receivable from related parties	3,901	4,786	22,893	39,285	69,688
Inventories	1,222	12,056	21,088	54,092	105,004
Total current assets	7,621	26,885	88,245	144,414	300,056
Total assets	9,079	29,423	96,159	157,770	327,239
Short-term debt	—	—	—	—	27,274
Accounts payable	2,249	5,803	22,901	38,649	105,801
Total current liabilities	3,922	11,750	43,613	52,157	160,784
Total liabilities	3,922	11,975	43,870	52,246	160,784
Total stockholders’ equity	5,157	17,448	52,289	104,860	165,831

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of the material risks that we face set forth under “Risk Factors.”

Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our recent reorganization, 100% of our outstanding ordinary shares are owned by former shareholders of Himax Taiwan. See “Corporate History and Related Party Transactions.” This reorganization is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented.

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for use in desktop monitors, notebook computers, televisions, mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels utilizing OLED technology and LTPS technology. We are also expanding our product offering to include television semiconductor solutions such as television chipsets and television tuner modules, as well as LCOS products. We primarily sell our display drivers to TFT-LCD panel manufacturers and mobile device module manufacturers, and we sell our television semiconductor solutions to television makers.

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We have achieved significant revenue growth since our inception. Our revenues were $131.8 million, $300.3 million and $540.2 million in 2003, 2004 and 2005, respectively. We do not expect similar growth rates in our revenues in future periods. Our net income (loss) was $(0.6) million, $36.0 million and $61.6 million in 2003, 2004 and 2005, respectively. Although we were profitable in 2002, 2004 and 2005, we recorded a net loss in 2003 primarily due to a significant increase in our share-based compensation expenses. We may not be profitable in the future. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, achieve additional design wins and manage our costs to partially mitigate declining average selling prices in order to maintain our profitability. Moreover, we must continue to address the challenges of being a rapidly growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We are able to take advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are most suitable for any given product.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. In 2003, 2004 and 2005, substantially all of our revenues were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions.

The average selling prices of TFT-LCD panels could decline for numerous reasons, including the following: a surge in manufacturing capacity due to the ramping up of new fabrication facilities; manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel; and lower-than-expected demand for end-use products that incorporate TFT-LCD panels. There have been industry reports of a possible oversupply of large-sized TFT-LCD panels in 2006, which could result in downward pricing pressure on TFT-LCD panel manufacturers. The downward pricing pressure faced by TFT-LCD panel manufacturers could result in similar downward pricing pressure on us as our customers seek price reductions or lower cost alternatives. We cannot assure you that we will be able to reduce costs to offset such downward pricing pressure. Moreover, during periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	average selling prices;

•	unit shipments;

•	product mix;

•	design wins;

•	cost of revenues and cost reductions;

•	supply chain management; and

•	share-based compensation expenses.

Average Selling Prices

Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product’s life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “—Cost of Revenues and Cost Reductions.” Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability can be offset or mitigated to a certain extent by increased volume, as lower prices may stimulate demand and thereby drive sales.

Unit Shipments

Our performance is also affected by the number of semiconductors we ship, or unit shipments. As our display drivers are critical components of flat panel displays, our unit shipments depend on our customers’ panel shipments. Our unit shipments have grown significantly since our inception primarily as a result of our increased market share with certain major customers and their increased number of large-sized panels shipped. We have continued to expand our customer base. Our growth in unit shipments also reflected the significant growth in the display driver market, as the demand for display drivers grew significantly in recent years reflecting the strong demand for TFT-LCD panels.

Product Mix

The proportion of our revenues that is generated from the sale of different product types, also referred to as product mix, also affects our average selling prices, revenues and profitability. Our products vary depending on, among other things, the number of output channels, the level of integration and the package type. Variations in each of these specifications could affect the average selling prices of such products. For example, the trend for display drivers for use in large-sized panels is towards products with a higher number of channels, which typically command higher average selling prices than traditional products with a lower number of channels. However, panels that use higher-channel display drivers typically require fewer display drivers per panel. As a result, our profitability will be affected adversely to the extent that the decrease in the number of display drivers required for each panel is not offset by increased total unit shipments and/or higher average selling prices for display drivers with a higher number of channels. The level of integration of our display drivers also affects average selling prices, as more highly integrated chips typically have higher selling prices. Additionally, average selling prices are affected by changes in the package types used by our customers. For example, the chip-on-glass package type typically has lower material costs because no processed tape is required.

Design Wins

Achieving design wins is important to our business, and it affects our unit shipments. Design wins occur when a customer incorporates our products into their product designs. There are numerous opportunities for design wins, including when panel manufacturers:

•	introduce new models to improve the cost and/or performance of their existing products or to expand their product portfolio;

•	establish new fabs and seek to qualify existing or new components suppliers; and

•	replace existing display driver companies due to cost or performance reasons.

Design wins are not binding commitments by customers to purchase our products. However, we believe that achieving design wins is an important performance indicator. Our customers typically devote substantial time and resources to designing their products as well as qualifying their component suppliers and their products. Once our products have been designed into a system, the customer may be reluctant to change its component suppliers due to the significant costs and time associated with qualifying a new supplier or a replacement component. Therefore, we strive to work closely with current and prospective customers in order to anticipate their requirements and product roadmaps and achieve additional design wins.

Cost of Revenues and Cost Reductions

We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues for 2003, 2004 and 2005 were 75.9%, 78.6% and 77.6%, respectively. For the year ended December 31, 2005, the costs of wafer fabrication were 47.5% and the cost of processed tape was 27.1% of our manufacturing cost. As a result, our ability to manage our wafer fabrication costs and costs for processed tape is critical to our performance. In addition, to partially mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

•	improving semiconductor design (e.g., having smaller die size allows for a larger number of dies on each wafer, thereby reducing the cost of each die);

•	improving manufacturing yields through our close collaboration with our semiconductor manufacturing service providers; and

•	achieving better pricing from semiconductor manufacturing service providers and suppliers, reflecting our ability to leverage our scale, volume requirements and close relationships as well as our strategy of sourcing from multiple service providers and suppliers.

Supply Chain Management

Due to the competitive nature of the flat panel display industry and our customers’ need to maintain high capacity utilization in order to reduce unit costs per panel, any delays in the delivery of our products could significantly disrupt our customers’ operations. To deliver our products on a timely basis and meet the quality standards and technical specifications our customers require, we must have assurances of high-quality capacity from our semiconductor manufacturing service providers. We therefore strive to manage our supply chain by maintaining close relationships with our key semiconductor manufacturing service providers and strive to provide credible forecasts of capacity demand. Any disruption to our supply chain could adversely affect our performance and could result in a loss of customers as well as potentially damage our reputation.

Share-Based Compensation Expenses

Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses. We have historically granted bonus shares to our employees from our inception to December 2003. Employee bonuses are accrued and recognized as share-based compensation expenses in the period services are provided. We determined the amount of employee bonuses based on ROC GAAP financial results, subject to shareholder approval. The difference between the estimated bonuses and actual amounts paid, either in cash or through the issuance of shares, was charged to earnings upon shareholder approval of the amount and form (shares or cash) of employee bonuses. Amounts charged for share issuances are based upon the estimated fair value of such bonus shares at the date of shareholder approval. Our share-based compensation expenses also include charges taken relating to grants of (i) nonvested shares to employees, (ii) treasury shares to employees and (iii) shares to non-employees. We have since discontinued our practice of the above-mentioned share-based compensation.

We adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees and non-employees where each unit represents one ordinary share. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses totaling $16.0 million, $5.8 million and $8.6 million in 2003, 2004 and 2005, respectively. See “—Critical Accounting Policies—Share-Based Compensation Expenses.” We have applied SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, to account for our share-based compensation plans. SFAS No. 123R requires companies to measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical and proposed share-based compensation plans as reflected in our consolidated financial statements.

Employee Stock Bonuses.    From our inception in June 2001 to December 31, 2003, employees of Himax Taiwan were entitled to receive bonuses in cash, shares, or a combination of both, based on annual distributable earnings in accordance to Himax Taiwan’s articles of incorporation, subject to certain annual limits. Subsequent sales of these bonus shares by the employees were subject to restrictions. Employees were permitted to sell their bonus shares according to the following schedule: 50% immediately on the date of grant; 25% after one year from date of grant; and 25% after two years from date of grant. An employee leaving Himax Taiwan within one year after the date of grant would not be permitted to sell the remaining 50% of their bonus shares until two years after the date of grant. Unvested bonus shares of employees who are found to have violated certain provisions of their employment contracts will be forfeited.

Nonvested Shares Issued to Employees.    In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common shares to certain employees for their future service. The shares vest five years after the grant date. Employees leaving Himax Taiwan before completing the five-year service period would be required to sell these shares back to Himax Taiwan at NT$1.00 ($0.03) per share. The forfeiture of such nonvested shares is limited to the original number of shares granted and does not apply to the shares received for stock splits and dividends. Since none of these shares has vested, we did not record a capital increase at the time the shares were issued. Share-based compensation expenses in relation to these nonvested shares are recognized on a straight-line basis over the five-year service period with a corresponding increase to stockholders’ equity.

As of December 31, 2005, the total share-based compensation expenses related to nonvested shares not yet recognized was $68,000, which is expected to be recognized in 2006.

Treasury Shares Issued to Employees.    In 2002 and 2003, treasury shares were issued to employees with a three-year vesting period. The forfeiture of treasury shares issued to employees is based on the original number of shares granted and does not include the shares received for stock splits and dividends. We recognized the difference between the fair value of these shares and the amount that an employee paid for treasury shares as share-based compensation expenses on a straight-line basis over the three-year service period with a corresponding increase to stockholders’ equity.

As of December 31, 2005, the total share-based compensation expenses related to treasury stock not yet recognized was $548,000, which is expected to be recognized in 2006.

Shares Issued to Non-Employees.    In 2002, Himax Taiwan granted 596,897 common shares to two consultants in exchange for their assistance in the development of LCOS technology during the period from July 2001 through June 2002.  Himax Taiwan recognized share-based compensation expenses of $34,000 in both 2001 and 2002.

Restricted Share Units (RSUs).    We adopted a long-term incentive plan in October 2005. We committed to pay a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of 990,220 RSUs on December 30, 2005. We accrued share-based compensation expenses of approximately $4.1 million and $3.6 million in 2004 and the ten months ended October 31, 2005, respectively, in connection with this commitment. All RSUs granted to employees as a bonus vested immediately on the grant date. The share-based compensation expenses accrued represents the portion of compensation to employees for their service in 2004 and the ten months ended October 31, 2005 and has been recorded as a liability and compensation expense reflected in our results of operations for 2004 and the ten months ended October 31, 2005, respectively.

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our directors and employees was determined based on an estimated fair value of $8.62 per ordinary share of the ordinary shares underlying the RSUs granted December 30, 2005. The fair value of our ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects. We used the discounted cash flow approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of the Company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as our financial results and growth trends to derive our total equity value. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate. If a different discount rate were used, the valuation and the amount of share-based compensation would have been different because the fair value of the underlying ordinary shares for the RSUs granted would be different.

Description of Certain Statements of Income Line Items

Revenues

We generate revenues primarily from sales of our display drivers. We have achieved significant revenue growth since our inception, primarily due to a significant increase in unit shipments, partially offset by the general trend of declining average selling prices of our products. Historically, we have generated revenues from sales of display drivers for large-sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, video processors and television tuner modules.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2003		2004		2005
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
Display drivers for large-sized applications	$108,784	82.5%	$258,006	85.9%	$470,631	87.1%
Display drivers for mobile handsets applications	5,695	4.3	12,607	4.2	31,123	5.8
Display drivers for consumer electronics applications	11,795	8.9	21,754	7.2	18,571	3.4
Others(1)	5,569	4.2	7,906	2.6	19,879	3.7

Total	$131,843	100%	$300,273	100%	$540,204	100%

Note: (1)	Includes, among other things, operational amplifiers, timing controllers, television semiconductor solutions, television tuner modules and liquid crystal injection.

A limited number of customers account for substantially all our revenues. We are seeking to diversify our customer base and to reduce our reliance on any one customer. We began recognizing revenues from the sale of display drivers to CPT and its affiliates in 2002 and began volume shipments to CPT and its affiliates in 2003. Accordingly, the percentage of our revenues generated by sales to CMO and its affiliates has decreased gradually since 2002. The table below sets forth, for the periods indicated, our revenues generated from significant customers (including their respective affiliates) and others and such revenues as a percentage of our revenues:

	Year Ended December 31,
	2003		2004		2005
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except percentages)
CMO and its affiliates	$102,793	78.0%	$189,870	63.2%	$318,008	58.9%
CPT and its affiliates	7,566	5.7	58,430	19.5	87,534	16.2%
Others	21,484	16.3	51,973	17.3	134,662	24.9%

Total	$131,843	100.0%	$300,273	100.0%	$540,204	100.0%

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT-LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer’s display driver requirements.

We derive substantially all of our revenues from sales to Asia-based customers whose end-use products are sold worldwide. In 2003, 2004 and 2005, approximately 92.8%, 94.8% and 89.4% of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices is denominated in U.S. dollars.

Costs and Expenses

Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, sales and marketing expenses and share-based compensation expenses.

Cost of Revenues

The principal items of our cost of revenues are:

•	cost of wafer fabrication;

•	cost of processed tape used in TAB packaging;

•	cost of gold bumping, assembly and testing; and

•	other costs and expenses (primarily overhead and direct labor).

We outsource the manufacturing of our semiconductors and semiconductor solutions to semiconductor manufacturing service providers. The costs of wafer fabrication, gold bumping, assembly and testing depend on the availability of capacity and demand for such services. The wafer fabrication industry, in particular, is highly cyclical, resulting in fluctuations in the price of processed wafers depending on the available foundry capacity and the demand for foundry services.

Research and Development Expenses

Research and development expenses consist primarily of research and development employee salaries and related employee welfare costs, costs associated with prototype wafers and processed tape, mask and tooling sets and depreciation on research and development equipment. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue to increase our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries of general and administrative employees and related employee welfare costs, Southern Taiwan Science Park management fees, rent and professional fees. We moved Himax Taiwan’s operations out of Southern Taiwan Science Park in July 2004, and therefore our management fees are substantially lower in 2005. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation and amortization expenses in connection with our new headquarters located at the Tainan LCD-TV Industry Park, which is adjacent to Southern Taiwan Science Park, and incur additional compliance costs required of a publicly listed company in the United States.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries of sales and marketing employees and related employee welfare costs and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve economies of scale and greater operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based Compensation Expenses

Our share-based compensation expenses consist of various forms of share-based compensation we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 long-term incentive plan. We allocate such share-based compensation expenses to applicable cost of revenues and expense categories as related services are performed. See note 13 to our consolidated financial statements. Historically our share-based compensation practice comprised grants of (i) bonus shares to employees, (ii) nonvested shares to employees, (iii) treasury shares to employees and (iv) shares to non-employees. We committed to pay a bonus to our employees in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of RSUs on December 30, 2005. We accrued share-based compensation expenses of approximately $4.1 million and $3.6 million in 2004 and the ten months ended October 31, 2005, respectively, in connection with this commitment. We have also adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees, directors and service providers. We granted additional RSUs on December 30, 2005 to our employees and directors. See “—Critical Accounting Policies—Share-Based Compensation Expenses” for further discussion of the accounting of such expenses.

Income Taxes

Since we and our direct and indirect subsidiaries, including Himax Taiwan and Himax Display Inc., or Himax Display, our subsidiary, are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands. We recognize income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities.

ROC tax regulations require our ROC subsidiaries to pay an additional 10% tax on unappropriated earnings. ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development and personnel training expenses and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan was granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $0.5 million, $4.7 million and $9.4 million as of December 31, 2003, 2004 and 2005, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of our expanded production capacity or newly developed technologies is tax exempt for a period of five years, effective on April 1, 2004 and expiring on March 31, 2009. If we did not have this tax exemption, net income and basic and diluted earnings per ordinary share would have been $52.4 million, $0.30 and $0.29 for the year ended December 31, 2005, respectively.

Control Deficiencies

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we were a newly established private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, in connection with the audit of our consolidated financial statements for the years ended December 31, 2003 and 2004, our independent registered public accounting firm identified two control deficiencies that were significant deficiencies in our internal control procedures which, in their judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. A significant deficiency is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a more than inconsequential misstatement of the company’s annual or interim financial statements will not be prevented or detected. Specifically, the control deficiencies identified consisted of (1) a lack of personnel with significant U.S. GAAP reporting experience necessary to identify and resolve certain complex U.S. GAAP matters in a timely manner, and (2) the use of manual accounting systems that carry a risk of inconsistent operation, are subject to human error and do not enable timely recording of transactions. In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered accounting firm did not identify any significant deficiencies but continued to identify our use of manual accounting systems as a control deficiency and identified two additional control deficiencies related to the lack of a systematic approach for monitoring contracts with accounting implications and the lack of an automated credit control system.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

As of December 31, 2005, we have not issued any stock options to employees or others. Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate each period to reflect the current estimate of forfeitures. As of December 31, 2005, we based our share-based compensation cost on an assumed forfeiture rate of 12.2% and 27.0% for Himax Taiwan and Amazion Electronics Inc., or Amazion, our subsidiary, respectively. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

When estimating the fair value of our ordinary shares on the grant date, we review both internal and external sources of information. During periods in which we were a private company, the sources we used to determine the fair value of the underlying shares at the date of measurement have been subjective in nature and based on, among other factors:

•	our financial condition as of the date of grant;

•	our financial and operating prospects at that time;

•	for certain issuances in 2001 and early 2002, the price of new shares issued to unrelated third parties;

•	for certain issuances in 2002, 2003 and 2004, an independent third-party retrospective analysis of the historical value of our common shares, which utilized both a net asset based methodology and market and peer group comparables (including average price / earnings, enterprise value / sales, enterprise value / earnings before interest and tax, and enterprise value / earnings before interest, tax, depreciation and amortization); and

•	for our issuance of RSUs in 2005, an independent third-party analysis of the current and future value of our ordinary shares, which utilized both discounted cashflow and market value approaches, using multiples such as price / earnings, forward price / earnings, enterprise value / earnings before interest and tax, and forward enterprise value / earnings before interest and tax.

Changes in any of these factors or assumptions could have resulted in different estimates of the fair value of our common shares and the related amounts of share-based compensation.

Based on these factors, we estimated the fair value per share of nonvested shares issued to certain employees in June 2001, November 2001, and January 2002 at NT$4.02 ($0.116) per share and the fair value of 596,897 shares (adjusted for stock splits) granted to two consultants in 2002 at $68,000. Similarly, we estimated the fair value per share of employee bonus shares on the date of shareholder approval to be NT$39.44 ($1.15) per share and NT$67.13 ($1.96) per share in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively. We estimated the fair value of treasury shares issued to employees at prices ranging from NT$15.32 ($0.46) per share to NT$19.93 ($0.58) per share in 2002 and NT$20.17 ($0.58) per share to NT$52.10 ($1.54) per share in 2003. We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005.

Allowance for Sales Returns and Discounts

We record a reduction to revenues and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns. The movement in the allowance for sales returns and discounts for the years ended December 31, 2003, 2004 and 2005 is as follows:

Year	Balance at Beginning of Year	Addition	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2003	$—	$117	$(89)	$28
December 31, 2004	$28	$1,022	$(810)	$240
December 31, 2005	$240	$398	$(457)	$181

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily wafer fabrication and processed tape), direct labor and an appropriate proportion of production overheads. We write down inventory to its estimated market value, which is based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required and could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-down for the years ended December 31, 2003, 2004 and 2005 was approximately $116,000, $847,000 and $927,000, respectively, and are included in cost of revenues in our consolidated statements of operations.

Impairment of Long-Lived Assets

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2002 to December 31, 2005.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. The stated limited warranty period is 60 days. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. As of

December 31, 2005 and 2004, the accrued warranty cost was $545,000 and $507,000, respectively; in 2003 there was no accrued warranty costs. The movement in accrued warranty costs for the years ended December 31, 2003, 2004 and 2005 is as follows:

Year	Balance at Beginning of Year	Addition	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2003	$—	$2	$2	$—
December 31, 2004	$—	$960	$453	$507
December 31, 2005	$507	$1,415	$(1,377)	$545

Income Taxes

As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax credits and tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance is dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income, and tax planning strategies in determining the valuation allowance.

Since Himax Taiwan’s subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $11,000, $893,000 and $3.3 million as of December 31, 2003, 2004 and 2005, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. There was no change in the valuation allowance for the year ended December 31, 2002 and the net change in valuation allowance for the years ended December 31, 2003, 2004 and 2005 was an increase of $11,000, $882,000 and $2.4 million, respectively, as a result of increases in deferred tax assets which we do not expect to realize.

Results of Operations

Our business has evolved rapidly and significantly since we commenced operations in 2001. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance. The following table sets forth a summary of our consolidated statements of operations as a percentage of revenues:

	Year Ended December 31,
	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.9	78.6	77.6
Research and development	16.0	8.0	7.6
General and administrative	3.5	1.5	1.3
Sales and marketing	2.0	0.9	0.9
Total costs and expenses	97.4	89.0	87.4
Operating income	2.6	11.0	12.6
Other non operating income (loss)	(0.5)	0.4	0.4
Income tax (benefit) expenses	2.5	(0.6)	1.7
Net income (loss)	(0.4)	12.0	11.4

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 79.9% to $540.2 million in 2005 from $300.3 million in 2004. This increase was primarily due to an 118.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 16.2% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers for large-sized applications, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 69.2% to $322.8 million in 2005 from $190.8 million in 2004 as a result of increased unit shipments to CMO (and its affiliates) and other related parties. However, revenues from related parties as a percentage of our revenues decreased from 63.5% in 2004 to 59.8% in 2005 as our sales to other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses.    Costs and expenses increased 76.6% to $472.2 million in 2005 from $267.4 million in 2004. As a percentage of revenues, costs and expenses decreased to 87.4% in 2005 compared to 89.0% in 2004.

•	Cost of Revenues. Cost of revenues increased 77.7% to $419.4 million in 2005 from $236.0 million in 2004. The increase in cost of revenues was primarily due to an increase in unit shipments, partially offset by a slight decrease in per units costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.

•

Research and Development.    Research and development expenses increased 72.0% to $41.3 million in the 2005 from $24.0 million in 2004, primarily due to the increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase was also partially as a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005.

•	General and Administrative. General and administrative expenses increased 45.8% to $6.8 million in 2005 from $4.7 million in 2004, primarily due to an increase in salary expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase in general and administrative expenses also partially resulted from increased costs associated with increased management and other fees paid to our security company and increased fees relating to patent filings.

•	Sales and Marketing. Sales and marketing expenses increased 73.7% to $4.8 million in 2005 from $2.7 million in 2004, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 76.6% increase in headcount and higher average salaries. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005. The increase in sales and marketing expenses was also partially as a result of increased travel expenses reflecting increased sales activity.

Non-Operating Income (Loss).    We had a non-operating income of $2.3 million in 2005 compared to $1.3 million in 2004, primarily as a result of increases in both foreign exchange gain and interest income as compared to 2004. Foreign exchange gain increased due to the weakening of the NT dollar and Japanese yen relative to the U.S. dollar. The significant increase in interest income was due to the higher cash balance on hand, which was primarily placed in higher yield U.S. dollar denominated time deposits beginning in August 2005.

Income Tax (Benefit) Expense.    Income tax expenses increased to $8.9 million in 2005 compared to an income tax benefit of $1.8 million in 2004. Our effective income tax rate increased from (5.2%) in 2004 to 12.7% in 2005, primarily due to: (a) the increase of valuation allowance provided to reduce certain subsidiaries’ deferred tax assets to zero, (b) the increase of non-deductible share-based compensation expenses and (c) the absence in 2005 of a tax benefit from the distribution of the prior year’s income compared to 2004, which was partially offset by more investment tax credits and tax exempted income as compared to 2004.

Net Income.    As a result of the foregoing, our net income increased to $61.6 million in 2005 from a net income of $36.0 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.    Our revenues increased 127.8% to $300.3 million in 2004 from $131.8 million in 2003. This increase was primarily due to a 151.3% increase in unit shipments of display drivers for large-sized applications, partially offset by a 6.0% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers, our increased market share with certain major customers and our success in winning new customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers for large-sized applications, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 85.6% to $190.8 million in 2004 from $102.8 million in 2003 as a result of increased unit shipments to CMO (and its affiliates) and other related parties. However, revenues from related parties as a percentage of our revenues decreased from 78.0% in 2003 to 63.5% in 2004 as our sales to CPT (and its affiliates) and other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses.    Costs and expenses increased 108.2% to $267.4 million in 2004 from $128.5 million in 2003. As a percentage of revenues, costs and expenses decreased to 89.0% in 2004 from 97.4% in 2003.

•	Cost of Revenues. Cost of revenues increased 135.8% to $236.0 million in 2004 from $100.1 million in 2003. The increase in cost of revenues was primarily due to an increase in unit shipments and the associated costs to manufacture, assemble, test and deliver these products. This increase was partially offset by a decrease in the per unit cost of revenues as a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing. Our cost of revenues as a percentage of total revenues increased 2.7% to 78.6% in 2004 from 75.9% in 2003 primarily as a result of a decrease in 2004 of average selling prices in order to attract new customers and revenues received in 2003 from ChipMOS for LCOS technology advisory services and sales of panel molds to CMO, both of which have relatively low cost of revenues. These transactions are not part of our core business, and we do not expect to generate meaningful revenues from these sources in the future.

•	Research and Development. Research and development expenses increased 14.0% to $24.0 million in 2004 from $21.1 million in 2003, primarily as a result of increased mask costs and prototype wafer and processed tape costs associated with an increase in the number of new products introduced, increased salary expenses and employee welfare related costs reflecting higher headcount and increased depreciation expense as we installed additional research and development equipment as part of our expanded research and development efforts. The increase in research and development expenses was partially offset by a decrease in share-based compensation expenses, which decreased 63.2% to $4.3 million in 2004 from $11.7 million in 2003. The decrease in share-based compensation expenses was primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long-term incentive plan after our initial public offering.

•	General and Administrative. General and administrative expenses increased 0.9% to $4.7 million in 2004 from $4.6 million in 2003, primarily as a result of increases in staffing expenses and expenses relating to patent filings. This increase was partially offset by a decrease in share-based compensation expenses, which decreased 66.1% to $0.7 million in 2004 from $2.1 million in 2003, primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long-term incentive plan after our initial public offering.

•	Sales and Marketing. Sales and marketing expenses increased 2.7% to $2.7 million in 2004, primarily as a result of an increase in product sample costs, increased salary expense due to higher headcount and increased travel expenses, all as a result of the increase in our unit sales and our expanded sales and marketing efforts. The increase in sales and marketing expenses was partially offset by a decrease in share-based compensation expenses, which decreased 60.2% to $0.5 million in 2004 from $1.4 million in 2003, primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long-term incentive plan after our initial public offering.

Non-Operating Income (Loss).    We had a non-operating income of $1.3 million in 2004 compared to a non-operating loss of $0.6 million in 2003, primarily as a result of a foreign exchange gain of $0.8 million in 2004 compared to a foreign exchange loss of $0.8 million in 2003 and a gain on sale of marketable securities of $0.4 million in 2004 compared to a gain on sale of marketable securities of $0.1 million in 2003.

Income Tax (Benefit) Expenses.    We recorded an income tax benefit of $1.8 million in 2004 compared to an income tax expense of $3.3 million in 2003. Our effective tax rate decreased in 2004 due primarily to the fact that we generated more investment tax credits related to research and development expenditures and less non-deductible share-based compensation expenses in 2004 as compared to 2003, as well as a result of our qualifying for an income tax exemption on the incremental income generated from sales of newly designed display drivers starting in April 2004.

Net Income.    As a result of the foregoing, our net income increased significantly to $36.0 million in 2004 from a net loss of $0.6 million in 2003.

Selected Unaudited Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the six quarters for the period beginning July 1, 2004 and ending December 31, 2005. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented.

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(unaudited)
	(in thousands, except per share data)
Revenues	$75,496	$89,004	$96,417	$111,633	$154,820	$177,334
Costs and expenses(1):
Cost of revenues	60,032	70,754	75,027	86,214	118,475	139,664
Research and development	6,130	7,519	8,191	8,896	10,234	13,957
General administrative	1,119	1,496	1,187	1,392	1,649	2,556
Sales and marketing	737	764	818	873	1,053	2,018

Total costs and expenses	68,018	80,533	85,223	97,375	131,411	158,195

Operating income	7,478	8,471	11,194	14,258	23,409	19,139

Net income(2)	$8,344	$9,554	$10,133	$13,069	$21,376	$16,980

Basic earnings per ordinary share and per ADS(2)	$0.05	$0.05	$0.06	$0.07	$0.12	$0.10
Diluted earnings per ordinary share and per ADS(2)	$0.05	$0.05	$0.06	$0.07	$0.12	$0.09
Weighted-average number of shares used in basic and diluted earnings per share computation (in thousand):
Basic	168,087	174,764	175,660	175,660	176,231	176,854
Diluted	172,757	178,574	180,124	180,464	180,606	180,707

Note: (1)	The amount of share-based compensation included in applicable costs and expenses is summarized as follows:

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(unaudited)
	(in thousands, except per share data)
Cost of revenues	$72	$74	$37	$33	$29	$89
Research and development	1,060	1,084	1,117	1,126	1,060	3,033
General and administrative	178	182	164	166	138	380
Sales and marketing	133	135	205	203	205	628

Total	$1,443	$1,475	$1,523	$1,528	$1,432	$4,130

Note: (2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and (basic and diluted) earnings per share would have been as follows:

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(unaudited)
	(in thousands, except per share data)
Net income	$6,071	$7,083	$8,629	$11,236	$18,224	$14,280
Basic earnings per ordinary share and per ADS	$0.04	$0.04	$0.05	$0.06	$0.10	$0.08
Diluted earnings per ordinary share and per ADS(2)	$0.04	$0.04	$0.05	$0.06	$0.10	$0.08

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Net cash provided by (used in) operating activities	$(1,593)	$(8,688)	$12,464
Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)
Net cash provided by financing activities	30,341	735	14,404
Net increase (decrease) in cash	(167)	3,048	1,509
Cash at beginning of period	2,696	2,529	5,577
Cash at end of period	2,529	5,577	7,086

From our inception, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2005, we had $7.1 million in cash.

Operating Activities.    Net cash provided by operating activities for the year ended December 31, 2005 was $12.5 million compared to net cash used in operating activities of $8.7 million for the year ended December 31, 2004. Net cash provided by operating activities increased in 2005 primarily as a result of an increase in operating profit and accounts payable due to the extension of payment terms received from certain vendors, which was partially offset by an increase in accounts receivable. We negotiated an extension of payment terms with two of our main third-party semiconductor manufacturing service providers in order to better balance our cash flows with payment terms that we offer our customers. The increase in accounts receivable was primarily as a result of the significant increase in sales in the second half of 2005 and the extension of payment terms for certain of our customers in the fourth quarter of 2005. Net cash used in operating activities was $8.7 million for the year ended December 31, 2004, an increase of $7.1 million over net cash used in operating activities of $1.6 million for the year ended December 31, 2003. Our net cash used in operating activities increased in 2004 primarily as a result of an increase in inventory of $33.0 million and accounts receivable (including from related parties) of $30.7 million due to increased sales which were offset by increases in accounts payable of $15.7 million. Additionally, in 2003 and 2004 we operated with negative cash flow from operating activities primarily due to high working capital needs characteristic of our industry, which result from a combination of factors, including our rapid growth, the long lead-time required of work-in-process typical in our industry, our need to maintain high levels of inventory to meet our customers’ requirements and the difference between accounts receivable and accounts payable. If we continue to experience these factors, we expect that we will operate with negative cash flow from operating activities.

Investing Activities.    Net cash used in investing activities in the year ended December 31, 2005 was $25.4 million compared to net cash provided by investing activities of $11.0 million in the year ended December 31, 2004. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $15.2 million, when compared to the year ended December 31, 2004, an increase in the purchase of property and equipment and a pledge of restricted cash equivalents and marketable securities of $13.7 million. Net cash provided by investing activities for the year ended December 31, 2004 was $11.0 million, an increase of $39.9 million compared to net cash used in investing activities of $28.9 million for the year ended December 31, 2003. This increase was primarily as a result of a $41.0 million increase in the net proceeds generated from the purchase and sale of marketable securities when compared to that of 2003, which was partially offset by an increase in the purchase of property and equipment. Additionally, we currently expect remaining fixed asset purchases to be approximately $27.7 million in 2006, which is significantly higher than in previous years, as a result of the payment of construction costs in connection with our new headquarters in the Tainan LCD-TV Industry Park.

Financing Activities.    Net cash provided by financing activities in the year ended December 31, 2005 was $14.4 million compared to net cash provided by financing activities of $0.7 million in the year ended

December 31, 2004, primarily due to proceeds received from borrowings of short-term debt and the issuance of Amazion’s shares, which was offset by a distribution of special cash dividends and the repayment of long-term debt. Net cash provided by financing activities for the year ended December 31, 2004 was $0.7 million compared to net cash provided by financing activities of $30.3 million for the year ended December 31, 2003. The substantial decrease in net cash provided by financing activities in 2004 was attributable to the fact that there was no issuance and sale of common shares in 2004 compared with 2003. In 2003, the increases in net cash provided by financing activities were primarily due to proceeds from the sales of our common shares.

Our liquidity could be adversely affected by our obligation to meet certain conditions set by the ROC Investment Commission (including a requirement to make substantial investments in research and development) in connection with its approval for the share exchange as further described below under “—Contractual Obligations.”

Moreover, our liquidity could be negatively impacted by a decrease in demand for our products. Our products are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. Further, we expect to continue increasing our headcount, especially for engineering and sales, to pursue growth opportunities and keep pace with changes in technology. Should demand for our products slow down or fail to grow as expected, our increased headcount would result in sustained losses and reductions in our cash balance. We have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extension in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long and short term debt	$27,363	$27,363	$—	—	—
Operating lease obligations	1,529	1,148	381	—	—
Purchase obligations(1)	94,118	94,118	0	—	—
Other obligations(2)	59,127	27,959	31,168	—	—

Total	$182,137	$150,588	$31,549	—	—

Notes: (1)	Includes obligations for wafer fabrication, raw materials and supplies.
(2)	Includes obligations under a license agreement for the use of certain central processing unit cores and the investment obligations required by the ROC Investment Commission.

In August 2004, we entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, we are required to pay a license fee based on the progress of the project development and a royalty based on shipments. The initial license fee of $100,000 is charged to research and development expense in 2004; no fees or royalties were paid in 2005.

In addition, we have begun construction of our new headquarters located in the Tainan LCD-TV Industry Park. The headquarters will house our research and development, engineering, sales and marketing, operations and general administrative staff. Upon completion, the new headquarters is expected to have 21,200 square meters of usable space and occupy 31,800 square meters of land. The land is owned by us. Construction has commenced in the fourth quarter of 2005 and is expected to be completed in the third quarter of 2006. The total costs are estimated to be approximately NT$905.8 million ($27.6 million), of which approximately NT$325.8 million ($9.9 million) is for the land and approximately NT$580 million ($17.7 million) is for the construction costs (which includes architect fees, general contractor fees, building materials, purchases and installation of office equipment and other fixtures). We have already paid for the land purchased and approximately NT$26.1 million ($0.8 million) of the construction costs in 2005. We expect to pay the remainder of the construction costs in 2006. We intend to finance the remaining cost of our new headquarters with a portion of the net proceeds from this offering.

Our current corporate structure was established as a result of a share exchange between us and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to our satisfying the following undertakings we gave in connection with our application seeking approval of the share exchange: Himax Taiwan is required to (1) purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan; (2) increase the number of Taiwanese employees to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively; and (3) invest no less than NT$800 million ($24.4 million), NT$900 million ($27.4 million) and NT$1.0 billion ($30.5 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively. The required research and development expenditure may be satisfied through cash-based compensation but cannot be satisfied through non-cash share-based compensation. Himax Taiwan is required to submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

We plan to finance the commitments required under our undertakings to the ROC Investment Commission through a portion of the proceeds from this offering and working capital. We believe that the undertakings under the ROC Investment Commission approval are in line with our business plan. In August 2005, we purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($9.9 million) in satisfaction of the first condition. As of December 31, 2005, we had satisfied the conditions with respect to the Taiwan employees requirements for 2005 (with 549 Taiwan employees) and had spent approximately NT$1,012 million ($30.9 million) in research and development expenditures.

Although we intend to discharge our undertakings to the ROC Investment Commission, we cannot assure you that we will be able to do so under all circumstances. To the extent that we experience no or negative revenue growth as a result of significant company-specific or industry-wide events, we would be limited in our ability to adjust our headcount and research and development expenditures in response to those events. In this case, these undertakings would restrict our operational flexibility and adversely affect our operating margins and results of operations. See “Risk Factors—Political, Geographical and Economic Risks — If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.”

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the newly effective ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to higher than expected growth in our business or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2005, we did not have any interests in variable interest entities.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. The rate of inflation (deflation) in Taiwan was -0.1%, 1.6% and 2.3% in 2003, 2004 and 2005, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    Our exposure to interest rate risk for changes in interest rates is limited to the interest income generated by our cash deposited with banks and interest rate expense on our floating rate short-term borrowings.

Foreign Exchange Risk.    The U.S. dollar is our functional and reporting currency. A substantial portion of our expenses is denominated in currencies other than the U.S. dollar. As of December 31, 2005, more than 40.6% of our accounts payable was denominated in currencies other than the U.S. dollar, primarily in NT dollars and Japanese yen. Approximately 0.6% of our accounts receivable were denominated in currencies other than the U.S. dollar, mainly in NT dollars. In the year ended December 31, 2005, 98.5% of our sales were quoted in U.S. dollars. In 2005, approximately 67.3% of our cost of revenues was denominated in U.S. dollars. We anticipate that we will continue to quote substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the NT dollar, Japanese yen, Euros or Renminbi. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. From time to time we have engaged in, and may continue to engage in, forward contracts to hedge against our foreign currency exposure.

Recent Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, or EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. On September 30, 2004, the FASB issued a final staff position EITF Issue 03-1-1 that delays indefinitely the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF 03-1. The guidance in paragraph 10 through 20 of EITF 03-1 has been replaced by guidance in FASB Staff Position, or FSP, FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments issued by the FASB in November 2005. Quantitative and qualitative disclosures required by EITF 03-1 remain effective for fiscal 2005. We have adopted the disclosure requirements of EITF 03-01.

FSP FAS 115-1 and FAS 124-1 amend EITF 03-1 and address when an investment is considered impaired and whether that impairment is other-than-temporary and also measure an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. We do not expect the adoption of this FSP to have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 amends ARB No. 43, Chapter 4, in order to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provision of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transaction, or SFAS No. 153. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to estimate reasonably the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal year ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on our financial condition and consolidated statement of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS No. 154. SFAS No. 154 replaces APB No. 20 and SFAS No. 3 and requires retrospective application to a prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. We do not currently plan to undertake any voluntary changes in accounting principle and therefore do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September, 2005, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 04-13, or EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance for circumstances under which two or more transactions involving inventory with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in reporting periods beginning after March 15, 2006. We do not expect the adoption of EITF 04-13 to have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We design, develop and market semiconductors that are critical components of flat panel displays. We believe we are among the world’s leading suppliers of large-sized TFT-LCD panel display drivers, with a market share of approximately 15.8% in terms of revenues in 2005, according to iSuppli. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offering to include television semiconductor solutions, as well as LCOS products. Our customers are panel and television makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry Background

We operate in the flat panel display semiconductor industry. As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. According to iSuppli, global unit shipments of large-sized (ten inches and above in diagonal measurement) flat panel displays are expected to grow from approximately 203.7 million units in 2005 to approximately 352.7 million units in 2009. iSuppli also forecasts global unit shipments of small- and medium-sized (less than ten inches in diagonal measurement) flat panel displays to grow from approximately 1.5 billion units in 2005 to approximately 1.8 billion units in 2009. This projected growth is expected to drive the demand for semiconductors used in large-sized panels and small- and medium-sized panels. Panel manufacturers are primarily located in Taiwan, South Korea, Japan and China. We believe that Taiwan-based semiconductor companies are well positioned to take advantage of the geographic proximity to work closely with panel manufacturers to design semiconductors to be integrated into such customers’ products.

Flat Panel Displays

Flat panel displays are thin displays that are widely used in a broad range of applications, including notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. Flat panel displays have a number of attractive characteristics, including flat and thin screens, light weight, high resolution, stable picture quality with no flickering, low power consumption and low radiation. Technological innovation and production efficiency have resulted in the reduction in the price of flat panel displays and have narrowed the price difference between flat panel displays and traditional cathode ray tube, or CRT, displays. For certain large-sized applications such as desktop monitors and televisions, CRT displays are increasingly being replaced by flat panel displays. This trend is expected to drive the demand for large-sized flat panel displays. Further, the demand for low-cost, high-quality color displays for small-sized applications and consumer preferences for multimedia color panels are expected to drive the demand for mobile handsets and other mobile devices.

There are several alternative flat panel display technologies at various stages of development and commercial production, including the following:

•

Amorphous silicon thin film transistor liquid crystal display technology, or a-Si TFT-LCD, is an advanced active matrix technology that uses a matrix of transistors embedded on a thin film of silicon to change the transparency of the LCD when voltage is applied. An a-Si TFT-LCD panel consists of two thin glass substrates between which a layer of liquid crystals is deposited and behind which a light source is mounted. The front glass substrate is fitted with a color filter, while the back glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the front glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel. A-Si TFT-LCD panels are used in devices of different sizes ranging from one inch to greater than 50 inches for various applications. Unless otherwise indicated, the term “TFT-LCD” is used generally in this prospectus to refer to a-Si TFT-LCD.

•	LTPS is an alternative form of TFT-LCD technology and uses poly silicon instead of the amorphous silicon used in standard TFT-LCD panels. LTPS is currently primarily used in small-sized panels.

•	OLED technology uses electro-luminescent materials under active or passive matrix schemes. OLED is currently primarily used in small-sized panels.

•	Super twisted nematic, or STN, is a passive matrix LCD technology. STN is a low-power, low-cost solution that has been widely used in small displays. There are two types of STN displays, monochrome and color. Color STN displays have largely replaced monochrome STNs, with monochrome STNs primarily used in low-end mobile handsets. However, color STN is gradually being replaced by TFT-LCD and other technologies that offer superior image quality compared with color STN technology.

•	Liquid crystal on silicon technology, or LCOS, is a microdisplay technology that creates high-resolution images with liquid crystals and silicon chips. LCOS displays are constructed with a silicon chip, a layer of liquid crystals and a glass cover plate in contrast to the more common TFT-LCD construction of liquid crystals sandwiched between two glass plates. LCOS is at a relatively early stage of commercialization and is currently used in large-sized projection televisions and certain small-sized applications.

•	Digital light processing technology, or DLP, is another microdisplay technology. Instead of using liquid crystals, the DLP chip is a reflective surface containing tiny mirrors. Each mirror represents a single pixel. DLP technology is primarily used in large-sized projection televisions.

Of these technologies, TFT-LCD technology was the most widely used flat panel display technology in 2005 in terms of revenues, with global sales of TFT-LCD driver products representing approximately 68.3% of the total flat panel driver market, according to iSuppli. TFT-LCD is currently the dominant technology used in desktop monitors and notebook computers and is becoming more widely adopted in televisions. The attractiveness of the TFT-LCD market opportunity has spurred substantial investments in capital expenditures on new generation fabs leading to expanded and improved manufacturing capacity and increased focus and spending on research and development by panel manufacturers. Additionally, the TFT-LCD market opportunity has contributed to the growth of a highly developed and specialized supply chain. The combination of these factors is expected to continue to improve performance and reduce the unit cost of TFT-LCD panels and thereby further drive demand for such products and their components.

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the application. Some of the most important ones include the following:

•

Display Driver.    The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. The number of display drivers required for each panel depends on the resolution. Large-sized panels typically have higher resolution and require more display drivers than smaller-sized panels.

•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For small-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

•	Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “—Products—Television Semiconductor Solutions—Television Chipsets” for a description of these components.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

Characteristics of the Display Driver Market

Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. As a result, we believe that the projected growth in the demand for flat panel displays will result in the growth in demand for display drivers. According to iSuppli, shipments of display drivers are expected to grow from 4.2 billion units in 2005 to 6.3 billion units in 2009, with global sales revenues increasing from $7.8 billion in 2005 to $9.3 billion in 2009. The display driver market has specific characteristics, including those discussed below.

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. According to iSuppli, the top ten TFT-LCD panel manufacturers of large-sized panels in terms of unit sales accounted for 95.7% of global sales in the first three quarters of 2005. All of these manufacturers are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- and Korea-based manufacturers, have invested heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

Customization Requirements

Each panel display has a unique pixel design to meet its particular requirements. To optimize the panel’s performance, display drivers have to be customized for each panel design. The most common customization requirement is for the display driver company to optimize the gamma curve of each display driver for each panel design. Display driver companies must work closely with their customers to develop semiconductors that meet their customers’ specific needs in order to optimize the performance of their products.

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high-voltage complementary metal oxide semiconductor, or CMOS, process technology typically operating at eight to 16 volts for source drivers and 10 to 40 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.18 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special Assembly and Testing Requirements

Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier package, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer’s design which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

Supply Chain Management

The manufacturing of display drivers is a complex process and requires several manufacturing stages such as wafer fabrication, gold bumping and assembly and testing, and the availability of materials such as the processed tape used in TAB packaging. We refer to these manufacturing stages and material requirements collectively as the “supply chain.” Panel manufacturers typically operate at high levels of capacity utilization and require a reliable supply of display drivers. A shortage of display drivers, or a disruption to this supply, may disrupt panel manufacturers’ operations since replacement supplies may not be available on a timely basis or at all, given the customization of display drivers. As a result, a display driver company’s ability to deliver its products on a timely basis at the quality and quantity required is critical to satisfying its existing customers and winning new ones. Such supply chain management is particularly crucial to fabless display driver companies that do not have their own in-house manufacturing capacity. In the case of display drivers, supply chain management is further complicated by the high-voltage CMOS process technology and the special assembly and testing requirements that are not standard in the semiconductor industry. Access to this capacity also depends in part on display driver companies having received assurances of demand for their products since semiconductor manufacturing service providers require credible demand forecasts before allocating capacity among customers and investing to expand their capacity to support growth.

Need for Higher Level of Integration

The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small-sized panel applications require one source driver, one gate driver and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority.

The Taiwan Advantage in the Flat Panel Display Driver Industry

The highly developed Taiwan semiconductor supply chain and the close proximity to panel manufacturers have contributed to the growth of Taiwan’s display driver industry. Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing and back-end services, with leading semiconductor manufacturing service providers offering outsourced, high-volume and advanced manufacturing for each of the various stages of the semiconductor manufacturing process, including wafer fabrication, gold bumping, assembly and testing. This cluster effect gives Taiwan-based display driver companies access to significant capacity, economies of scale, specialized expertise and manufacturing flexibility. Moreover, Taiwan-based semiconductor manufacturing service providers can leverage Taiwan’s large pool of highly skilled engineers and other personnel suitable for sophisticated manufacturing industries. The ready availability of semiconductor manufacturing in Taiwan helps Taiwan-based display driver companies such as us to mass-produce their products at competitive prices. Taiwan is also a key location for panel manufacturers. The close proximity to customers facilitates efficient joint development and improved manufacturing processes and engineering support.

The Himax Solution

Our semiconductors and solutions provide our customers with the following benefits:

•	Comprehensive Display Driver Solutions. We offer comprehensive display driver solutions and have devoted substantial resources to satisfy our customers’ short- and long-term needs. We are highly skilled in the design of customized, high-performance and cost-effective display drivers. We believe that we design and offer display drivers that meet the various and fast-changing requirements of panel manufacturers. We have in-depth knowledge of display technologies and liquid crystal characteristics and are committed to working closely with our customers and using this know-how to solve their display-related problems and to optimize the performance of their products.

•	Broad Product Portfolio. We offer a broad range of display drivers to meet the requirements of our customers. We provide display drivers to support a wide range of resolutions, panel sizes and various interface technologies, including customized interfaces, as well as COF, COG and TCP package types. To further broaden our product portfolio, we are developing source and gate drivers with a higher number of channels and higher-bit source drivers for large-sized TFT-LCD panels, expanding our portfolio of display drivers for LTPS and developing display drivers for panels utilizing OLED technology.

•	Customized Products That Optimize Panel Performance. We design many of our products based on our customers’ specifications, and we work closely with our direct customers, and in some cases our customers’ customers, to better understand their needs and to align our products with their product roadmaps. For example, our continuing close relationship and collaboration with CMO, a leading panel manufacturer, have improved our understanding of the requirements of panel manufacturers and enhanced our ability to optimize panel performance. Our customized product approach allows our engineers to focus on customer service and deliver engineering samples and offer engineering solutions. Finally, our ability to quickly change the driving gamma curve allows us to optimize the performance of various liquid crystal materials and customize our products.

•	Fabless Model for Manufacturing Efficiency and Flexibility. We use semiconductor manufacturing service providers such as foundries and assembly and testing houses. We engage foundries with high- voltage CMOS process technology for our display drivers, and we work with assembly and testing houses that specialize in TAB and COG assembly, thereby allowing us to take advantage of the economies of scale and specialization of such semiconductor manufacturing service providers. In addition, we are able to capture the financial and operational benefits of the fabless model, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. Our fabless model also provides us with the flexibility to use the most suitable technology and service provider for a particular product.

•	Cost-Effective Solutions for High-Volume Manufacturing. We strive to design cost-effective semiconductors for high-volume manufacturing by reducing manufacturing and material costs while maintaining the desired level of performance. We believe that our relationships with our suppliers provide us with access to processed tape used in TAB package and equipment at competitive prices. Since panel manufacturers are price sensitive, we must leverage existing product design expertise to shrink the die size in order to develop cost-effective products with desired features and performances. Moreover, we strive to achieve cost savings by economies of scale, yield improvements, design improvements and manufacturing efficiency.

•	Highly Integrated, Small and Power Efficient Display Drivers for Mobile Handsets and Consumer Electronics Products. Our engineers are highly skilled at combining various multi-voltage, mixed signal functional building blocks into a single chip. For example, our display drivers for mobile device applications combine source drivers, gate drivers, power circuit, timing controllers and static random access memory, or SRAM, into a single chip. We have devoted significant time and engineering resources collaborating with our customers to simulate, characterize, and, as necessary, adapt these processes to design and develop our products for higher performances and smaller die sizes. As a result, we believe our display drivers for mobile handsets are currently among the smallest in the industry. Similarly, we work to reduce the power consumption and heat generation of our products, as improved power efficiency extends battery life, which is particularly important for mobile devices.

Strategy

We are a leading supplier of display drivers for large-sized TFT-LCD panels. Our aim is to become one of the world’s leading providers of semiconductors for flat panel display applications. We intend to pursue this goal through the following strategies:

Expand and Diversify Our Customer Base and Capture a Larger Percentage of Our Customers’ Large-sized Panel Display Driver Requirements.    We currently sell display drivers to many of the world’s leading panel manufacturers, including CMO, CPT, Innolux Display, Samsung and SVA-SEC. We believe we are among the world’s leading suppliers of display drivers for large-sized TFT-LCD panel display drivers, with a market share of approximately 15.8% in terms of revenues in 2005, according to iSuppli. This position, which we achieved in a relatively short period of time, reflects our customers’ confidence in our ability to scale up our production to meet their volume requirements and our ability to provide customized, high-performance and cost-effective products. We intend to leverage our market position to continue to enhance and strengthen our relationship with existing customers and expand and diversify our customer base. We seek to capture a larger percentage of their requirements by continuing to focus on customization and enhanced product performance. We are actively working with existing and prospective customers on new designs. Additionally, the trend towards display drivers with a higher number of channels with the advanced interface technologies required of higher-resolution panels should offer opportunities for us to achieve additional design wins. We aim to capture growth opportunities presented by these industry developments and to reduce our reliance on any one customer.

Target Leadership Position in Mobile Handset Display Driver Market.    We aim to establish a leadership position in the mobile handset display driver market. We offer display drivers for panels using TFT-LCD and LTPS technologies and are developing display drivers for panels using OLED technology to further expand our product offerings and market penetration. We commenced volume shipments of single-chip TFT-LCD display drivers for use in mobile handsets in August 2004 and of our small-sized display drivers using our die shrink know-how for mobile handsets in June 2005. We believe our display drivers for mobile handsets are currently among the smallest in the industry. We believe that mobile handset display drivers will provide us with significant growth opportunities as a result of the growing demand for low-cost, high-quality displays and as mobile handsets increasingly incorporate multimedia features. Moreover, we believe that achieving a leadership position in the mobile handset display driver market would enable us to diversify our sources of revenue.

Leverage Design and Engineering Expertise to Capture Other Growth Opportunities.    We plan to leverage our display-related semiconductor and engineering expertise to develop other products for which we believe there are significant growth opportunities. For example, we are focusing on television chipsets for use in flat panel and advanced CRT televisions. Our close collaboration with panel manufacturers that are focused on the LCD television market enables us to better understand the requirements of LCD television makers. Additionally, we have leveraged our design and process capabilities to develop and commercialize LCOS products, which are targeted at projection TV and microdisplay opportunities.

Strengthen Our Semiconductor Manufacturing Supply Chain.    We aim to strengthen our access to stable, larger, more reliable, diverse and cost-efficient manufacturing capacity and supply of processed tape. We believe this is important to our ability to meet our customers’ delivery requirements, since to do so our semiconductor manufacturing service providers and suppliers must meet the schedules and quality specifications that we set for them. Our customers expect us to have access to sufficient high-quality and diverse manufacturing capacity to meet their long-term growth targets. We plan to strengthen our relationships with our existing foundries and to begin sourcing from additional semiconductor manufacturing service providers.

Products

We have three principal product lines:

•	display drivers and timing controllers;

•	television semiconductor solutions; and

•	LCOS products.

We commenced volume shipments of our first source and gate driver for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•

Resolution and Number of Channels.    Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution.

For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a SXGA (1,280 x 1,024 pixels) panel requires ten 384 channel source drivers and four 256 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a SXGA panel can have eight 480 channel source drivers or four 960 channel source drivers instead of ten 384 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•	Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K and 16 million colors are supported by 6-bit and 8-bit source drivers, respectively.

•	Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages between eight to 16 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages from 10 to 40 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•	Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•	Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, and mini low voltage differential signaling, or mini-LVDS. Among these, RSDS and mini-LVDS were developed as low power, low noise and low amplitude method for high-speed data transmission using fewer copper wires and resulting in lower EMI. In 2005, we introduced two new display driver interfaces: dual edge TTL, or DETTL, and turbo RSDS. DETTL enables the interface to function with lower power (below 1.8V), thus reducing power consumption. Turbo RSDS is an upgraded version of RSDS which increases the interface frequency from 85MHz to 135MHz, thus reducing the bus width and panel costs.

•	Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and to a lesser extent COG package types.

Large-Sized Applications

We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For display drivers for use in notebook computers, low power consumption is a key feature due to the portability of notebook computers and the need for long battery life. For display drivers used in desktop monitors, low cost is more desirable than low power consumption. For advanced televisions, display drivers must meet the requirements of larger panels, such as higher data transmission rates, wider viewing angles, faster response time, higher color depth and better image performance.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers

•        384 to 720 output channels

•        6-bit (262K colors) or 8-bit (16 million colors)

•        one gamma-type driver

•        three gamma-type drivers (RGB independent gamma curve to enhance color image)

•        output driver voltage ranging from eight to 16V

•        input logic voltage ranging from standard 3.3V to low power 1.8V

•        low power consumption and low EMI

•        supports TCP, COF and COG package types

•        supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interface technologies

TFT-LCD Gate Drivers

•        192 to 400 output channels

•        output driving voltage ranging from 10 to 40V

•        input logic voltage ranging from standard 3.3V to low power 1.8V

•        low power consumption

•        supports TCP, COF and COG package types

Timing Controllers

•        product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to HDTV (1,920 x 1,080 pixels)

•        supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized output interface technologies

•        input logic voltage ranging from standard 3.3V to low power 1.8V

•        embedded overdrive function for television applications to improve response time

•        supports TTL and LVDS input interface technologies

The industry trend for large-sized applications is towards low power consumption notebook computer display drivers, low cost desktop monitor display drivers and display drivers that can support higher speed interface technologies, have greater color depth and enhanced color through RGB independent gamma for use in advanced televisions.

Mobile Handset Applications

We offer display drivers for mobile handset displays that combine source driver, gate driver and other functions into a single chip. As mobile handsets become smaller and more compact, customers are increasingly demanding smaller die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, mobile handsets must operate for long durations without recharging the battery. Thus, display drivers with lower power consumption are desired in order to extend the battery life. Low cost is also an important feature as mobile handset manufacturers continue to reduce cost and customers increasingly seek out cost-effective display drivers.

The following table summarizes the features of our products for mobile handsets:

Product	Features
TFT-LCD Drivers

•        highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory

•        product portfolio suitable for a wide range of resolutions including QQVGA (128 x 160 pixels), QCIF (132 x 176 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels) and a range of panel sizes from 1.5 to 2.4 inches in diagonal measurement

•        supports 262K colors to 16 million colors

•        input logic voltage ranging from standard 3.3V to low power 1.65V

•        low power consumption and low EMI

•        utilizes die shrink technology to reduce die size and cost

•        slimmer die for compact module to fit smaller mobile handset designs

•        application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g. drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers

•        highly integrated single chip embedded with the source driver, power circuit, timing controller and memory

•        supports 262K colors to 16 million colors

•        input logic voltage ranging from standard 3.3V to low power 1.65V

•        utilizes die shrink technology to reduce die size and cost

•        slimmer die for compact module

•        ASIC can be designed to meet customized requirements
(e.g. gate-less or multi-bank output driver)

The industry trend for mobile handset display drivers is towards display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as mobile handsets increasingly incorporate multimedia functions.

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products like digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, display drivers with lower power consumption are desired in order to extend the battery life.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features
TFT-LCD Source Drivers

•        240 to 960 output channels

•        products for analog and digital interfaces

•        supports 262K colors to 16 million colors

•        input logic voltage ranging from standard 3.3V to low power 2.5V

•        low power consumption and low EMI

TFT-LCD Gate Drivers	• 96 to 480 output channels • input logic voltage ranging from standard 3.3V to low power 2.5V • output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	• highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit • products for analog or digital interfaces

Timing Controllers	• products for analog or digital interfaces • supports various resolutions from 280 x 220 pixels to 800 x 600 pixels

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and for the timing controller to be integrated into the video processor. The trend of display drivers used in small-sized consumer electronics products is towards single-chip solutions combining source driver, gate driver, timing controller and power circuit into a single chip.

Television Semiconductor Solutions

We provide television semiconductor solutions specifically designed to meet the requirements of advanced television systems.

Set forth below are the various semiconductor components that may be utilized in advanced televisions:

Television Chipsets

Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Advanced televisions typically require some or all of these components:

•	Audio Processor/Amplifier. Demodulates, processes and amplifies sound from television signals.

•	Analog Interfaces. Convert analog video signals into digital video signals. Video decoder and analog-to-digital converter (ADC) are included.

•	Digital Interfaces. Receive digital signals via digital receivers. Digital visual interfaces (DVI) and high-definition multimedia interfaces (HDMI) are included.

•	Channel Receiver. Demodulates input signals so that the output becomes compressed bit stream data.

•	DTV Decoder. Converts video and audio signals from compressed bit stream data into regular video and audio signals.

•	Video Processor. Performs the scaling function that magnifies or shrinks the image data in order to fit the panel’s resolution; provides real-time processing for improved color and image quality; converts output video from an interlaced format to a progressive format in order to eliminate jaggedness; and supports on-screen display and real-time video format transformation.

We are developing all of the above components, although we currently only offer and sell video processors in volume. Our video processors are designed for use in advanced televisions and our product portfolio includes high-performance video processors which target high-end segments as well as cost-effective video processors which target entry-level segments.

The following table summarizes the features of our video processors:

Product	Features
Video Processors

•        3D noise reduction reduces spatial or temporal noise on the video image

•        3D de-interlacer converts output video from interlaced format to progressive format to eliminate jaggedness

•        dynamic exposure adaptation maximizes black and white contrast quality

•        scaling function to convert the image resolution coming from video sources in order to fit the panel’s resolution

•        dynamic color adaptation adjusts video color to make it more saturated and accurate

Television Tuner Modules

We offer a variety of digital and analog television tuner modules. We are highly skilled in designing compact, high-performance tuner modules that integrate semiconductors and other components on the system board. The semiconductors and components are purchased from third-party suppliers and are assembled by third-party electronics manufacturing service providers. We design our television tuner modules in an advanced, coil-free architecture to provide slim and small tuners.

Our tuners are suitable for most of the world’s signal transmission standards, including: Digital Video Broadcast–Terrestrial, also known as DVB-T, the digital television standard (depending on the bandwidth) in Taiwan, Australia and Europe; Advanced Television System Committee, or ATSC, the digital television standard in the United States and Canada; National Television System Committee, or NTSC, the analog television standard in the United States, Canada, Japan, the Philippines, Taiwan and South Korea; Phase Alternating Line, or PAL, the analog television standard in Western Europe, Australia, Hong Kong and China; and Systeme Electronique Couleur Avec Memoire, or SECAM, the analog television standard in France, Russia and Eastern Europe.

The following table sets forth the features of our television tuner modules:

Product	Features
Digital Television Tuner Modules	• DVB-T tuners for 6MHz bandwidth (for use in Taiwan), 7MHz bandwidth (for use in Australia) and 8MHz bandwidth (for use in Europe) • ATSC RF tuners with NTSC function • lower power RF tuners

Analog Television Tuner Modules

•        global tuner combining NTSC, PAL and SECAM television standards and FM radio tuner

•        low power off-air tuner combining NTSC and PAL television standards and FM radio tuner

•        mobile analog tuner combining NTSC television standards and FM radio tuner

•        slim design to save space

LCOS Products

LCOS technology is still at a relatively early stage of commercial application but is expected to be utilized in near-to-eye applications, rear projection televisions and mini-projectors. We design our LCOS products at our subsidiary, Himax Display, which owns and operates a fab for the manufacture of such products.

The following table sets forth the features of our LCOS products:

Product	Features
LCOS Modules for Near-to-eye and Mini-projector Applications	• 640 x 360 pixels (Q720P), VGA and SVGA resolutions • 8-bit (16 million colors) • high reflectivity and greater than 100:1 contrast ratio • low power consumption

LCOS Modules for Projection Applications	• WXGA and HDTV resolutions • 8-bit (16 million colors) • high reflectivity and greater than 1,000:1 contrast ratio

Other Products and Services

We established Amazion in July 2004 to design, develop and market semiconductors for power management applications. To date, Amazion has not generated any revenues from such products. We also offer liquid crystal injection services through our subsidiary Himax Display. In 2005, Himax Display generated NT$95.8 million ($2.9 million) in revenues from such services.

Core Technologies and Know-How

Driving System Technology.    Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD driving systems, high-voltage processes and display systems, all of which are important to the design of high-performance TFT-LCD display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as OLED.

High-Voltage CMOS Circuit Design.    Unlike most other semiconductors, TFT-LCD display drivers require a high output voltage of eight to 40 volts. We have developed circuit design technologies using a high-voltage CMOS process that enables us to produce high-yield, reliable and compact drivers for high-volume applications. Moreover, our technologies enable us to keep the driving voltage at very high uniformity, which can be difficult to achieve when using standard CMOS process technology.

High-Bandwidth Interfaces.    In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

Die Shrink and Low-Power Technologies.    Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers

Our direct customers for display drivers are primarily panel manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We sell our television semiconductors to manufacturers of advanced televisions. As of December 31, 2005, we sold our products to more than 50 customers. In 2003, 2004 and 2005, CMO and its affiliates accounted for 78.0%, 63.2% and 58.9% of our revenues, respectively, while CPT and its affiliates accounted for 5.7%, 19.5% and 16.2% of our revenues, respectively, in the same periods. We expect that sales to CMO and CPT and their affiliates will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2005:

Chi Mei Optoelectronics Corp.

Chunghwa Picture Tubes

HannStar Display Corporation

InnoLux Display Corporation

Lightsonic Optoelectronics Inc.

Optrex Corporation

Perfect Display Limited

Samsung Electronics Taiwan Co., Ltd.

Shanghai SVA-NEC Liquid Crystal Display

Transcend Optronics (Yangzhou) Co, Ltd.

Our customers typically provide us with a long-term (12 month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and increasingly also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product roadmaps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales team located in Taiwan, South Korea, Japan and China. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taipei and Hsinchu in Taiwan, in Suzhou, China, in Anyangsi Kyungkido, South Korea and in Yokohama, Japan, all in close proximity to our customers. We have dedicated sales teams for our display driver and television semiconductor solutions businesses that cover each of the markets of Taiwan, South Korea, Japan and China. For certain products or regions we may from time to time sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of field applications engineers that provides technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

Manufacturing

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and with assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service provider most suitable for any given product.

Manufacturing Stages

The diagram below sets forth the various stages in manufacturing display drivers according to the two different types of assembly utilized: TAB or COG. The assembly type depends on the application of the panel and is determined by our customers.

Wafer Fabrication:    Based on our design, the foundry provides us with fabricated wafers. Each fabricated wafer contains many chips, each known as a die.

Gold Bumping:    After the wafers are fabricated, they are delivered to gold bumping houses where gold bumps are plated on each wafer. The gold bumping process uses thin film metal deposition, photolithography and electrical plating technologies. The gold bumps are plated onto each wafer to connect the die to the processed tape, in the case of TAB package, or the glass, in the case of COG package.

Chip Probe Testing:    Each individual die is electrically tested, or probed, for defects. Dies that fail this test are discarded.

Assembly and Testing:    Our display drivers use two types of assembly technology: TAB or COG. Display drivers for large-sized applications typically require TAB package types and to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG package types.

TAB Assembly

We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. In contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead.

•	Inner-Lead Bonding: The TCP and COF assembly process involves grinding the bumped wafers into their required thickness and cutting the wafers into individual dies, or chips. An inner lead bonder machine connects the chip to the printed circuit processed tape and the package is sealed with resin at high temperatures.

•	Final Testing: The assembled display drivers are tested to ensure that they meet performance specifications. Testing takes place on specialized equipment using software customized for each product.

COG Assembly

COG assembly connects display drivers directly to LCD panels without the need for processed tape. COG assembly involves grinding the tested wafers into their required thickness and cutting the wafers into individual dies, or chips. Each individual die is picked and placed into a chip tray and is then visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Quality Assurance

We maintain a comprehensive quality assurance system. Using a variety of methods from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products’ manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third-party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with suppliers, evaluating such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received the ISO 9001:2000 certification which was renewed in February 2005.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to timely deliver high-quality products to our customers.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have historically obtained our foundry services from TSMC and Vanguard and have also recently established a relationship with Macronix and Lite-on. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS, and Siliconware Precision Industries Co., Ltd.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold bumping, assembly and testing houses for production. As a result, we expect that we will continue to rely on limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Lite-on Semiconductor Corp.	Chipbond Technology Corporation
Macronix International Co., Ltd.	FuPo Electronics Corporation
Taiwan Semiconductor Manufacturing Company	International Semiconductor Technology Ltd.
Vanguard International Semiconductor Corporation	Megic Corporation

Processed Tape for TAB Packaging	Assembly and Testing
CASIO Micronics Co., Ltd.	Chipbond Technology Corporation
Hitachi Cable, Ltd.	ChipMOS Technologies Inc.
Mitsui Mining & Smelting Co., Ltd.	International Semiconductor Technology Ltd.
Samsung Techwin Co. Ltd.	Megic Corporation
Stemco., Ltd	Siliconware Precision Industries Co., Ltd.
Sumitomo Metal Mining Package Material Co., Ltd.
WUS Microelectronics Co., Ltd.

Chip Probe Testing
Ardentec Corporation
ChipMOS Technologies Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd
Siliconware Precision Industries Co., Ltd.

Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to semiconductor solutions for flat panel displays and advanced televisions with particular emphasis on our three major product lines. Although a significant portion of the resources at our semiconductor design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the cost of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2003, 2004 and 2005, we incurred research and development expenses of $21.0 million, $24.0 million and $41.3 million, respectively, representing 16.0%, 8.0% and 7.6% of our revenues, respectively.

Intellectual Property

As of December 31, 2005, we held a total of 80 patents, including 53 in Taiwan, 19 in the United States, four in China, three in Korea and one in Japan. The expiration dates of our patents range from 2019 to 2024. We also have a total of 135 pending patent applications in Taiwan, 105 in the United States and 75 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and have applications pending in Europe, the United States and Korea.

Competition

The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate among the competition in our industry include:

•	customer relations;

•	product performance;

•	design customization;

•	development time;

•	product integration;

•	technical services;

•	manufacturing costs;

•	supply chain management;

•	economies of scale; and

•	broad product portfolio.

We continually face intense competition from other fabless display driver companies, including Cheertek Incorporation, DenMOS Technology Inc., Novatek Microelectronics Corp., Ltd., and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Matsushita Electric Works, Ltd., NEC Electronics Corporation, Oki Electric Industry Co. Ltd., Renesas Technology Corp., Seiko Epson Corporation and Toshiba Corporation, and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and potential customers.

Many of our competitors, some of which are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than us. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including ATI Technologies, Inc., Genesis Microchip, Inc., Koninklijke Philips Electronics N.V., Mediatek Corp., MStar Semiconductor, Inc., Pixelworks Inc., STMicroelectronics, Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors and others that offer a more diversified portfolio.

For LCOS products, we compete with diversified electronics companies such as Sony Corporation and Victor Company of Japan, Limited, also known as JVC, and companies specializing in LCOS technology such as eLCOS Microdisplay Technology Ltd, Brillian Corporation, Aurora Corporation and SpatiaLight, Inc.

Employees

As of December 31, 2005, we had 716 employees serving in the following functions:

Function	Number
Research and development(1)	482
Engineering and manufacturing(2)	90
Sales and marketing(3)	83
General and administrative	61

Total	716

Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.
(3)	Includes field application engineers.

As of December 31, 2005, we had a staff of 482 people in research and development, of which 20, 313, 114 and 35 hold a doctorate, master’s, bachelor’s and junior college degree, respectively.

Facilities

We lease our 4,082-square meter headquarters in Tainan, Taiwan under several leases; the principal lease expires in September 2006. We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou and Shenzhen, China; Yokohoma, Japan; and Anyangsi Kyungkido, South Korea. The lease contracts may be renewed upon expiration. Himax Display, our subsidiary, owns and operates a fab with 3,885 square meters of floor space on land and in a building leased from CMO.

We have begun construction of our new headquarters located in the Tainan LCD-TV Industry Park. The headquarters will house our research and development, engineering, sales and marketing, operations and general administrative staff. Upon completion, the new headquarters is expected to have 21,200 square meters of usable space and occupy 31,800 square meters of land owned by us. Construction has commenced in the fourth quarter of 2005 and is expected to be completed in the third quarter of 2006. The total costs are estimated to be approximately NT$905.8 million ($27.6 million), of which approximately NT$325.8 million ($9.9 million) is for the land and approximately NT$580 million ($17.7 million) is for the construction costs (which includes the architect fees, general contractor fees, building materials, purchases and installation of office equipment and other fixtures). We have already paid for the land purchased and approximately NT$26.1 million ($0.8 million) of the construction costs in 2005. We expect to pay the remainder of the construction costs in 2006. We intend to finance the remaining cost of our new headquarters with a portion of the net proceeds of this offering.

Insurance

We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on inland transit of inventories. We do not have insurance for business interruptions. We do not have key person insurance.

Environmental Matters

The business of semiconductor design does not cause any significant pollution. Himax Display maintains a facility for our LCOS products where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC. We have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

Legal Proceedings

We are not involved in any litigation or other legal matters which could reasonably be expected to, if decided adversely to us, have a material adverse impact on our business or operations.

MANAGEMENT

Directors and Executive Officers

Members of our board of directors may be elected by our directors or our shareholders. Effective upon the closing of this offering, our board of directors will consist of five directors. The following table sets forth information regarding our directors and executive officers as of February 1, 2006. Our directors and executive officers all assumed their respective positions at our company, Himax Technologies, Inc., after our shareholders’ meeting and board meeting, which were both held on October 25, 2005. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	48	Chairman of the Board
Jordan Wu	45	President, Chief Executive Officer and Director
Jung-Chun Lin	57	Director
Dr. Chun-Yen Chang	68	Director
Yuan-Chuan Horng	54	Director
Chih-Chung Tsai	50	Chief Technology Officer, Senior Vice President
Max Chan	39	Chief Financial Officer
Baker Bai	48	Vice President, Engineering Center
John Chou	47	Vice President, Quality Assurance Center

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Dr. Wu is also the chairman of the board of directors of Himax Taiwan and the chairman of the board of directors of Himax Display. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan and chairman, president and chief executive officer of Himax Display. Dr. Wu is also a director of Himax Display and Amazion and serves as a director, executive vice president and chief technology officer of CMO, a TFT-LCD panel manufacturer, and a director of Chi Lin Technology Co., Ltd., an electronics manufacturing service provider, Chi Mei El Corp., an OLED company, and Nexgen Mediatech Inc., a TFT-LCD television manufacturer. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd. a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president and chief executive officer. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position that he held since April 2003. Mr. Wu is also a director of Himax Display and Amazion. He also serves as a director of Eastern Multimedia Co., Ltd. since January 2000 and Jemitek Electronics Corp. since June 2003. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display and a supervisor of Amazion since July 2004. Mr. Lin also serves as a director, vice president, chief financial officer and chief accounting officer of CMO and a senior vice president of Chi Mei Corporation. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

Dr. Chun-Yen Chang is our director. Prior to our reorganization in October 2005, he served as a supervisor of Himax Taiwan since December 2003. He is the president of the National Chiao Tung University, or NCTU, of Taiwan, a post he has held since 1998. Prior to that, he served as the director of the Microelectronics and Information Systems Research Center of NCTU from 1996 to 1998 and as the dean of both the College of Electrical Engineering and Computer Science of NCTU and the College of Engineering of NCTU from 1990 to 1994. Dr. Chang has been active in the semiconductor industry for over 40 years. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE, a foreign associate of the National Academy of Engineering of the United States and a fellow of Academia Sinica of Taiwan. Dr. Chang holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree and a Ph.D. degree in electrical engineering from National Chiao Tung University.

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng is the general manager of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Other Executive Officers

Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display and a supervisor of Amazion. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

Max Chan is our chief financial officer. Mr. Chan is also the chief financial officer of Himax Taiwan. Prior to our reorganization in October 2005, Mr. Chan served as director of the planning division of Himax Taiwan from June 2004 to October 2005. Prior to joining Himax Taiwan, he was treasury manager of Intel Capital, the strategic investment division of Intel Corporation in Taiwan from 2000 to 2004, senior associate of Credit Suisse First Boston Asia International (Cayman) Limited, Taiwan Branch in 2000 and a manager of the Overseas Direct Investment Department of China Development Industrial Bank from 1992 to 2000. Mr. Chan holds a B.S. degree in civil engineering and an M.B.A. degree in finance from National Taiwan University and an M.S. degree in business administration from the University of Illinois at Urbana-Champaign.

Baker Bai is our vice president in charge of the Engineering Center, a director of Himax Taiwan, a supervisor of Himax Display and a director of Amazion. Prior to joining Himax Taiwan in 2001, Mr. Bai served as the director of the TFT Liquid Crystal Module Fab of CMO from 1998 to 2001, research and development manager of the Research Center of Vate Technology Inc., a semiconductor testing house, from 1994 to 1998, and research and development engineer at Chun Shan Technology Institute from 1983 to 1994. Mr. Bai holds a B.S. degree in electrical engineering from National Cheng Kung University, an M.S. degree in electrical engineering from the University of Southern California and an M.S. degree in electrical engineering from National Chiao Tung University.

John Chou is our vice president in charge of the Quality Assurance Center and also serves as a director of Amazion. Mr. Chou joined Himax in April 2005 as associate vice president of the Quality Assurance Center and was promoted to his current position in January 2006. Prior to joining Himax, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree in electrical engineering from California State University, Los Angeles.

Board Composition

Effective upon the closing of this offering, our board of directors will consist of five members, two of whom will be independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, as amended from time to time. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 4350(c)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 4350(c)(2).

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors prior to the closing of this offer: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee currently consists of Yuan-Chuan Horng and Dr. Chun-Yen Chang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. After the closing of this offering, we intend to follow home country practice that permits an audit committee to contain two independent directors in lieu of complying with Rule 4350(d) of the Nasdaq Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation SK under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.    Our current compensation committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. After the closing of this offering, we intend to follow home country practice that permits a compensation committee to contain a director that does not meet the definition of “independence”

within the meaning of Rule 4200(a)(15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Rules that requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. After the closing of this offering, we intend to follow home country practice that permits a nominating committee to contain a director that does not meet the definition of “independence” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(4)(A)(ii) and (B)(ii) of the Nasdaq Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to our board of directors nominees for election or re-election, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors the current composition of our board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

•	identifying and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to the company to act in good faith in their dealings with or on behalf of our company and exercise their powers and fulfill the duties of their office honestly and loyally. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the proper purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law imposes fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he is knowingly guilty of the default or knowingly and willfully authorizes or permits the default. In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. In addition, under Delaware law, a party challenging the propriety of a decision of the directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. If the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against or derivative actions in our name to challenge (a) an act which is illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Furthermore, a Cayman Islands court may, on the application of shareholders holding not less than one fifth of our shares, appoint an inspector to examine into our affairs and to report thereon in such manner as the Cayman Islands court shall direct.

Any of our shareholders may also petition the Cayman Islands court which may make a winding up order if the Cayman Islands court is of the opinion that it is just and equitable that we should be wound up.

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. Our directors are subject to periodic retirement and re-election by shareholders in accordance with our articles of association, resulting in their retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation, or if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any retiring director is eligible for reappointment. The Chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Under this formula, assuming five directors continue to serve on the board of directors, one director will retire and be subject to re-election in each year beginning 2006, and until 2009, the term that each director serves before he is subject to retirement by rotation will vary from one year to four years. Under our articles of association, which director will retire at each annual general meeting will be determined as follows: (i) any director who wishes to retire and not offer himself for re-election, (ii) if no director wishes to retire, the director who has been longest in office since his last re-election or appointment, (iii) if two or more directors have served on the board the longest, then as agreed among the directors themselves or as determined by lot. Beginning in 2010, assuming that our board of directors consists of five directors, each director will serve a term of four years. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Compensation of Directors and Executive Officers

In the year ended December 31, 2005, the aggregate cash compensation that we paid to our executive officers was approximately $0.4 million. The aggregate share-based compensation that we paid to our executive officers was approximately $1.3 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

In the year ended December 31, 2005, the aggregate cash compensation that we paid to our directors was approximately $5,000. The aggregate share-based compensation that we paid to our directors was $43,100.

Share-Based Compensation Plans

Himax Technologies, Inc. 2005 Long-Term Incentive Plan

We adopted a long-term incentive plan in October 2005. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

Purpose of the Plan.    The purpose of the plan is to advance our interests and those of our shareholders by:

•	providing the opportunity for our employees, directors and service providers to develop a sense of proprietorship and personal involvement in our development and financial success and to devote their best efforts to our business; and

•	providing us with a means through which we may attract able individuals to become our employees or to serve as our directors or service providers and providing us a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain share ownership, thereby strengthening their concern for our welfare.

Type of Awards.    The plan provides for the grant of stock options and restricted share units.

Duration.    Generally, the plan will terminate five years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

Administration.    The plan is administered by the compensation committee of our board of directors or any other committee designated by our board to administer the plan. Committee members will be appointed from time to time by, and will serve at the discretion of, our board. The committee has full power and authority to interpret the terms and intent of the plan or any agreement or document in connection with the plan, determine eligibility for awards and adopt such rules, regulations, forms, instruments and guidelines for administering the plan. The committee may delegate its duties or powers.

Number of Authorized Shares.    We have authorized a maximum of 18,076,927 shares. As of the date of this prospectus, there were no stock options or restricted share units outstanding under the plan except as described under “—Restricted Share Units.”

Eligibility and Participation.    All of our employees, directors and service providers are eligible to participate in the plan. The committee may select from all eligible individuals those individuals to whom awards will be granted and will determine the nature of any and all terms permissible by law and the amount of each award.

Stock Options.    The committee may grant options to participants in such number, upon such terms and at any time as it determines. Each option grant will be evidenced by an award document that will specify the exercise price, the maximum duration of the option, the number of shares to which the option pertains, conditions upon which the option will become vested and exercisable and such other provisions which are not inconsistent with the plan.

The exercise price for each option will be:

•	based on 100% of the fair market value of the shares on the date of grant;

•	set at a premium to the fair market value of the shares on the day of grant; or

•	indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

The exercise price on the date of grant must be at least equal to 100% of the fair market value of the shares on the date of grant.

Each option will expire at such time as the committee determines at the time of its grant; however, no option will be exercisable later than the 10th anniversary of its grant date. Notwithstanding the foregoing, for options granted to participants outside the United States, the committee can set options that have terms greater than ten years.

Options will be exercisable at such times and be subject to such terms and conditions as the committee approves. A condition of the delivery of shares as to which an option will be exercised will be the payment of the exercise price. Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment, we will deliver to the participant evidence of book-entry shares or, upon his or her request, share certificates in an appropriate amount based on the number of shares purchased under the option(s). The committee may impose such restrictions on any shares acquired pursuant to the exercise of an option as it may deem advisable.

Each participant’s award document will set forth the extent to which he or she will have the right to exercise the options following termination of his or her employment or services.

We have not yet granted any stock options under the plan.

Restricted Share Units.    The committee may grant restricted share units to participants. Each grant will be evidenced by an award document that will specify the period(s) of restriction, the number of restricted share units granted and such other provisions as the committee determines.

Generally, restricted share units will become freely transferable after all conditions and restrictions applicable to such shares have been satisfied or lapse and restricted share units will be paid in cash, shares, or a combination, as determined by the committee.

The committee may impose such other conditions or restrictions on any restricted share units as it may deem advisable, including a requirement that participants pay a stipulated purchase price for each restricted share unit, restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting.

A participant will have no voting rights with respect to any restricted share units.

Each award document will set forth the extent to which the participant will have the right to retain restricted share units following termination of his or her employment or services.

We committed to pay a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of 990,220 RSUs on December 30, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

The following table summarizes, as of the date of this prospectus, the RSUs that we granted on December 30, 2005 to our directors and executive officers under our 2005 long-term incentive plan.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	56,057	33,634	22,423
Jordan Wu	62,517	37,510	25,007
Jung-Chun Lin	0	0	0
Dr. Chun-Yen Chang	10,000	2,500	7,500
Yuan-Chuan Horng	10,000	2,500	7,500
Chi-Chung Tsai	62,517	37,510	25,007
Max Chan	10,720	5,558	5,162
Baker Bai	36,825	22,095	14,730
John Chou	22,091	15,000	7,091

Dividend Equivalents.    Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the committee. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

Transferability of Awards.    Generally, awards cannot be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Adjustments in Authorized Shares.    In the event of any of the corporate events or transactions described in the plan, to avoid any unintended enlargement or dilution of benefits, the committee has the sole discretion to substitute or adjust the number and kind of shares that can be issued or otherwise delivered.

Forfeiture Events.    The committee may specify in an award document that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

If we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant will reimburse us the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

Amendment and Termination.    Subject to, and except as, provided in the plan, the committee has the sole discretion to alter, amend, modify, suspend, or terminate the plan and any award document in whole or in part. Amendments to the plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of December 31, 2005, by:

(1) each of our directors and executive officers;

(2) each person known to us to own beneficially more than 5.0% of our ordinary shares; and

(3) each other selling shareholder and selling shareholders as a group who each beneficially owns less than 1% of our outstanding shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering(1)(2)
	Number(3)%		Number	%	Number	%
Directors and Executive Officers:
Dr. Biing-Seng Wu(4)	32,163,744	17.66%	600,000	*	31,563,744	16.22%
Jordan Wu(5)	11,180,132	6.14%	300,000	*	10,880,132	5.59%
Jung-Chun Lin(6)	—	—	—	—	—	—
Dr. Chun-Yen Chang(7)	832,307	*	40,000	*	792,307	*
Yuan-Chuan Horng(8)	450,552	*	—	—	450,552	*
Chih-Chung Tsai(9)	3,025,781	1.66%	130,000	*	2,895,781	1.49%
Max Chan(10)	53,558	*	—	—	53,558	*
Baker Bai(11)	2,490,078	1.37%	224,484	*	2,265,594	1.16%
John Chou(12)	15,000	*	—	—	15,000	*

All Directors and Executive Officers as a Group	50,211,152	27.58%	1,294,484	*	48,916,668	25.13%

Principal Shareholders:
CMO(13)	24,822,529	13.63%	—	—	24,822,529	12.75%

Other Selling Shareholders:
Yuen Foong Yu Paper MFG, Co., Ltd.(14)	5,312,000	2.92%	1,500,000	*	3,812,000	1.96%
Yen-Chen Chen(15)	3,128,895	1.72%	140,000	*	2,988,895	1.54%
Tiger International Management Inc.(16)	2,412,384	1.32%	1,800,000	*	612,384	*
Yu-Hua Chen(17)	2,143,176	1.18%	2,143,176	1.18%	—	—
China Development Industrial Bank Inc.(18)	2,048,284	1.12%	1,000,000	*	1,048,284	*
All other selling shareholders as a group who each beneficially owns less than 1% of our outstanding shares	69,336,476	38.08%	31,560,587	17.33%	37,775,889	19.41%

Notes: *	less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. For purposes of this table, we have included (i) the number of ordinary shares representing the RSUs granted on December 30, 2005 as a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005 and (ii) the number of ordinary shares representing the vested portion of the additional grant of RSUs made on December 30, 2005. The number of ordinary shares representing the RSU grants is based on a resolution by the compensation committee of our board of directors approving such issuance.
(2)	Assumes that the underwriters do not exercise their over-allotment option.

(3)	Percentage of beneficial ownership is based on 182,088,880 ordinary shares outstanding as of December 31, 2005.
(4)	Includes 14,806,048 ordinary shares held by Chi-Duan Investment Co. Ltd. and 17,324,062 ordinary shares held by Sanfair Asia Investments Ltd., both of which are investment companies controlled by Dr. Biing-Seng Wu. The business address of Dr. Biing-Seng Wu is Himax Technologies, Inc., No. 605 Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China.
(5)	Includes 8,122,257 ordinary shares held by Arch Finance Ltd. and 3,020,365 ordinary shares held by Shu Chuan Investment Co., Ltd., both of which are investment companies controlled by Jordan Wu. The business address of Jordan Wu is Himax Technologies, Inc., No. 605 Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China.
(6)	The business address of Jung-Chun Lin is Chi Mei Optroelectronics Corp., No. 1, Chi-Yeh Road, Tainan Science-Based Industrial Park, Taiwan, Republic of China.
(7)	Includes 444,595 ordinary shares held by Dr. Chun-Yen Chang’s immediate family members. The business address of Dr. Chun-Yen Chang is 1001 University Avenue, Hsinchu, Taiwan, Republic of China.
(8)	The business address of Yuan-Chuan Horng is 1 Chung Kang Road, Hsiao Kang, Kaohsiung 81233, Taiwan, Republic of China.
(9)	Includes 318,066 ordinary shares held by Chih-Chung Tsai’s immediate family members. The business address of Chi-Chung Tsai is Himax Technologies, Inc., No. 605 Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China.
(10)	The business address of Max Chan is Himax Technologies, Inc., 8/F, No. 19, Section 1, Hang-Chou South Road, Taipei, Taiwan, Republic of China.
(11)	Includes 271,625 ordinary shares held by Baker Bai’s immediate family members. The business address of Baker Bai is Himax Technologies, Inc., No. 605 Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China.
(12)	The business address of John Chou is Himax Technologies, Inc., No. 605 Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China.
(13)	The ordinary shares beneficially owned by CMO are held by Leadtek Global Group Limited, a wholly owned subsidiary of CMO; CMO’s board of directors has voting or investment control over these ordinary shares through its control of Leadtek Global Group Limited.
(14)	Yuen Foong Yu Paper MFG, Co., Ltd. is a public company incorporated and listed in Taiwan. The address for Yuen Foong Yu Paper MFG, Co., Ltd. is No.14, Jioutang Road, Dashu Township, Kaohsiung County 840, Taiwan, Republic of China.
(15)	Includes 1,234,073 ordinary shares held by Yen-Chen Chen’s immediate family members. The address for Yen-Chen Chen is No.6, Alley 20, Lane 182 Wenxian 1st Road, Tainan City 704, Taiwan, Republic of China.
(16)	Tiger International Management Inc. is a company incorporated in the British Virgin Islands. The address for Tiger International Management Inc. is 12F-4, No.333, Mingyuan 2nd Road, Cianjhen District, Kaohsiung City 806, Taiwan, Republic of China.
(17)	The address for Yu-Hua Chen is 7F-1, No.72-8, Lane 531, Sec. 1, Guangfu Road, Hsinchu City 300, Taiwan, Republic of China.
(18)	China Development Industrial Bank Inc. is a public company incorporated and listed in Taiwan. The address for China Development Industrial Ltd. is No. 125, Sec. 5, Nanjing E. Road, Songshan District, Taipei City 105, Taiwan, Republic of China.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CORPORATE HISTORY AND RELATED PARTY TRANSACTIONS

Corporate History

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the Republic of China. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Companies Law Cap. 22 of the Cayman Islands, or the Companies Law, as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. Acquisition of our ordinary shares by non-ROC shareholders of Himax Taiwan is not subject to the approval of the ROC Investment Commission.

Pursuant to the approval letters from the ROC Investment Commission, we and Himax Taiwan have to satisfy certain documentation requirements in order to evidence the completion of the share exchange, some of which have yet to be completed as of the date of this prospectus. On November 24, 2005, Himax Taiwan submitted to the ROC Investment Commission (1) the status report confirming the completion of the share exchange, (2) the shareholders’ notice setting the record date of the share exchange and (3) the shareholders register maintained by our registrar. In addition, on December 5, 2005, Himax Taiwan submitted to the ROC Investment Commission its latest corporate registration card issued by the ROC Ministry of Economic Affairs. The ROC Investment Commission is in the process of reviewing these documents and may request Himax Taiwan to provide further documents to satisfy the documentation requirement. We do not anticipate any difficulties in providing the required documentation to the ROC Investment Commission and expect that any further required documents (if any) will be submitted on a timely basis in satisfaction of our obligations under the relevant approval letter.

The common shares of Himax Taiwan were traded on the Emerging Stock Board from December 26, 2003 to August 10, 2005, under the stock code “3222.” Himax Taiwan’s common shares were delisted from the Emerging Stock Board on August 11, 2005. As a result of our recent reorganization, Himax Taiwan is no longer a public company, and its common shares are no longer listed or traded on any trading markets.

On September 26, 2005, we changed our name to “Himax Technologies, Inc.,” and on October 17, 2005 Himax Taiwan changed its name to “Himax Technologies Limited” upon the approval of shareholders of both companies and amendments to the respective constitutive documents. We effected the name exchange in order to maintain continuity of operations and marketing under the trade name “Himax Technologies, Inc.,” which had been previously used by Himax Taiwan.

Relationship with Chi Mei Optoelectronics Corp.

We have a close relationship with CMO, a leading TFT-LCD panel manufacturer based in Taiwan which is listed on the Taiwan Stock Exchange. CMO’s primary focus is the manufacturing of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were employees of CMO prior to the establishment of Himax Taiwan. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation and remains one of our largest shareholders (with 13.6% of our outstanding shares as of December 31, 2005). CMO has also been our largest customer since our inception. As of December 31, 2005, sales to CMO (together with its affiliates) accounted for 58.9% of our revenues. Certain of our directors also hold key management positions at CMO. Jung-Chun Lin, our director, holds the positions of director, vice president, chief financial officer and chief accounting officer at CMO. Dr. Biing-Seng Wu, our chairman, is also a director, executive vice president and chief technology officer of CMO. We also have entered into various transactions with CMO as further described below.

CMO has acquired our shares through various transactions. In June 2001, CMO acquired (1) 4,375,000 shares in connection with its capital injection of NT$43,750,000, which is the equivalent of NT$10 per share, or the par value of Himax Taiwan’s common shares and (2) 247,000 shares, 986,000 shares and 1,267,000 shares in June 2001, November 2001 and January 2002, respectively, as consideration for 14 patents transferred to Himax Taiwan. In October 2003, CMO acquired 5,258,420 shares in connection with its capital injection of NT$131,460,500, which is the equivalent of NT$25 per share. In July 2002, September 2003 and September 2004, CMO acquired 2,750,000 shares, 2,082,753 shares and 7,856,356 shares, respectively, either as a result of stock splits or stock splits effected in the form of dividends.

Related Party Transactions

CMO and Related Companies

CMO

We sell display drivers to CMO. We generated net sales to CMO in the amount of $100.1 million in 2003, $189.1 million in 2004 and $317.0 million in 2005, and our receivables from these sales were $22.5 million as of December 31, 2003, $38.6 million as of December 31, 2004 and $67.4 million in 2005.

In 2003, we entered into a construction contract for an LCOS factory with CMO. The contract price amounted to $1.2 million. CMO also offered technology management services for setting out the layout of the LCOS factory and the related payment amounted to $0.3 million. As of December 31, 2003, these related payables were paid in full.

We lease office space and equipment from CMO. Rent and utility expenses paid to CMO amounted to $0.4 million in 2003, $0.6 million in 2004 and $0.6 million in 2005.

CMO and we entered into an LCOS development contract with the Industrial Development Bureau of the Ministry of Economic Affairs, or IDB, pursuant to which IDB provided a government grant of up to $0.3 million to be shared between CMO and us and a government loan of up to $0.3 million to be used by CMO and us. Under the contract, we are required to pay IDB an amount equal to 2% of sales of products manufactured from technology developed under the development contract up to a maximum amount of 30% of such government loan within three years commencing from the sales of such products.

Himax Display also provides liquid crystal injection services to CMO. Himax Display generated net sales of approximately $45,000 in 2005 from CMO in connection with these services. In 2003, 2004 and 2005, Himax Display purchased empty cells and liquid crystal from CMO which were used for Himax Display’s liquid crystal injection services, in an amount of $26,000, $176,000 and $703,000, respectively.

In February 2006, our board approved a donation of approximately $150,000 to Chi Mei Culture Foundation, a non-profit organization affiliated with CMO, which is dedicated to the promotion of the arts and culture in Taiwan.

International Display Technology Co., Ltd.

International Display Technology Co., Ltd., or IDTech, an affiliate of our company, is a privately held company 100% owned by CMO. Incorporated in Japan with its headquarters based in Yasu, Japan, IDTech historically has developed and manufactured large-sized, high-resolution TFT-LCD panels and currently markets TFT-LCD panels for CMO. We sell display drivers to IDTech. We generated net sales to IDTech in the amount of $2.7 million in 2003, $0.8 million in 2004 and $0.3 million in 2005, and our receivables from these sales were $0.4 million as of December 31, 2003. We had no receivables from these sales as of December 31, 2004 and 2005.

Chi Mei Corporation

Chi Mei Corporation, or CMC, is a privately held company incorporated in Taiwan and is the largest shareholder of CMO. CMC manufactures various products, including acrylonitrile butadiene styrene resins. We purchased desktop monitors from CMC in the amount of $65,000 and $48,000 in 2004 and 2005, respectively.

Chi Lin Technology Co., Ltd.

We sell display drivers to Chi Lin Technology Co., Ltd., or Chi Lin Tech, a company controlled by CMC. Chi Lin Tech, a publicly held Taiwanese company headquartered in Tainan, Taiwan, is engaged in the business of, among other things, the sale of LCD-related parts and the repair and maintenance of TFT-LCD panels. We generated net sales to Chi Lin Tech in the amount of $0.3 million and $2.8 million in 2004 and 2005, respectively, and our receivables from these sales was $0.2 million and $1.2 million as of December 31, 2004 and December 31, 2005, respectively. We did not generate net sales to Chi Lin Tech prior to 2004. We purchased miscellaneous items used for research and development from Chi Lin Tech in the amount of $47,000 and $3,060 in 2004 and 2005, respectively and packaging material from Chi Lin Tech in the amount of $31,000 in 2005.

Other Related Company

Jemitek Electronics Corp.

Our chief executive officer is on the board of directors of Jemitek Electronics Corp., or JEC, to whom we sell display drivers. JEC, a privately held Taiwanese company headquartered in Taipei, Taiwan, designs and assembles small-and medium-sized LCD panels for mobile phones and digital media players. We also own a 4.9% equity interest in JEC and CMO owns a 8.2% equity interest in JEC. We generated net sales to JEC in the amount of $0.6 million and $1.6 million in 2004 and 2005, respectively, and our receivables from these sales were $0.5 million and $0.1 million as of December 31, 2004 and 2005, respectively. We did not generate net sales from JEC prior to 2004.

DESCRIPTION OF SHARE CAPITAL

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0001 per share, and there are 182,088,880 ordinary shares issued and outstanding, fully paid or credited as fully paid.

We were incorporated in the Cayman Islands on April 26, 2005 as an exempted company with limited liability under the Companies Law of the Cayman Islands and subsequently changed our name to Himax Technologies, Inc. on September 26, 2005. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law of the Cayman Islands, including filing of annual returns of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our memorandum and articles of association authorize the issuance of up to 500,000,000 ordinary shares, par value $0.0001 per share. The following summarizes the terms and provisions of our share capital upon the completion of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our memorandum and articles of association, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

The holders of ADSs will be able to exercise their rights with respect to the ordinary shares underlying the ADSs only in accordance with the provisions of the deposit agreement. See “Description of American Depositary Shares” for more information.

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to each director and our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

Two shareholders present in person or by proxy that represent not less than one-third in nominal value of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business.

However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and the company has made no provisions in its articles of association to allow cumulative voting for such elections.

See “Description of American Depositary Shares—Voting Rights” for a summary of voting rights and procedures applicable to holders of ADSs.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or ordered by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law of the Cayman Islands, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other property upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations to our memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law of the Cayman Islands:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law of the Cayman Islands, and may by such resolution determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law of the Cayman Islands, reduce our share capital or any capital redemption reserve or other distributable reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq National Market or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer lodged with us is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq National Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the Nasdaq National Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law of the Cayman Islands and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law of the Cayman Islands, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law of the Cayman Islands, our board of directors may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law of the Cayman Islands.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

(1)	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months or such shorter period referred to in paragraph (3) below;

(2)	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(3)	we have, if so required by the relevant listing rules of the Nasdaq National Market or of any recognized stock exchange, on which our securities are listed, caused an advertisement to be published in newspapers in the manner stipulated by our articles of association, giving notice of our intention to sell these shares, and a period of three months or such shorter period as may be allowed by the Nasdaq National Market or by any recognised stock exchange on which our securities are listed has elapsed since such advertisement and the Nasdaq National Market and/or any other recognized stock exchange on which our securities are listed has or have been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware).

Cayman Islands	Delaware
Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•        a duty to act in good faith in the best interests of the company;

•        a duty not to personally profit from opportunities that arise from the office of director;

•        a duty to avoid conflicts of interest; and

•        a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law of the Cayman Islands imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law of the Cayman Islands contains provisions which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if such individual knowingly commits the default or knowingly and wilfully authorizes or permits the default.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Cayman Islands	Delaware
Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman Islands company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction. Our articles of association contain provisions that require our directors to disclose their interests in transactions.

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law of the Cayman Islands. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Cayman Islands	Delaware
Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands	Delaware
Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting or proposing to act illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq National Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association. Our amended and restated articles of association allow our shareholders and the public to inspect our register of shareholders. In addition, we will provide our shareholders with annual financial statements.

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Cayman Islands	Delaware
Shareholder Proposals

The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association but they are not provided in our articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association. See “Description of Share Capital—Meetings” for a summary of the proceedings of our shareholder meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

The Companies Law of the Cayman Islands does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

Delaware law permits, but does not require, corporations to have a staggered board of directors.

Issuance of Preferred Shares

The Companies Law of the Cayman Islands allows shares to be issued with preferred, deferred or other special rights, whether in regard to dividend, voting, return of share capital or otherwise. The constitutional documents of a Cayman Islands company may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred shares.

Delaware law allows shares to be issued with preferred, deferred or other special rights, whether in regard to dividend, voting, return of share capital or otherwise. The constitutional documents of a Delaware corporation may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred shares.

Anti-Takeover Provisions

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

Delaware law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

Board of Directors

We are managed by our board of directors. Our articles of association provide that the number of our directors may be increased or decreased by ordinary resolution passed at general meeting provided that the number of directors shall never be less than two. Initially we have set our board of directors to have five directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, although this may be less than the number fixed by or stipulated under our articles of association as the quorum. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any of our directors.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Our directors may determine remuneration to be paid to the directors. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

Committees of Board of Directors

Pursuant to our articles of association, our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Issuance of Additional Ordinary Shares or Preferred Shares

Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association provide for the authorization of preference shares. The preference shares may be issued from time to time at the discretion of the board of directors without shareholder approval, subject to the Companies Law of the Cayman Islands, our articles of association and where applicable, the rules of any recognized stock exchange on which our shares are listed. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our memorandum and articles of association and the Companies Law of the Cayman Islands. We have no immediate plans to issue any preference shares. The issuance of any of our preference shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue preference shares with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These preference shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles of association allow our shareholders and the public to inspect our register of shareholders. In addition, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS also will represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Center, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held indirectly and electronically in book-entry form through The Depository Trust Company through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of the company in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us or by the selling shareholders named in this prospectus in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instruction provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s Corporate Trust Office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADRs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares.

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

If the depositary does not timely receive voting instructions from you, the depositary has agreed to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give such person a discretionary proxy in such circumstances to vote on all questions to be voted upon unless we inform the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we are aware that substantial shareholder opposition exists against the outcome for which our designee would vote; or

•	the outcome for which our designee would vote would materially and adversely affect shareholder rights.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your ordinary shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, stock dividends, stock splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to $0.02 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•	taxes and other governmental charges incurred by the depositary or the custodian on any ADR or share underlying an ADR, including any applicable interest and penalties thereon, and any stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law; any distribution on the shares that is not distributed to you; and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but is not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	shall not incur any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and

•	the depositary and any of its agents shall not incur any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the ordinary shares to be deposited, assigns all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, will not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	indicates the depositary as owner of such shares in its records;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Our ordinary shares are not listed on any stock exchange, including in Taiwan. While our ADSs have been approved for quotation on the Nasdaq National Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. As described below, we have agreed not to facilitate, and Deutsche Bank Trust Company Americas, as depositary, has agreed not to effect, any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus. Moreover, certain of our shareholders have agreed to contractual lock-up agreements limiting their sale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of 194,650,633 ordinary shares outstanding (based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option). Of these shares, the 52,000,000 ordinary shares underlying the ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. We have agreed not to facilitate, and Deutsche Bank Trust Company Americas, as depositary, has agreed not to effect, any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus. See “Underwriters” for more detailed information. Therefore, 68,911,436 ordinary shares outstanding immediately after this offering, representing 35.4% of the total outstanding shares immediately after the offering, held by existing shareholders who are not our “affiliates” as that term is defined in Rule 144 under the Securities Act, may be freely tradeable without restriction under the Securities Act, 181 days after the date of this prospectus. The remaining 73,739,197 ordinary shares outstanding immediately after this offering will become available for resale in the public market 361 days after the date of this prospectus upon the expiration of the lock-up agreements between CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai, John Chou and the underwriters, subject to restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Lock-Up Agreements

We have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. Each of CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai and John Chou has agreed to similar restrictions for a period of 360 days after the date of this prospectus. After the expiration of the 360-day period, the ordinary shares or ADSs held by these persons may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed not to facilitate, and Deutsche Bank Trust Company Americas, as depositary, has agreed not to effect, any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus. See “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,946,506 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Davis Polk & Wardwell, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

(a) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations;

(b) the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from May 3, 2005.

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of our ordinary shares or ADSs to the U.S. Holders described herein, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only to U.S. Holders that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal tax purposes: (1) a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder of ADSs will be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Distributions

Distributions received by U.S. Holders with respect to the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. We do not expect to maintain records of earnings and profits in accordance with U.S. federal income tax principles. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%, provided the ADSs are traded on the Nasdaq National Market, which is expected to be the case. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Sale and Other Disposition of Ordinary Shares or ADSs

A U.S. Holder will generally recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of ordinary shares or ADSs, which will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the ordinary shares or ADSs.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2005 and do not expect to become one in the current taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the assumed initial public offering price of the ADSs and the expected price of the ADSs following the offering. Our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and, accordingly, there can be no assurance that we will not be considered a PFIC for our current or any future taxable year.

In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ordinary share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, certain adverse U.S. federal income tax rules would apply on a disposition (including a pledge) of ordinary shares or ADSs by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of ordinary shares or ADSs in excess of 125% of the average of the annual distributions on ordinary shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley Services Limited, Level 38, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia is acting as representative, have agreed to purchase, severally, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley Services Limited	36,400,000
Credit Suisse Securities (USA) Inc.	6,240,000
Banc of America Securities LLC	2,600,000
Piper Jaffray & Co.	2,600,000
ABN AMRO Bank N.V. and N M Rothschild & Sons Limited	2,080,000
HSBC Securities (USA) Inc.	2,080,000

Total	52,000,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley Services Limited will offer ADSs in the United States through its registered broker dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.29 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 7,800,000 ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be approximately $538.2 million, the total underwriting discounts and commissions would be approximately $26.9 million, the total proceeds to us (before expenses) would be approximately $174.0 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table sets forth the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
Underwriting Discounts and Commissions to be Paid By	No Exercise	Full Exercise	No Exercise	Full Exercise
Himax Technologies, Inc.	$0.45	$0.45	$5,652,789	$9,162,789
Selling shareholders	$0.45	$0.45	$17,747,211	$17,747,211

The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representative and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. Total offering expenses for the offering, in addition to the underwriting discounts and commissions, are approximately $4.0 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing the ADSs. The underwriters have agreed to reimburse us for, or pay on our behalf, certain expenses in connection with this offering.

Compal Electronics, Inc., or Compal, an affiliate of Toppoly Optoelectronics Corp., one of our current customers, has expressed its intention to purchase the equivalent of $20.0 million of ADSs at the initial public offering price in the offering, and the underwriters intend to allocate such ADSs to it. If such ADSs are allocated to Compal, it has agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of the ADSs acquired in this offering or securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We have applied to have the ADSs listed on the Nasdaq National Market under the symbol “HIMX.”

Himax Technologies, Inc. has agreed that, without the prior written consent of Morgan Stanley Services Limited on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters in this offering;

•	the issuance by us of ordinary shares issuable upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; and

•	the issuance by us of ordinary shares in connection with any vested RSUs awarded under our 2005 long-term incentive plan.

Each of CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai and John Chou has agreed that, without the prior written consent of Morgan Stanley Services Limited on behalf of the underwriters, it will not, during the period ending 360 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of ordinary shares or ADSs, including to immediate family members, trusts, partners, members or controlled affiliates.

In addition, we have agreed not to facilitate any conversion or exchange of our ordinary shares into ADSs for 180 days after the date of this prospectus without prior written consent of Morgan Stanley Services Limited. Pursuant to the deposit agreement, Deutsche Bank Trust Company Americas has agreed not to accept any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus without prior written consent of Morgan Stanley Services Limited.

Each of CMO, Jordan Wu, Dr. Biing-Seng Wu, Jung-Chun Lin, Chun-Yen Chang, Yuan-Chuan Horng, Chih-Chung Tsai, Max Chan, Baker Bai and John Chou has agreed that, without the prior written consent of Morgan Stanley Services Limited on behalf of the underwriters, it will not, during the period ending 360 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

The initial public offering price is determined by negotiations between us and the representative of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

“United States Person or Canadian Person” means any national or resident of the United States or Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States Person or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

Canada.    Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore.    This prospectus or any other offering material relating to our ADSs has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) it has not circulated or distributed, and it will not circulate or distribute this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Republic of China.    Our ADSs may not be offered or sold, directly or indirectly, in the Republic of China.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    Each underwriter will be deemed to have represented and agreed that it has not and will not circulate or distribute this prospectus in the PRC and it has not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) the Cayman Islands have a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in Taiwan, and substantially all of our assets are located in Taiwan. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Baker & McKenzie, our counsel as to ROC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Taiwan, respectively, would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Baker & McKenzie has advised us further that any final judgment obtained against us, our directors or officers, or Himax Taiwan in any court other than the courts of the ROC in respect of any legal suit or proceeding will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment and the court procedure resulting in the judgment were not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment and (i) we or such persons were duly served within a reasonable time in the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction or (ii) process was served on us or such persons with judicial assistance of the ROC; and

•	judgments of the courts of the ROC would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of such judgment denominated in a currency other than NT dollars.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates.

Type of Expenses	Amount
SEC registration fee	$57,587
Nasdaq National Market listing fee	150,000
National Association of Securities Dealers, Inc. filing fee	54,320
Printing and engraving expenses	250,000
Legal fees and expenses	1,250,000
Accounting fees and expenses	1,200,000
Miscellaneous	1,000,000

Total	$3,961,907

The underwriters have agreed to reimburse us for, or pay on our behalf, expenses in connection with this offering.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to United States Federal and New York law will be passed upon for us by Davis Polk & Wardwell. Certain legal matters as to United States Federal and New York law will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to ROC law will be passed upon for us by Baker & McKenzie and for the underwriters by Lee & Li. Davis Polk & Wardwell may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands’ law and Baker & McKenzie with respect to matters governed by ROC law. Shearman & Sterling LLP may rely upon Lee & Li with respect to matters governed by ROC law.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 included in this prospectus have been audited by KPMG Certified Public Accountants, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of KPMG Certified Public Accountants given on their authority as experts in accounting and auditing.

The offices of KPMG Certified Public Accountants are located at 6th Floor, 156 Min Sheng East Road, Section 3, Taipei, Taiwan, Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 has also been filed with the SEC to register the ADSs as evidenced by the ADRs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file annual reports on Form 20-F and to submit other reports and information under cover of Form 6-K, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may be obtained over the Internet at the SEC’s website at www.sec.gov. Our SEC filings, including this registration statement and other information may, also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, in this prospectus,

•	the terms “we,” “us,” “our company,” “our,” and “Himax” refer to Himax Technologies, Inc., its predecessor entities and subsidiaries;

•	the term “Himax Taiwan” refers to Himax Technologies Limited, our wholly owned subsidiary in Taiwan and our predecessor;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“RSUs” refers to restricted share units;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ROC” or “Taiwan” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

•	“PRC” or “China” for purposes of this prospectus refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“LTPS” refers to low temperature poly silicon;

•	“OLED” refers to organic light-emitting diode;

•	“LCOS” refers to liquid crystal on silicon;

•	“TFT-LCD” refers to amorphous silicon thin film transistor liquid crystal display, or “a-Si TFT-LCD;”

•	“semiconductor manufacturing service providers” refers to third-party wafer fabrication foundries, gold bumping houses and assembly and testing houses;

•	“processed tape” refers to polyimide tape plated with copper foil that has a circuit formed within it, which is used in tape automated bonding packaging;

•	“large-sized panels” refers to panels that are typically ten inches and above in diagonal measurement;

•	“small- and medium-sized panels” refers to panels that are typically less than ten inches in diagonal measurement;

•	“SIBOR” refers to Singapore Interbank Offered Rate;

•	information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase up to 7,800,000 additional ADSs;

•	all references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the legal currency of the ROC; and

•	all references to “dollars,” “U.S. dollars,” and “$” are to the legal currency of the United States.

Solely for your convenience, this prospectus contains translations of certain NT dollar amounts into U.S. dollar amounts at specified rates. Except as discussed in the next two sentences, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this prospectus were made at a rate of NT$32.80 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On March 30, 2006, the noon buying rate was NT$32.49 to $1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

HIMAX TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Islands Company) and subsidiaries, as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)

February 21, 2006

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2005

(in thousands of US dollars)

	December 31,
	2004	2005
Assets
Current assets:
Cash	$5,577	7,086
Marketable securities available-for-sale	7,840	3,989
Restricted cash equivalents and marketable securities	329	14,053
Accounts receivable, less allowance for sales returns and discounts of $240 and $181 at December 31, 2004 and 2005, respectively	26,860	80,158
Accounts receivable from related parties	39,285	69,688
Inventories	54,092	105,004
Deferred income taxes	5,731	8,965
Prepaid expenses and other current assets	4,700	11,113

Total current assets	144,414	300,056

Property and equipment, net	10,990	24,426
Deferred income taxes	17	151
Intangible assets, net	109	81
Investments in non-marketable securities	1,942	1,813
Refundable deposits	298	712

	13,356	27,183

Total assets	$157,770	327,239

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets—continued

December 31, 2004 and 2005

(in thousands of US dollars, except share and per share data)

	December 31,
	2004	2005
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	$—	27,274
Current portion of long-term debt	178	89
Accounts payable	38,649	105,801
Income tax payable	2,773	13,625
Accrued share-based compensation expenses	4,331	—
Other accrued expenses and other current liabilities	6,226	13,995

Total current liabilities	52,157	160,784
Long-term debt, less current portion	89	—

Total liabilities	52,246	160,784

Minority interest	664	624

Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized; 180,769,265 and 182,088,880 shares issued and outstanding at December 31, 2004 and 2005, respectively	18	18
Additional paid-in capital	85,508	98,450
Accumulated other comprehensive income	7	36
Retained earnings:
Legal reserve	2,180	2,180
Unappropriated earnings	17,147	65,147

Total stockholders’ equity	104,860	165,831

Commitments and contingencies
Total liabilities and stockholders’ equity	$157,770	327,239

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2003, 2004 and 2005

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2003	2004	2005
Revenues
Revenues from third parties, net	$29,050	109,514	217,420
Revenues from related parties, net	102,793	190,759	322,784

	131,843	300,273	540,204

Costs and expenses:
Cost of revenues	100,102	235,973	419,380
Research and development	21,077	24,021	41,278
General and administrative	4,614	4,654	6,784
Sales and marketing	2,669	2,742	4,762

Total costs and expenses	128,462	267,390	472,204

Operating income	3,381	32,883	68,000

Non operating income (loss):
Interest income	17	72	580
Gain on sale of marketable securities, net	123	401	105
Other than temporary impairment loss on investments in non-marketable securities	—	—	(129)
Foreign exchange gains (losses), net	(759)	847	1,808
Interest expense	(1)	(6)	(125)
Other income, net	1	5	19

	(619)	1,319	2,258

Income before income taxes and minority interest	2,762	34,202	70,258
Income tax (benefit) expense	3,343	(1,771)	8,923

Income (loss) before minority interest	(581)	35,973	61,335
Minority interest net of tax	—	27	223

Net income (loss)	$(581)	36,000	61,558

Basic earnings (loss) per ordinary share	$(0.00)	0.21	0.35

Diluted earnings (loss) per ordinary share	$(0.00)	0.21	0.34

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2003, 2004 and 2005

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2003	2004	2005
Net income (loss)	$(581)	36,000	61,558
Other comprehensive income (loss):
Unrealized gains on securities, not subject to tax:
Unrealized holding gains on available-for-sale marketable securities arising during the period	181	334	129
Reclassification adjustment for realized gains included in net income (loss)	(123)	(401)	(105)
Foreign currency translation adjustments, net of tax of $3	—	—	5

Comprehensive income (loss)	$(523)	35,933	61,587

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2003, 2004 and 2005

(in thousands of US dollars and shares)

	Shares	Ordinary share		Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings		Total
		Amount	Additional paid-in capital			Legal reserve	Unappropriated earnings (accumulated deficit)
Balance at January 1, 2003	108,229	$11	17,246	(358)	16	49	484	17,448
Issuance of ordinary share for cash	58,523	6	29,504	—	—	—	—	29,510
Appropriation of legal reserve	—	—	—	—	—	462	(462)	—
Stock split effected in the form of a stock dividend	—	—	3,974	—	—	—	(3,974)	—
Issuance of ordinary shares as employee bonus	3,490	—	3,997	—	—	—	—	3,997
Purchase of treasury stock	(2,629)	—	—	(558)	—	—	—	(558)
Treasury stock issued to employees	5,572	—	363	916	—	—	—	1,279
Share-based compensation expenses	—	—	1,136	—	—	—	—	1,136
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	58	—	—	58
Net loss	—	—	—	—	—	—	(581)	(581)

Balance at December 31, 2003	173,185	17	56,220	—	74	511	(4,533)	52,289
Appropriation of legal reserve	—	—	—	—	—	1,669	(1,669)	—
Stock split effected in the form of a stock dividend	—	—	12,651	—	—	—	(12,651)	—
Issuance of ordinary shares as employee bonus	7,584	1	14,829	—	—	—	—	14,830
Share-based compensation expenses	—	—	1,696	—	—	—	—	1,696
Dilution gain from issuance of new subsidiary shares	—	—	112	—	—	—	—	112
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	(67)	—	—	(67)
Net income	—	—	—	—	—	—	36,000	36,000

Balance at December 31, 2004	180,769	18	85,508	—	7	2,180	17,147	104,860
Declaration of special cash dividends	—	—	—	—	—	—	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	—	8,536	—	—	—	—	8,536
Share-based compensation expenses	330	—	4,184	—	—	—	—	4,184
Dilution gain from issuance of new subsidiary shares	—	—	222	—	—	—	—	222
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	24	—	—	24
Foreign currency translation adjustments	—	—	—	—	5	—	—	5
Net income	—	—	—	—	—	—	61,558	61,558

Balance at December 31, 2005	182,089	$18	98,450	—	36	2,180	65,147	165,831

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(in thousands of US dollars)

	Year Ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$(581)	36,000	61,558
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,238	2,761	3,613
Share-based compensation expenses	15,966	5,837	8,613
Minority interest, net of tax	—	(27)	(223)
Loss on disposal of property and equipment	—	69	—
Gain on sales of subsidiary shares	—	—	(19)
Gain on sale of marketable securities, net	(123)	(401)	(105)
Impairment loss on investments in non-marketable securities	—	—	129
Deferred income taxes	(37)	(4,986)	(3,371)
Changes in operating assets and liabilities:
Accounts receivable	(6,225)	(14,317)	(53,297)
Accounts receivable from related parties	(22,717)	(16,392)	(30,403)
Inventories	(9,032)	(33,004)	(50,912)
Prepaid expenses and other current assets	(960)	(3,296)	(6,413)
Accounts payable	17,098	15,748	67,152
Income tax payable	2,487	(761)	10,852
Other accrued expenses and other current liabilities	1,293	4,081	5,290

Net cash provided by (used in) operating activities	(1,593)	(8,688)	12,464

Cash flows from investing activities:
Purchase of land, property and equipment	(5,026)	(8,046)	(14,733)
Purchase of intangible assets	(140)	—	—
Purchase of available-for-sale marketable securities	(47,044)	(47,163)	(38,048)
Sales and maturities of available-for-sale marketable securities	25,180	66,312	42,028
Purchase of investments in non-marketable securities	(1,813)	—	—
Proceeds from sale of subsidiary shares by Himax Technologies Limited	—	—	51
Purchase of subsidiary shares from minority interest	—	—	(523)
Increase in refundable deposits	(77)	(137)	(414)
Release (pledge) of restricted cash equivalents and marketable securities	5	35	(13,724)

Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows—continued

Years ended December 31, 2003, 2004 and 2005

(in thousands of US dollars)

	Year Ended December 31,
	2003	2004	2005
Cash flows from financing activities:
Distribution of special cash dividends	$—	—	(13,558)
Proceeds from issuance of ordinary shares	29,510	—	—
Proceeds from issuance of new shares by subsidiaries	—	803	866
Purchase of treasury stock	(558)	—	—
Proceeds from issuance of treasury stock to employees	1,279	—	—
Proceeds from borrowing of short-term debt	—	—	27,274
Proceeds from borrowing of long-term debt	110	—	—
Repayment of long-term debt	—	(68)	(178)

Net cash provided by financing activities	30,341	735	14,404

Effect of exchange rate changes on cash	—	—	4

Net increase (decrease) in cash	(167)	3,048	1,509
Cash at beginning of period	2,696	2,529	5,577

Cash at end of period	$2,529	5,577	7,086

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1	6	125

Income taxes	$920	3,867	1,130

Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress	$(40)	(71)	(2,285)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005

Note 1.    Background, Principal Activities and Basis of Presentation

Background

Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001. On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law. Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio. The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange. Many of these undertakings are prospective, on-going obligations and have yet to be satisfied to date. Refer to Note 21 (j) for further details. Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays through Himax Taiwan and its subsidiaries. The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and LCD TVs and display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handset, personal digital assistants, mobile gaming devices, digital cameras and camcorders. The Company has expanded its product offering to include other semiconductors for digital TVs such as video processors and tuners, as well as liquid crystal on silicon (LCOS) products. The Company’s customers are TFT-LCD panel manufacturers, mobile device module manufacturers and TV manufacturers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if the Company had been in existence for all periods presented. As a result of the above-mentioned share exchange, all of the outstanding ordinary shares of Himax Technologies, Inc. are owned by former shareholders of Himax Taiwan. This transaction is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting the consolidated financial statements of the Company, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included at their historical amounts for all periods presented.

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 2.    Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Himax Technologies, Inc., Himax Taiwan and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property, equipment and intangible assets, valuation allowances for receivables and deferred income tax assets, inventory realizable values, potential impairment of marketable securities and other equity investments, valuation of derivative financial instruments and share-based compensation, and valuation of assets and obligations related to employee retirement benefits. Actual results could differ from those estimates.

(c) Stock Split and Stock Dividends

On July 18, 2002, Himax Taiwan’s stockholders approved a stock split pursuant to which it issued 17,468,400 shares of common stock to the then holders of its outstanding shares of common stock.

On June 27, 2003, Himax Taiwan’s stockholders approved stock dividends at par value per share of NT$2.16 pursuant to which it issued 13,517,773 shares of common stock to the then holders of its outstanding shares of common stock.

On September 30, 2004, Himax Taiwan’s stockholders approved stock dividends at par value per share of NT$3.63 and a stock split, pursuant to which it issued 42,976,372 shares and 11,837,166 shares of common stock to the then holders of its outstanding shares of common stock.

These transactions resulted in increases of 39.75%, 21.64% and 46.31% of the then outstanding common shares for 2002, 2003 and 2004, respectively, which are accounted for as either stock split or a stock split effected in the form of a dividend. However, retained earnings were charged for the stock splits effected in the form of a dividend to comply with Taiwanese legal requirements. All references in the consolidated financial statements and notes to the number of shares outstanding, per share amounts and stock option data of the Company’s common stock have been retroactively adjusted to reflect the effect of these stock splits for all periods presented.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2004. As of December 31, 2005, the Company had $13,600 thousand of cash equivalents consisting of U.S. dollar denominated time deposits with an original maturity of two months, which had been pledged as collateral on short-term debt and is recorded as restricted cash equivalents on the consolidated balance sheets.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(e) Marketable Securities

As of December 31, 2004 and 2005, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value with changes in fair value, net of related taxes, excluded from earnings and reported in other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

At December 31, 2004 and 2005, the Company had $329 thousand and $453 thousand, respectively, of restricted marketable securities, consisting of time deposits with an original maturity of more than three months, which had been pledged as collateral for long-term debt or custom duty.

(f) Inventories

Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test, and are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads. The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect the Company’s operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, the Company may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on the Company’s operating income.

(g) Investments in Non-Marketable Securities

Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value. The resulting impairment loss is charged to earnings at that time. To determine whether an impairment is other-than-temporary, the Company primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

(h) Property and Equipment

Property and equipment consists primarily of land purchased in August 2005 in connection with the construction of the Company’s new headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on machinery and equipment commences when

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets, generally three to six years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over estimated useful lives ranging from two to four years. Depreciation of buildings has not commenced as the headquarters is under construction and not yet ready for its intended use.

(i) Intangible Assets

The Company’s acquired technology is recorded at acquisition cost and amortized over its estimated useful life of five years on a straight-line basis.

(j) Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities and are reported at fair value at each balance sheet date. As none of the derivative financial instruments qualify for hedge accounting, changes in the fair value of derivative financial instruments are recognized in earnings and are included in other income (expense) in the accompanying consolidated statements of operations.

(k) Impairment of Long-Lived Assets

The Company’s long-lived assets, which consist of property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds such estimated cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. The Company generally determines fair value based on the estimated discounted future cash flows expected to be generated by the asset.

(l) Revenue Recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For all sales, the Company uses a binding purchase order as evidence of an arrangement. The Company considers delivery to occur upon shipment provided title and risk of loss has passed to the customer based on the shipping terms, which is generally when the product is shipped to the customer from the Company’s facilities or the outsourced assembly and testing house.

The Company records a reduction to revenue and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenue is recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, the Company may determine that additional sales discount and return allowances are required to properly reflect the Company’s estimated remaining exposure for sales discounts and product returns.

(m) Product Warranty

Under the Company’s standard terms and conditions of sale, products sold are subject to a limited product quality warranty. The standard limited warranty period is 60 days. The Company may receive

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

warranty claims outside the scope of the standard terms and conditions. The Company provides for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues.

(n) Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were $67 thousand, $78 thousand and $29 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of operations based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures which they are intended to compensate.

(o) Employee Retirement Plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC. Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.

The measurement of pension costs and liabilities is determined in accordance with SFAS No. 87, Employees’ Accounting for Pension, or SFAS No. 87. Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The rate of increase in compensation levels is determined based on the historical rate of increase in salaries.

The Company has adopted a defined contribution plan (the “Defined Contribution Plan”) covering full-time employees in the ROC beginning July 1, 2005 pursuant to ROC Labor Pension Act. Pension costs for a period is determined based on the contribution called for in that period. Substantially all participants in the Defined Benefit Plan have been provided the option of continuing to participate in the Defined Benefit Plan, or to participate in the Defined Contribution Plan on a prospective basis from July 1, 2005. Accumulated benefits attributed to participants that elect to change plans are not impacted by their election.

(p) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(q) Foreign Currency Translation

The functional currency for the Company’s operations is the United States dollar. Accordingly, the assets and liabilities of a subsidiary whose functional currency is other than the United States dollar are included in the consolidation by translating the assets and liabilities into the reporting currency (the United States dollar) at the exchange rates applicable at the end of the reporting period. Equity accounts are translated at historical rates. The statements of operations and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of stockholders’ equity in accumulated other comprehensive income (loss). Foreign currency denominated monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (loss) in the accompanying consolidated statements of operations.

(r) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of nonvested shares and unvested treasury stock issued to employees that are contingently returnable until lapse of the requisite service period and ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees and independent directors.

Basic and diluted earning (loss) per ordinary share have been calculated as follows:

	Year December 31,
	2003	2004	2005
Net income (loss) (in thousands)	$(581)	36,000	61,558

Denominator for basic earnings (loss) per share:
Weighted average number of ordinary shares outstanding (in thousands)	116,617	169,320	176,105

Basic earnings (loss) per share	$(0.00)	0.21	0.35

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Contingently returnable nonvested shares and unvested treasury stock issued to employees and contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors are included in the calculation of diluted earnings (loss) per share based on treasury stock method. In 2003, 3,698 thousand ordinary equivalent shares were excluded from the diluted earnings (loss) per ordinary share computation as their effect would be anti-dilutive.

	Year December 31,
	2003	2004	2005
Net income (loss) (in thousands)	$(581)	36,000	61,558

Denominator for diluted earnings (loss) per share:
Weighted average number of ordinary shares outstanding (in thousands)	116,617	169,320	176,105
Nonvested ordinary shares and RSUs (in thousands)	—	3,978	4,554

	116,617	173,298	180,659

Diluted earnings (loss) per share	$(0.00)	0.21	0.34

(s) Share-Based Compensation

The Company has applied SFAS No.123 (revised 2004), Share-Based Payment, from its incorporation in June 2001 for its share-based compensation plan. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Compensation cost also considers the number of awards management believes will eventually vest. As a result, compensation cost is reduced by the estimated forfeitures. The estimate is adjusted each period to reflect the current estimate of forfeitures, and finally, the actual number of awards that vest.

(t) Sale of Newly Issued Subsidiary Shares

A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership (“dilution gain”) is recognized as additional paid in capital in the Company’s consolidated statement of stockholders’ equity. For the year ended December 31, 2004, the Company recognized a dilution gain of $112 thousand resulting from the issuance to third parties of new shares (representing a 5.39% interest) by Himax Display, Inc. (“Himax Display” a consolidated subsidiary) for cash proceeds of $803 thousand. For the year ended December 31, 2005, the Company recognized a dilution gain of $170 thousand and $52 thousand, respectively, resulting from the issuance to third parties of new shares (representing a 20.73% interest) and the issuance to employees of nonvested shares (representing a 6.60% interest) by Amazion Electronics Inc. (“Amazion,” a consolidated subsidiary) for cash proceeds of $866 thousand and for employees’ future service with a fair value of $392 thousand, respectively.

(u) Recently Issued Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, or EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. On September 30, 2004, the FASB issued a final staff position EITF Issue 03-1-1 that delays indefinitely the effective date for the

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

measurement and recognition guidance included in paragraphs 10 through 20 of EITF 03-1. The guidance in paragraph 10 through 20 of EITF 03-1 has been replaced by guidance in FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments issued by FASB in November 2005. Quantitative and qualitative disclosures required by EITF 03-1 remain effective for fiscal 2005. The Company has adopted the disclosure requirements of EITF 03-01.

FSP FAS 115-1 and FAS 124-1 amend EITF 03-1 and address when an investment is considered impaired and whether that impairment is other-than-temporary, and also measure an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP will have a material impact on its consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provision of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the initial adoption of SFAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transaction, or SFAS No. 153. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not currently plan any such nonmonetary transactions and therefore does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to estimate reasonably the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statement of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS No. 154. SFAS No. 154 replaces APB No. 20 and SFAS No. 3 and requires retrospective application to a prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company does not currently plan to undertake any voluntary changes in accounting principle and therefore does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September, 2005, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 04-13, or EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance for circumstances under which two or more transactions involving inventory with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in reporting period beginning after March 15, 2006. The Company does not expect the adoption of EITF 04-013 to have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3.    Marketable Securities

Following is a summary of marketable securities as of December 31, 2004 and 2005:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$777	—	—	777
Open-ended bond fund	7,056	7	—	7,063

Total	$7,833	7	—	7,840

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(in thousands)
Time deposit with original maturities more than three months	$152	—	—	152
Open-ended bond fund	3,804	33	—	3,837

Total	$3,956	33	—	3,989

The Company’s portfolio of available for sale marketable securities by contractual maturity as of December 31, 2004 and 2005 is as follows:

	December 31,
	2004	2005
	(in thousands)
Due in one year or less	$7,735	3,989
Due after one year	105	—

	$7,840	3,989

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Information on sales of available for sale marketable securities for the years ended December 31, 2003, 2004 and 2005 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)
Year ended December 31, 2003	$25,180	123	—
Year ended December 31, 2004	$66,312	401	—
Year ended December 31, 2005	$42,028	105	—

Note 4.    Allowance for Sales Returns and Discounts

The activity in the allowance for sales returns and discounts for the years ended December 31, 2003, 2004 and 2005 follows:

Period	Balance at beginning of period	Addition	Amounts utilized	Balance at end of period
	(in thousands)
For the year ended December 31, 2003	$—	117	(89)	28
For the year ended December 31, 2004	$28	1,022	(810)	240
For the year ended December 31, 2005	$240	398	(457)	181

Note 5.    Inventories

As of December 31, 2004 and 2005, inventories consisted of the following:

	December 31,
	2004	2005
	(in thousands)
Merchandise	$357	38
Finished goods	23,010	32,192
Work in process	22,716	51,769
Raw materials	7,951	20,877
Supplies	58	128

	$54,092	105,004

Note 6.    Intangible Asset

The gross carrying amount of the Company’s acquired technology was $140 thousand at December 31, 2004 and 2005. The related accumulated amortization was $31 thousand and $59 thousand at December 31, 2004 and 2005, respectively.

Amortization expense for the years ended December 31, 2003, 2004 and 2005, was $3 thousand, $28 thousand and $28 thousand, respectively. Future amortization expense for the net carrying amount of this intangible asset at December 31, 2005 is estimated also to be $28 thousand in 2006 and 2007, and $25 thousand in 2008.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 7.    Property and Equipment

	December 31,
	2004	2005
	(in thousands)
Land	$—	10,160
Machinery	4,711	6,184
Research and development equipment	3,138	5,464
Software	2,869	3,590
Office furniture and equipment	898	1,534
Others	2,898	3,474

	14,514	30,406
Accumulated depreciation and amortization	(3,981)	(7,566)
Prepayment for purchases of equipment and software	457	798
Construction of buildings in progress	—	788

	$10,990	24,426

Depreciation and amortization of these assets for 2003, 2004 and 2005, was $1,235 thousand, $2,733 thousand and $3,585 thousand, respectively.

Note 8.    Investments in Non-marketable Securities

Following is a summary of such investments as of December 31, 2004 and 2005:

	December 31,
	2004	2005
	(in thousands)
Jemitek Electronic Corp.	$313	313
Lightmaster System Inc.	1,500	1,500
Integrated Microdisplays Limited	129	—

	$1,942	1,813

In 2005, the Company considered its investment in equity of Integrated Microdisplays Limited to be other than temporarily impaired due to a significant operating deficit. The carrying amount of $129 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of operations.

Note 9.    Prepaid Expenses and Other Current Assets

	December 31,
	2004	2005
	(in thousands)
Refundable business tax	$2,599	7,953
Fair value of foreign currency forward contract	448	250
Prepaid rental, software maintenance fee and others	1,653	2,910

	$4,700	11,113

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 10.    Other Accrued Expenses and Other Current Liabilities

	December 31,
	2004	2005
	(In thousands)
Accrued payroll, pension and related expenses	$1,342	2,855
Accrued commission	799	2,534
Accrued warranty costs	507	545
Accrued mask and mold fees	1,469	3,039
Payable for purchases of equipment	186	2,471
Accrued insurance, welfare expenses, etc.	1,923	2,551

	$6,226	13,995

The movement in accrued warranty costs for the years ended December 31, 2003, 2004 and 2005, is as follows:

Period	Balance at beginning of period	Addition	Amounts utilized	Balance at end of period
	(in thousands)
Year ended December 31, 2003	$—	2	2	—
Year ended December 31, 2004	$—	960	(453)	507
Year ended December 31, 2005	$507	1,415	(1,377)	545

Note 11.    Short-Term Debt

Short-term debt borrowed in 2005 are bank loans used to finance the payment of a special cash dividend that the Company distributed to its shareholders of record as of November 2, 2005 and to support the working capital requirements for general corporate purposes.

As of December 31, 2005, short-term debt consisted of a $13,600 thousand loan, denominated in US dollars, and which has a maturity date that has been extended to May 2, 2006. The remaining balance of short-term debt of approximately $13,674 thousand, is comprised of three separate loans in the amounts of NT$250,000 thousand ($7,596 thousand), NT$40,000 thousand ($1,216 thousand) and NT$160,000 thousand ($4,862 thousand), all of which are denominated in New Taiwan dollars and which have maturity dates that have been extended to March 26, 2006, March 26, 2006 and March 27, 2006, respectively.

As of December 31, 2004 and 2005, unused credit lines amounted to $37,676 thousand and $26,727 thousand, respectively.

Interest rates per annum on short-term debt outstanding as of December 31, 2005 ranged from 1.70% to 4.61%. Cash equivalents in the form of time deposits of $13,600 thousand are held as collateral for certain short-term debt at December 31, 2005.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 12.    Government Grant and Long-Term Debt

The Company entered into several contracts with Industrial Development Bureau of Ministry of Economic Affairs (IDB of MOEA), Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and the Administrative Bureau of Science-Based Industrial Park (SBIP) during 2001, 2002, 2003 and 2004 for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description
(in thousands)
IDB of MOEA	NT$5,940 (US$171)	January 2002 to June 2003	LCOS development
IDB of MOEA	22,700 (US$654)	September 2003 to February 2005	Mobile phone TFT driver IC
SBIP	3,800 (US$112)	October 2004 to July 2005	Application of LCOS
DOIT of MOEA	19,500 (US$610)	December 2004 to November 2005	Multimedia high definition TV SOC

The LCOS development contract above was jointly entered into by the Company and Chi Mei Optoelectronics Corp. (CMO) with IDB of MOEA, which offers a grant with maximum amount of $340 thousand, in which the Company and CMO each are entitled to one half of the grant.

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of operations in 2003, 2004 and 2005 were $52 thousand, $556 thousand and $381 thousand, respectively.

In 2002, IDB of MOEA provided an interest free loan of $335 thousand to the Company. The loan is to be repaid in eight equal quarterly installments starting from July 1, 2004. Furthermore, the Company is required to pay a return fee equal to 2% of the sales of certain developed products with a ceiling at 30% of the interest free loan within three years commencing from the sales of the project product. In 2004, a return fee of $0.45 thousand was accrued and recognized as a reduction of sales in the accompanying consolidated statements of operations. No return fee occurred in 2005.

As of December 31, 2005, all of the long-term debt will become due during 2006.

As of December 31, 2004 and 2005, time deposits pledged to bank for repayment guarantee of the above-mentioned matching fund amounted to $267 thousand and $361 thousand, respectively.

Note 13.    Retirement Plan

The Company established the Defined Benefit Plan covering full-time employees in the ROC. In accordance with the Defined Benefit Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement. Each employee earns two months of salary for each of the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Defined Benefit Plan assets consist entirely of a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law. The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2005, based on the contribution called for was $356 thousand.

Substantially all participants in the Defined Benefit Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan were not impacted by their election to change plans and their seniority remains regulated by the ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contributions to the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $189 thousand to its pension fund maintained with the Central Trust of China and $733 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2006.

The Company uses a measurement date of December 31, for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2004	2005
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$208	414
Service cost	170	150
Interest cost	6	13
Actuarial loss	30	45

Benefit obligation at end of year	$414	622

Change in plan assets
Fair value at beginning of year	$103	215
Actual return on plan assets	2	4
Employer contribution	110	195

Fair value at end of year	$215	414

Funded status	$(199)	(208)
Unrecognized net actuarial loss	170	206

Accrued pension liabilities	$(29)	(2)

The accumulated benefit obligation for the Defined Benefit Plan was $168 thousand and $288 thousand at December 31, 2004 and 2005, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

As of December 31, 2004 and 2005, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2003, 2004 and 2005, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Service cost	$40	170	150
Interest cost	2	5	13
Expected return on plan assets	(2)	(3)	(6)
Net amortization and deferral	—	6	6

Net periodic pension cost	$40	178	163

The weighted-average assumptions used in computing the benefit obligation are as follows:

	Year Ended December 31,
		2004		2005
	2003	Himax Taiwan	Himax Display & Amazion	Himax Taiwan	Himax Display & Amazion
Discount rate	2.50%	3.00%	3.00%	3.50%	3.50%
Rate of increase in compensation levels	4.00%	4.00%	1.00%	4.00%	3.00%

For the years ended December 31, 2003, 2004 and 2005, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
		2004		2005
	2003	Himax Taiwan	Himax Display & Amazion	Himax Taiwan	Himax Display & Amazion
Discount rate	4.00%	2.50%	3.00%	3.50%	3.50%
Rate of increase in compensation levels	3.00%	4.00%	1.00%	4.00%	3.00%
Expected long-term rate of return on pension assets	4.00%	2.50%	3.00%	3.50%	3.50%

The Company determines the expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount
(in thousands)
2006	$—
2007	—
2008	—
2009	—
2010	—
2011 ~ 2015	63

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 14.    Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$827	291	188
Research and development	11,666	4,288	6,336
General and administrative	2,124	721	848
Sales and marketing	1,349	537	1,241

	$15,966	5,837	8,613

(a) Employee stock bonuses

Through December 31, 2003, employees were entitled to bonuses in cash, shares, or a combination of both, based on annual distributable earnings defined in Himax Taiwan’s articles of incorporation, subject to certain annual limits. Sales of these shares are subject to restrictions. Employees were permitted to sell 50%, 25% and 25% of their bonus shares immediately, after a one year and after a two year period, respectively. If an employee leaves Himax Taiwan within one year after the share issuance date, the employee is not permitted to sell the remaining 50% of the shares until two years after the date of grant. If the employee violates specific provisions stipulated in the employment contract, the shares are forfeited.

Employee bonuses are accrued and recognized as compensation expense in the period services are provided. Bonuses are determined based on ROC generally accepted accounting principles (“ROC GAAP”) financial results and are subject to shareholder approval. The difference between estimated bonuses and actual amounts paid, either in cash or through common shares issuance, is charged to earnings upon shareholder approval such bonuses. Amounts charged for share issuances are based upon the estimated fair value of such shares at the date of shareholder approval. The shares through December 31, 2003 have been valued retrospectively since no valuation was performed when the shares were granted and Himax Taiwan’s shares were not publicly traded. Management was primarily responsible for estimating the fair value of Himax Taiwan’s shares. When estimating fair value, management considered a number of factors, including in some cases retrospective valuations from the independent third-party valuer.

The share valuation methodologies included the net asset approach and the market comparable approach using four multiples: average price/earnings; enterprise value/sales; enterprise value/earnings before interest and tax; enterprise value/earnings before interest, tax, depreciation and amortization.

The estimated fair value per share of employee stock bonuses on the date of shareholder approval was determined to be NT$39.44(US$1.145) and NT$67.13 (US$1.955) in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively.

On June 27, 2003 and June 30, 2004, Himax Taiwan’s shareholders approved the issuance of 3,490,121 shares and 7,584,065 shares, respectively, as employee bonuses.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The allocation of compensation expenses from the employee stock bonuses is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$787	—	—
Research and development	10,905	—	—
General and administrative	1,933	—	—
Sales and marketing	1,205	—	—

	$14,830	—	—

(b) Employee Annual Bonus Plan

In June 2005, Himax Taiwan discontinued the above-mentioned employee stock bonus program with effect from December 31, 2004. Due to a history of paying bonus based on annual operating results, the Company’s employees have developed an expectation of receiving a bonus of some form. In order to meet such expectation and to retain and motivate employees, management communicated to all employees that they would receive a competitive bonus for services rendered beginning in 2004 and up to the effectiveness of a long-term incentive plan which was expected to be adopted after the completion of the share exchange referred to in Note 1 and approval of the Company’s shareholders.

Based on a compensation package analysis with the Company’s primary domestic competitors, an annual bonus on top of the cash compensation was accrued. The revised bonus plan allows the bonus to be paid in cash or shares. If a cash payment is not made, the shares given will have the same value as the cash award. Employee compensation expense of $4,141 thousand was accrued in 2004 relating to such bonus plan.

In order to settle the above mentioned accrued bonus payable, on December 27, 2005, pursuant to the authorization of the Company’s shareholders and the delegation by the Company’s board of directors, the Company’s compensation committee approved a grant of 990,220 RSUs to employees for their service provided in 2004 and the ten months ended October 31, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

The amount of compensation expense from the annual bonus plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

The allocation of compensation expenses from the annual bonus plan is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$—	220	98
Research and development	—	3,045	3,215
General and administrative	—	540	454
Sales and marketing	—	336	628

	$—	4,141	4,395

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(c) Long-Term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents one ordinary share of the Company.

On December 27, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to its employees and independent directors, respectively. The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events. The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

Management is primarily responsible for estimating the fair value of the Company’s ordinary shares underlying the RSUs granted on December 30, 2005. When estimating fair value, management considers a number of factors, including contemporaneous valuations from an independent third-party appraiser. The share valuation methodologies used include the discounted cash flow approach and the market value approach where a different weight to each of the approaches is assigned to estimate the value of the Company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as the Company’s financial results and business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; the Company’s ability to retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2005	—	$—
Granted	1,317,564	8.62
Vested	(329,395)	8.62
Forfeited	—	—

Balance at December 31, 2005	988,169	8.62

As of December 31, 2005, the total compensation cost related to the unvested RSUs not yet recognized was $7,510 thousand. The weighted-average period over which it is expected to be recognized is 1.75 years.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The allocation of compensation expenses from the RSUs granted to employees and independent directors is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$—	—	62
Research and development	—	—	2,080
General and administrative	—	—	262
Sales and marketing	—	—	436

	$—	—	2,840

(d) Nonvested Shares Issued to Employees

In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service. The shares will vest five years after the grant date. If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity. The Company recognized compensation expenses of $130 thousand, $130 thousand and $92 thousand in 2003, 2004 and 2005, respectively. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of operations since the employees who received such nonvested shares were assigned to the research and development department. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.

Nonvested share activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2003	3,750,502	$0.116
Granted	—	—
Forfeited	(69,638)	0.116

Balance at December 31, 2003	3,680,864	0.116
Granted	—	—
Forfeited	(484,979)	0.116

Balance at December 31, 2004	3,195,885	0.116
Granted	—	—
Forfeited	(2,487)	0.116

Balance at December 31, 2005	3,193,398	0.116

The forfeiture of nonvested shares issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

As of December 31, 2005, the total compensation cost related to nonvested shares not yet recognized was $68 thousand, which is expected to be recognized in 2006.

In September 2005, Amazion Electronics Inc. (a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service. The shares will vest four years after the grant date. If employees leave Amazion Electronics Inc. before completing the four year service period, they must sell these shares back to Amazion Electronics Inc. at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $33 thousand in 2005. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of operations with a corresponding increase to minority interest in the accompanying consolidated balance sheets. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.3190) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2005	—	$—
Granted	1,250,000	0.3190
Forfeited	(445,000)	0.3190

Balance at December 31, 2005	805,000	0.3190

As of December 31, 2005, the total compensation cost related to this award not yet recognized was $253 thousand. The weighted-average period over which it is expected to be recognized is 3.54 years.

(e) Treasury Stock Issued to Employees

In 2002 and 2003, treasury shares were issued to employees with a three year vesting period. The excess of the fair value of these common shares over any amount that an employee paid for treasury stock is recorded as deferred compensation expense which is reflected as an offset to equity upon issuance of the treasury shares. Deferred compensation expense is amortized to compensation expense on a straight-line basis over the three-year service period with a corresponding increase to equity.

Management is primarily responsible for estimating the fair value of its share. When estimating fair value, management considered a number of factors, including retrospective valuations from an independent third-party valuer. The estimated grant date fair value per share in 2002 and 2003 range from NT$15.32 (US$0.459) to NT$19.93 (US$0.577) and NT$20.17 (US$0.583) to NT$52.10 (US$1.538), respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Treasury stock activity during the periods indicated is as follows:

	Number of Shares	Weighted Average of Excess of Grant Date Fair Value over Employee Payment
Balance at January 1, 2003	2,928,076	0.356
Granted	5,546,872	0.740
Forfeited	—	—

Balance at December 31, 2003	8,474,948	0.607
Granted	—	—
Forfeited	(1,289,280)	0.662

Balance at December 31, 2004	7,185,668	0.597
Granted	—	—
Forfeited	—	—
Vested	(2,706,593)	0.356

Balance at December 31, 2005	4,479,075	0.743

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2005, the total compensation cost related to treasury stock not yet recognized was $548 thousand, which is expected to be recognized in 2006.

The allocation of compensation expenses from the treasury stock issued to employees is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cost of revenues	$40	71	28
Research and development	631	1,113	916
General and administrative	191	181	132
Sales and marketing	144	201	177

	$1,006	1,566	1,253

Note 15.    Stockholders’ Equity

(a) Share capital

On April 26, 2005, Himax Technologies, Inc. was incorporated with an authorized share capital of $50,000 divided into 500,000,000 ordinary shares with par value of US$0.0001 per share. The issued share capital is US$0.0001 divided into one ordinary share credited as fully paid.

On October 14, 2005, the shareholders of Himax Taiwan exchanged an aggregated of 180,769,264 common shares of Himax Taiwan for an aggregate of 180,769,264 ordinary shares of Himax Technologies, Inc. Accordingly, as of October 14, 2005, Himax Technologies, Inc. has an authorized share capital of 500,000,000 ordinary shares with par value of US$0.0001 per share, and 180,769,265 ordinary shares issued and outstanding. There was no change in the amount of total stockholders’ equity as a result of this transaction.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(b) Earnings distribution

As a holding company, and prior to the proposed overseas listing, the only asset of the Company is the 100% ownership interest in Himax Taiwan. Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law. The ability of the Company’s subsidiaries to pay dividends, repay intercompany loans from the Company or make other distributions to the Company may be restricted by the availability of funds, the terms of various credit arrangements entered into by the Company’s subsidiaries, as well as statutory and other legal restrictions. The Company’s subsidiaries in Taiwan are generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserve). In addition, before distributing a dividend to shareholders following the end of a fiscal year, a Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

Pursuant to the approval of the board of directors on October 25, 2005, the Company distributed a special cash dividend to its shareholders of record as of November 2, 2005 in the amount of $13,558 thousand or the equivalent of $0.075 per outstanding share as of that date. This dividend was paid to the Company’s shareholders in respect of the Company’s performance before 2006. The Company decided to pay the dividend in cash instead of shares because its ordinary shares at the time of the dividend payment were not listed on any stock exchange and therefore had limited liquidity.

(c) Treasury stock

The Company accounts for treasury stock acquisitions using the cost method.

In accordance with a board of directors’ resolution on April 22, 2002, Himax Taiwan repurchased 2,628,540 shares of its outstanding common stock in 2003. The purchase price per share range from NT$6.50 (US$0.187) to NT$9.84 (US$0.291) in 2003.

Note 16.    Income Taxes

Substantially all of the Company’s pre-tax income is derived from the operations in the ROC and substantially all of the Company’s income tax expense (benefit) is incurred in the ROC.

An additional 10% corporate income tax will be assessed on undistributed income for the consolidated entities in the ROC, but only to the extent such income is not distributed before the end of the following year. As a result, the undistributed and distributed income is subjected to a corporate tax rate of 32.5% and 25%, respectively. The Company initially measures its income tax expense, including the tax effects of temporary differences, using the undistributed rate in the period the income is earned, and the reduction in the tax liability is recognized in the period the distribution to shareholders is finalized.

In accordance with the ROC Statute for Upgrading Industries, the Company’s 2003 capital increase related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry. The incremental income derived from selling the above new product is tax exempt for a period of five years, effective on April 1, 2004 and expiring on March 31, 2009. The aggregate per share effect of such income tax exemption for the years ended December 31, 2004 and 2005, is a $0.04 and $0.05 increase to earnings per share, respectively.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Current income tax expense	$3,380	3,215	12,294
Deferred income tax benefit	(37)	(4,986)	(3,371)

	$3,343	(1,771)	8,923

The differences between expected income tax expense, computed based on the statutory undistributed income tax rate of 32.5%, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Expected income tax expense	$898	11,115	22,834
Tax-exempted income	—	(6,328)	(9,189)
Nontaxable gains on sale of marketable securities	(40)	(130)	(38)
Increase of investment tax credits	(2,278)	(7,586)	(10,647)
Increase in valuation allowance	11	882	2,421
Non deductible share-based compensation expenses	5,189	1,897	2,799
Tax benefit resulting from distribution of prior year’s income	(380)	(1,650)	—
Foreign tax rate differential	10	41	83
Others	(67)	(12)	660

Actual income tax expense (benefit)	$3,343	(1,771)	8,923

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

As of December 31, 2004 and 2005, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2004	2005
	(in thousands)
Deferred tax assets:
Inventory	$440	643
Unrealized foreign exchange loss	444	30
Capitalized expense for tax purposes	188	145
Accrued compensated absences	19	37
Allowance for sales return, discounts and warranty	243	236
Accrued commission	210	—
Unused investment tax credits	4,662	9,407
Unused loss carry-forward	404	1,851
Investments in non-marketable securities	—	42
Other	59	51

Total gross deferred tax assets	6,669	12,442
Less: valuation allowance	(893)	(3,314)

Net deferred tax assets	5,776	9,128

Deferred tax liabilities:
Unearned government grants	28	—
Unrealized foreign exchange gain	—	5
Foreign currency translation adjustments	—	3
Prepaid pension cost	—	4

Total gross deferred tax liabilities	28	12

Net deferred tax assets	$5,748	9,116

The valuation allowance for deferred tax assets as of January 1, 2003, 2004 and 2005 was $0 thousand, $11 thousand and $893 thousand, respectively. The net change in the valuation allowance for the years ended December 31, 2003, 2004 and 2005, was an increase of $11 thousand, $882 thousand and $2,421 thousand, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Since Himax Taiwan’s subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $893 thousand and $3,314 thousand as of December 31, 2004 and 2005, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely these tax benefits will be realized. The total tax loss carryforwards for these subsidiaries at December 31, 2005 was $5,747 thousand, which will expire if unused by 2010. The remaining investment tax credit for these subsidiaries at December 31, 2005 was $1,459 thousand, which will expire if unused by 2009.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied up to the amount of the tax actually payable in the final year.

As of December 31, 2005, all of the Company’s remaining investment tax credits of NT$309,572 thousand (US$9,407 thousand), which will expire if unused by 2009.

Himax Taiwan’s income tax returns have been examined and assessed by the ROC tax authorities through 2002.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system will be effective commencing January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer will be required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a tax rate ranging from 10% to 12%. The add-back items include exempt gain from nonpublicly traded security transactions and exempt income under tax holidays. Currently, the tax rate set by the tax authority is 10%. As there are grandfathered treatments for the tax holidays approved by the tax authorities before the IBTA Statute took effect, the Company believes that the IBTA Statute will not have a significant impact on the Company.

Note 17.    Derivative Financial Instruments

The Company operates in Taiwan and internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce such exposure. None of the Company’s existing derivatives qualify for hedge accounting pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the derivative instruments are recorded at fair value on the consolidated balance sheets with the change in fair value being reflected immediately in earnings in the consolidated statements of operations.

The table below shows the fair value and notional principal of the Company’s derivative financial instruments as of December 31, 2004 and 2005. The estimated fair value of the derivative instruments is recorded in other current assets on the accompanying consolidated balance sheet as of December 31, 2004 and 2005. The fair value of the derivative financial instruments as of December 31, 2004 and 2005 is estimated based on quoted market prices from brokers or banks. Although the following table reflects the notional principal and fair value of amounts of derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that these financial instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures will depend on actual market conditions during the remaining life of the instruments.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

As of December 31, 2004 and 2005, the details of foreign currency exchanges contracts outstanding are summarized as follows:

December 31, 2004
BUY	SELL	Contract amount	Fair Value	Settlement date	Maturity amount
		(in thousands)			(in thousands)
NTD	USD	$15,000	$270	January 12, 2005 ~ February 22, 2005	NT$ 485,007
JPY	USD	$12,000	$178	January 24, 2005 ~ February 23, 2005	JPY 1,247,660

December 31, 2005
BUY	SELL	Contract amount	Fair Value	Settlement date	Maturity amount
		(in thousands)			(in thousands)
NTD	USD	$12,000	$213	January 25, 2006	NT$ 400,348
JPY	USD	$10,000	$37	January 25, 2006 ~ February 22, 2006	JPY 1,177,925

As of December 31, 2003, 2004 and 2005, unrealized gains included in earnings related to the above foreign currency forward contracts were $27 thousand, $448 thousand and $250 thousand, respectively. The realized gains resulting from foreign currency forward contracts were $56 thousand, $677 thousand and $108 thousand in 2003, 2004 and 2005, respectively.

Note 18.    Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, short-term debt accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months is determined using the discounted present value of expected cash flows. Derivative financial instruments are also reported at fair value based on quoted market prices from brokers or banks. The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values. The fair value of the Company’s long-term debt is $85 thousand at December 31, 2004, and is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers.

Note 19.    Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, accounts receivable and derivative financial instruments. The Company places its cash primarily in checking and saving accounts with reputable financial institutions. The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents. Marketable securities consist of time deposits with original maturities of greater than three months and investments in an open-ended bond fund identified to fund current operations. All marketable securities are classified as available-for-sale. The Company enters into foreign currency forward contracts to reduce exposure to changes in foreign currency exchanges rates. The Company entered into such contracts with major

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

international foreign banks or reputable local banks. The likelihood of default on the part of the banks is considered remote.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels. The TFT-LCD industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations. The Company expects to be substantially dependent on sales to the TFT-LCD industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The largest customer (CMO and its affiliates), a related party, accounted for approximately 78.0%, 63.2% and 58.9%, respectively, of the Company’s revenues in 2003, 2004 and 2005. The second largest (Chunghwa Picture Tubes and its affiliates) accounted for 5.7%, 19.5% and 16.2%, respectively. Each of these two customers also represented more than 10% of the Company’s accounts receivable balance at December 31, 2004 and 2005. CMO and its affiliates accounted for approximately 58.3% and 45.5% of the Company’s accounts receivable balance at December 31, 2004 and 2005, respectively. Chunghwa Picture Tubes and its affiliates accounted for 23.0% and 27.6%, respectively. As a result, a default by any such customer, or a prolonged delay in the payment of accounts receivable, would adversely affect the Company’s cash flow, liquidity and operating results. The Company performs ongoing credit evaluations of each customer and adjusts credit limits based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. The Company regularly monitors collections and payments from customers and has not provided any valuation allowance because it believes all accounts receivable are collectible and has never had historical bad debt expense. See Notes 20 and 22 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test. The Company primarily depends on two foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company’s customer relationships. The Company is currently seeking to identify and secure additional foundry capacity in order to diversify the Company’s foundry sources.

There are a limited number of companies which supply processed tape used to manufacture the Company’s semiconductor products and therefore, from time to time, shortage of such processed tape may occur. If any of the Company’s suppliers experience difficulties in delivering processed tape used in its products, the Company may not be able to locate alternative sources in a timely manner. Moreover, if shortages of processed tape were to occur, the Company may incur additional costs or be unable to ship its products to customers in a timely manner, which could harm the Company’s business and negatively impact its earnings.

A limited number of third-party assembly and testing houses assemble and test substantially all of the Company’s current products. As a result, the Company does not directly control its product delivery schedule, assembly and testing costs and quality assurance and control. If any of these assembly and testing houses experiences capacity constraints or financial difficulties, or suffers any damage to its facilities, or if there is any other disruption of its assembly and testing capacity, the Company may not be able to obtain alternative assembly and testing services in a timely manner. Because the amount of time the Company usually takes to qualify assembly and testing houses, the Company could experience significant delays in product shipments if it is required to find alternative source. Any problems that the Company may encounter with the delivery, quality or cost of its products could damage the Company’s reputation and result in a loss of customers and orders.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 20.    Related-Party Transactions

(a) Name and relationship

Name of related parties	Relationship
Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of Directors; the Company’s Chairman represented on CMO’s Board of Directors

International Display Technology Ltd. (IDTech)	Wholly owned subsidiary of CMO

Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of Directors

Chi Mei Corporation (CMC)	Major shareholder of CMO

NEXGEN Mediatech Inc. (NEXGEN)	CMC nominated more than half of the seats on NEXGEN’s Board of Directors

Chi Mei Communication System, Inc.(CMCS)	CMC nominated more than half of the seats on CMCS’s Board of Directors

Chi Lin Technology Co., Ltd.(Chi Lin Tech)	CMC nominated more than half of the seats on Chi Lin Tech’s Board of Directors

Chi Lin Optronics Corp.	Wholly owned subsidiary of Chi Lin Tech

NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMO

(b) Significant transactions with related parties

(i) Revenues and accounts receivable

Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
CMO	$100,115	189,095	317,012
IDTech	2,678	775	275
Chi Lin Tech	—	290	2,841
JEC	—	599	1,565
NEXGEN	—	—	370
CMO-NingBo	—	—	721

	$102,793	190,759	322,784

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

A breakdown by product type for sales to CMO is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Display driver for large-size applications	$98,569	188,526	315,841
Display driver for consumer electronics applications	528	41	6
Others	1,018	528	1,165

	$100,115	189,095	317,012

The sales prices CMO receives are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2004 and 2005, were as follows:

	December 31,
	2004	2005
	(in thousands)
CMO	$38,582	67,392
Chi Lin Tech	203	1,234
JEC	500	120
NEXGEN	—	221
CMO-NingBo	—	721

	$39,285	69,688

The credit terms granted to IDTech and Chi Lin Tech were 30 days and the credit terms granted to other related parties were 60 days, comparable to that offered to unrelated third parties.

(ii) Purchases and accounts payable

Purchases from related parties are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
CMO	$26	176	703
CMC	—	—	9
Chi Lin Tech	—	—	31

	$26	176	743

The related accounts payable resulting from the above purchases as of December 31, 2004 and 2005, were as follows:

	December 31,
	2004	2005
	(in thousands)
CMO	$2	—

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

(iii) Property transactions

In 2003, the Company entered into a construction contract for an LCOS factory with CMO. The contract price amounted to $1,246 thousand and was recorded as leasehold improvements in the accompanying consolidated balance sheets.

CMO offered technology management for setting the layout and guidance of the LCOS factory, and the related payment resulting from the aforementioned transaction amounted to $321 thousand and was recorded as general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2003, the related payables resulting from the aforementioned transactions were paid.

In 2005, the Company purchased equipment amounting to $2 thousand from Chi Lin Optronics Corp.. The purchase had been full paid as of December 31, 2005.

(vi) Joint development plan: please see Note 12.

(v) Lease

The Company entered into a lease contract with CMO for leasing office space and equipment. For the years ended December 31, 2003, 2004 and 2005, the related rent and utility expenses resulting from the aforementioned transactions amounted to $438 thousand, $633 thousand and $619 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of operations. As of December 31, 2004 and 2005, the related payables resulting from the aforementioned transactions amounted to $47 thousand and $55 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(vii) Sales agent

The Company entered into sales agent contracts with CMO and CMCS. For the years ended December 31, 2003, 2004 and 2005, the sales commission resulting from such contracts amounted to $20 thousand, $48 thousand and $49 thousand, respectively. The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of operations.

(viii) Others

In 2003, the Company purchased $57 thousand of supplies from CMO, which were charged to cost of revenue and operating expense. This purchase had been fully paid as of December 31, 2003.

In 2004 and 2005, the Company purchased consumable and miscellaneous amounting to $121 thousand and $78 thousand, respectively, from CMO, CMC, Chi Lin Tech and NEXGEN, which were charged to operating expense. As of December 31, 2005, the related payables resulting from the aforementioned transactions were $19 thousand.

In 2004 and 2005, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $12 thousand and $43 thousand, respectively, which was charged to research and development expense. As of December 31, 2005, the related process fee resulting from the aforementioned transactions had been fully paid.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Note 21.    Commitments and Contingencies

(a) As of December 31, 2004 and 2005, amounts of outstanding letters of credit for the purchase of machinery and equipment were $2,826 thousand and $25 thousand, respectively.

(b) As of December 31, 2004, and 2005 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters. Total contract prices amounted to $627 thousand and $8,861 thousand, respectively. As of December 31, 2004 and 2005, the remaining commitments were $347 thousand and $8,150 thousand.

(c) On July 30, 2004, the Company entered into contracts with a vendor for software licenses and maintenance services for a period of three years. The total license fees include maintenance services for the three-year period amounted to $1,724 thousand.

As of December 31, 2005, future license fees payments resulting from the aforementioned contracts were as follows:

Duration	Amount
(in thousands)
January 1, 2006~December 31, 2006	$569

(d) The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2005 to 2008. As of December 31, 2004 and 2005, deposits paid amounted to $210 thousand and $371 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2005, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)
January 1, 2006~December 31, 2006	$1,148
January 1, 2007~December 31, 2007	322
January 1, 2008~December 31, 2008	59

$1,529

Rental expense for operating leases amounted to $609 thousand, $981 thousand and $1,305 thousand in 2003, 2004 and 2005, respectively.

(e) The Company entered into several sales agent agreements commencing from 2003. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to a customer in the specific territory or referred by agent as stipulated in these agreements on a monthly basis. Total commissions incurred amounting to $66 thousand, $2,604 thousand and $4,478 thousand, respectively, in 2003, 2004 and 2005, respectively.

(f) In August of 2004, the Company entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in the fourth quarter of 2004 was $100 thousand. No license fee or royalty occurred in 2005.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

In March 2005, the Company entered into a license agreement for the use of USB 2.0 relevant technology for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. No license fee or royalty occurred to date.

In February 2005, the Company placed a refundable deposit amounting to $250 thousand to a bank for its issuance of a standby letter of credit as a guarantee of the Company’s compliance with a contract covenant pursuant to a license agreement entered into for the use of digital consumer decoder technology. Based on the license agreement, if the Company sells the project products to any customer other than those approved by the licensor, the Company should pay the licensor a fee determined based on the formula prescribed in the license agreement.

(g) The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, the Company is not aware of any such claims that it believes could have a material adverse effect on its financial position or results of operations.

(h) Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(i) The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.

(j) The current corporate structure of the Company was established through a share exchange, which became effective on October 14, 2005, between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission (an agency under the administration of the ROC Ministry of Economic Affairs) approved the share exchange on September 7, 2005. In connection with the application seeking approval of the share exchange, the Company made the following undertakings to expand its investment in the ROC, the approval of which was conditional upon the satisfaction of such undertakings: (1) Himax Taiwan must purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan, (2) Himax Taiwan must increase the number of employees in the ROC to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively, (3) Himax Taiwan must invest no less than NT$800.0 million ($24.4 million), NT$900.0 million ($27.4 million) and NT$1.0 billion ($30.5 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively, which may be satisfied through cash-based compensation paid to research and development personnel but not through non-cash share-based compensation and (4) Himax Taiwan must submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

If the Company does not satisfy the undertakings set by the ROC Investment Commission in approving the share exchange, the ROC Investment Commission may revoke Himax Taiwan’s right to repatriate profits to the Company and/or its approval of the share exchange, the occurrence of either of which would materially and adversely affect the Company’s business, financial condition and results of operations and decrease the value of the Company’s American depositary shares (ADSs). The material adverse consequences include: (1) difficulty in

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

obtaining approval for additional investments in Himax Taiwan, (2) restrictions on transfer of net proceeds of overseas offerings, (3) limitation on ability to raise capital through the Company and (4) the loss of certain protections under the status as a foreign-invested company under the ROC Statute for Investment by Foreign Nationals, including the protection from expropriation of Himax Taiwan’s assets.

Before distributing a dividend to the Company, Himax Taiwan must recover any accumulated losses in prior years, pay all outstanding taxes and set aside 10% of its annual net income as a legal reserve until the accumulated legal reserve equals Himax Taiwan’s paid-in capital. Refer to Note 15 (b) of the Company’s consolidated financial statements for further details. However, if the Company does not satisfy the undertakings with the ROC Investment Commission, the ROC Investment Commission may deny Himax Taiwan’s right to repatriate dividends to the Company. Himax Taiwan’s ability to make advances or repay intercompany loans with terms of less than one year to the Company will not be restricted as such activities are not subject to the ROC Investment Commission’s approval.

The ROC Investment Commission has the right (at its discretion) to revoke its approval of the share exchange based on the undertakings described above. Prior to the ROC Investment Commission exercising its discretionary right to revoke its approval of the share exchange or Himax Taiwan’s right to repatriate profits to the Company, in practice the Company and Himax Taiwan would be notified and given an opportunity to be heard. There are no promulgated rules or regulations setting forth the factors that the ROC Investment Commission would consider in exercising its discretion. Each case is determined individually. Should the approval be revoked, the Company and Himax Taiwan would be entitled to appeal such decision to the Committee of Appeal of the ROC Ministry of Economic Affairs and/or initiate court proceedings to reverse such decision. A revocation by the ROC Investment Commission would not (1) invalidate the effectiveness of the share exchange pursuant to which the Company’s ownership structure was established, (2) limit Himax Taiwan’s ability to issue equity or debt securities or incur debt or (3) otherwise restrict Himax Taiwan’s operations (other than as set out in the undertakings).

In August 2005, the Company purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($9.9 million) which satisfied the first condition. As of December 31, 2005, the Company had satisfied the 2005 undertakings the Company made with the ROC Investment Commission. Himax Taiwan had 549 employees as of December 31, 2005 and had spent NT$1,012 million ($30.9 million) in research and development expenditures in 2005.

With regard to 2006 and 2007 conditions, the Company expects that it will spend at or above the research and development expenditures requirements in 2006 and 2007, even if its business suffers a slowdown (unaudited). Based on the nature of the fabless semiconductor design industry, even if the Company experience no or negative revenue growth as a result of company-specific or industry-wide events, the Company believes it still must commit to the necessary resources in both headcount and research and development expenditures in order to support its plans for further growth and competitiveness (unaudited). The Company’s business plan contemplates an increase in headcount (mostly research and development personnel) and research and development expenditures to improve and enhance its core technologies and know-how (unaudited). Based on the historical trend of increasing headcount and research and development expenditures and the Company’s projected headcount and research and development expenditures, the Company believes that the above-mentioned headcount and research and development expenditures requirements with respect to 2006 and 2007 could be satisfied with a very high level of certainty (unaudited). In the event that the Company’s operating performance is below its current expectations, the Company believes it could still access unused letters of credit from several financial institutions to finance its working capital requirements in order to meet the increased headcount and/or research and development expenditures undertakings (unaudited), Moreover, the Company

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

believes that Himax Taiwan could access the capital markets through the issuance of equity or debt securities or through the incurrence of debt (unaudited).

Therefore, the Company believes that the uncertainty that may arise from the restrictions that could potentially be imposed by the ROC Investment Commission mentioned above is not so severe that would cast significant doubt on the Company’s ability to control Himax Taiwan. The Company has determined that the likelihood of the Company failing to satisfy the undertakings given to the ROC Investment Commission conditions is remote and there is no significant impact to the Company’s financial position or results of operation (unaudited).

Note 22.    Segment Information

The Company is engaged in the design, development and marketing of semiconductors for flat panel displays. Based on the Company’s internal organization structure and its internal reporting, management has determined that the Company does not have any operating segments as that term is defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Revenues from the Company’s major product lines are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Display driver ICs for large-size applications	$108,784	258,006	470,631
Display driver ICs for mobile handset applications	5,695	12,607	31,123
Display drivers for consumer electronics applications	11,795	21,754	18,571
Others	5,569	7,906	19,879

	$131,843	300,273	540,204

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Taiwan	$122,311	284,569	482,991
Other Asia Pacific	9,532	15,704	57,213

	$131,843	300,273	540,204

The tangible long-lived assets relating to above geographic areas were as follows:

	December 31,
	2004	2005
	(in thousands)
Taiwan	$10,908	24,344
China	82	82

	$10,990	24,426

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Revenues from significant customers, those representing approximately 10% or more of total revenue for the respective periods, is summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
CMO and its affiliates, a related party	$102,793	189,870	318,008
Chunghwa Picture Tubes and its affiliates	7,566	58,430	87,534

	$110,359	248,300	405,542

Accounts receivable from significant customers, those representing approximately 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2004	2005
	(in thousands)
CMO and its affiliates, a related party	$38,582	68,113
Chunghwa Picture Tubes and its affiliates	15,193	41,369

	$53,775	109,482

Note 23.    Himax Technologies, Inc. (the Company only)

As a holding company, the only asset of the Company is its 100% ownership interest in Himax Taiwan. Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions. The current corporate structure of the Company was established as a result of a share exchange between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to the certain conditions as disclosed in the first paragraph of Note 21 (j). If the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission, the ROC Investment Commission may revoke the Company’s right to repatriation of profits to be distributed by Himax Taiwan or rescind its approval of the share exchange pursuant to which the Company’s ownership structure was established.

As of December 31, 2005, the amount of restricted net assets of Himax Taiwan, which may not be transferred to the Company in the forms of cash dividends by Himax Taiwan if the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission was $179,564 thousand.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

The Company believes that the above-mentioned restrictions of the ROC Investment Commission represent a limitation on distribution of assets from its subsidiary to the Company, therefore, the condensed separate financial information of the Company, as if the Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets

	December 31,
	2004	2005
	(in thousands)
Cash	$—	—
Investment in subsidiary	104,860	179,564

Total assets	$104,860	179,564

Liabilities	$—	13,733
Total stockholders’ equity	104,860	165,831

Total liabilities and stockholder’s equity	$104,860	179,564

The Company had no long-term obligations or guarantees as of December 31, 2004 and 2005.

Condensed Statements of Operations

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Revenues	$—	—	—
Costs and expenses	—	—	(77)

Operating income (loss)	—	—	(77)
Equity in earnings (loss) from subsidiary	(581)	36,000	61,733
Other non operating income (loss)	—	—	(98)

Income (loss) before income taxes	(581)	36,000	61,558
Income tax	—	—	—

Net Income (loss)	$(581)	36,000	61,558

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2004 and 2005

Condensed Statements of Cash Flows

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(581)	36,000	61,558
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earning) loss from subsidiary	581	(36,000)	(61,733)
Changes in operating assets and liabilities:
Increase in other accrued expenses and other current liabilities	—	—	133

Net cash used in operating activities	—	—	(42)

Net cash provided by (used in) investing activities	—	—	—

Cash flows from financing activities:
Distribution of special cash dividends	—	—	(13,558)
Proceeds from borrowing of short-term debt	—	—	13,600

Net cash provided by financing activities	—	—	42

Net increase (decrease) in cash	—	—	—

Cash at beginning of period	—	—	—

Cash at end of period	$—	—	—